                                                   FILED PURSUANT TO RULE 424b5
                                        REGISTRATION NO. 333-76595

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 18, 1999)

     10,000,000 PREFERRED INCOME EQUITY REDEEMABLE SHARES(SM) ("PIERS(SM)")

                                     [LOGO]
      CONSISTING OF DEPOSITARY SHARES, EACH REPRESENTING ONE ONE-HUNDREDTH
                OF A SHARE OF 7 1/4% CONVERTIBLE PREFERRED STOCK
--------------------------------------------------------------------------------

    We are offering 10,000,000 Preferred Income Equity Redeemable Shares ("PIERS"). Each of the PIERS represents one one-hundredth of a share of our 7 1/4% Convertible Preferred Stock deposited with the Depositary for the PIERS. Each PIERS, through the Depositary, entitles you to all proportional rights and preferences of the underlying shares of Convertible Preferred Stock. The liquidation preference of each PIERS is $25.00, plus accrued and unpaid dividends.

    Dividends on the PIERS will be cumulative from January 23, 2001 and will be payable quarterly on February 15, May 15, August 15 and November 15 of each year, commencing May 15, 2001. The dividend rate is 7 1/4% per annum, which is equivalent to $1.8125 per annum for each PIERS. We may at our option pay dividends in cash, shares of our common stock or a combination of both.

    You may convert the PIERS into shares of our common stock at any time prior to their redemption by us. The conversion rate is 1.1990 shares of common stock for each PIERS, subject to adjustment. This is equivalent to a conversion price of $20.85 per share.

    On or after February 15, 2004, if the closing price of our common stock exceeds 120% of the conversion price, we may at our option, cause the PIERS to be automatically converted, in whole or in part, into that number of shares of our common stock that are issuable upon conversion of the PIERS.

    On August 15, 2009, we must redeem all of the PIERS for cash equal to the liquidation preference (initially $25.00 per PIERS) plus any accrued and unpaid dividends on the PIERS.

    Our common stock is listed on the New York Stock Exchange under the symbol "PKS." The last reported sales price of our common stock on January 17, 2001 was $17.375 per share.

    The PIERS have been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "PKSPrB." Trading of the PIERS on the NYSE is expected to commence within a 30-day period after the initial delivery date. The common stock issuable upon conversion of the Convertible Preferred Stock represented by the PIERS has been approved for listing on the NYSE. The Convertible Preferred Stock will not be listed and we do not expect that there will be any trading market for the Convertible Preferred Stock except as represented by the PIERS.

    INVESTING IN THE PIERS INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE S-11 OF THIS PROSPECTUS SUPPLEMENT AND PAGE 8 OF THE ACCOMPANYING PROSPECTUS.

                                                                   Per Share               Total
                                                                   ---------               -----
Public Offering Price.......................................       $   25.00           $250,000,000
Underwriting Discount.......................................            0.78              7,800,000
Proceeds to Us (before expenses)............................       $   24.22           $242,200,000

    We have granted the underwriters a 30-day option to purchase up to 1,500,000 additional PIERS on the same terms and conditions set forth above solely to cover over-allotments, if any.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the PIERS or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    Lehman Brothers expects to deliver the Depositary Receipts evidencing the PIERS on or about January 23, 2001.
--------------------------------------------------------------------------------

LEHMAN BROTHERS
         ALLEN & COMPANY INCORPORATED
                   MERRILL LYNCH & CO.
                            MORGAN STANLEY DEAN WITTER
                                      SALOMON SMITH BARNEY
January 17, 2001
------------------------
"Preferred Income Equity Redeemable Shares(SM)" and "PIERS(SM)" are service marks owned by Lehman Brothers Inc.

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                PAGE
                                                              --------
Special Note on Forward-Looking Statements..................     S-3
Note on Copyrights and Trademarks...........................     S-3
Prospectus Supplement Summary...............................     S-4
Risk Factors................................................    S-11
Use of Proceeds.............................................    S-14
Capitalization..............................................    S-15
Historical and Pro Forma Financial and Operating Data.......    S-16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    S-19
Business....................................................    S-25
Management..................................................    S-34
Description of PIERS........................................    S-36
Description of Depositary Arrangements......................    S-48
Description of Indebtedness.................................    S-52
Certain United States Federal Income Tax Considerations.....    S-53
Underwriting................................................    S-60
Legal Matters...............................................    S-62
Experts.....................................................    S-62

                              PROSPECTUS
About This Prospectus.......................................       3
Where You Can Find More Information.........................       3
Special Note on Forward-Looking Statements..................       4
Six Flags, Inc. (formerly Premier Parks Inc.)...............       5
Risk Factors................................................       8
Consolidated Ratio of Earnings to Fixed Charges and
  Consolidated Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends.............................      14
Use of Proceeds.............................................      14
Unaudited Pro Forma Statement of Operations and Other
  Data......................................................      15
Description of Debt Securities..............................      20
Description of Common Stock.................................      26
Description of Preferred Stock..............................      28
Description of Warrants.....................................      33
Description of Units........................................      34
Plan of Distribution........................................      35
Legal Matters...............................................      36
Experts.....................................................      36

    You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the dates of this prospectus supplement or the accompanying prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    Some of the statements contained in or incorporated by reference in this prospectus supplement or the accompanying prospectus discuss our plans and strategies for our business or make other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

    - the success or failure of our efforts to implement our business strategy, and

    - the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus supplement and the accompanying prospectus

    We do not have any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors" in this prospectus supplement and the accompanying prospectus. You should carefully consider the information set forth under the caption "Risk Factors" in this prospectus supplement and the accompanying prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus supplement or the accompanying prospectus might not occur.

                       NOTE ON COPYRIGHTS AND TRADEMARKS

    BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM are copyrights and trademarks of Warner Bros.-C- 2001, a division of Time Warner Entertainment Company, L.P. ("TWE"). BATMAN and SUPERMAN are copyrights and trademarks of DC Comics-C- 2001, a partnership between TWE and a subsidiary of Time Warner Inc. YOGI BEAR, SCOOBY-DOO, and THE FLINTSTONES are trademarks of Hanna-Barbera-C- 2001.

                         PROSPECTUS SUPPLEMENT SUMMARY

    THIS SUMMARY MAY NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT TO YOU. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, AS WELL AS THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. IN THIS PROSPECTUS SUPPLEMENT, WE REFER TO SIX FLAGS, INC. AND ITS SUBSIDIARIES AS "WE" OR "SIX FLAGS," UNLESS THE CONTEXT CLEARLY INDICATES OTHERWISE.

                                  THE COMPANY

GENERAL

    We are the largest regional theme park operator in the world, based on our 2000 attendance of approximately 45 million. We operate 37 regional parks, including 15 of the 50 largest theme parks in North America, based on 2000 attendance, the largest paid admission theme park in Mexico and seven theme parks in Europe. We also are managing the development and construction of a new theme park in Spain. Our theme parks serve the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

    In 1998, we acquired the former Six Flags, which had operated regional theme parks under the Six Flags name for nearly forty years and established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, since the commencement of the 1998 season, we have rebranded nine of our parks as "Six Flags" parks, including two of our international parks.

    We hold exclusive long-term licenses for theme park usage throughout the United States (except the Las Vegas metropolitan area), Canada, Europe and Latin and South America (including Mexico) of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. In addition, our European and Latin and South American licenses with Warner Bros. include the Hanna-Barbera and Cartoon Network characters, including YOGI BEAR, SCOOBY-DOO, THE FLINTSTONES and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at our parks, and to use the characters in advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    Our 37 parks are located in geographically diverse markets across North America and Europe. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 800 rides, including over 100 roller coasters, making us the leading operator of thrill rides in the industry.

    Since 1989, under our current management we have assumed control of 36 parks and have achieved significant internal growth. Most recently, we achieved operating cash flow growth of 35.6% from 1998 to 1999 and 8.3% from the first nine months of 1999 to the first nine months of 2000, despite particularly difficult weather conditions at many of our major markets in the core 2000 operating season (summer). In addition, in 2000 we rebranded four additional parks with the Six Flags brand. These four parks, which included our first two international Six Flags parks, achieved aggregate increases in the first nine months of 2000 of 39.3% in attendance, 62.7% in revenue, 16.8% in per capita spending and 91.4% in park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) compared to the comparable period of 1999.

    We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to one of our Six Flags theme parks.

    Our senior and operating management team has extensive experience in the theme park industry. Our executive officers have more than 175 years aggregate experience in the industry and our general managers have an aggregate of in excess of 500 years experience in the industry, including in excess of 300 years at our parks.

    According to AMUSEMENT BUSINESS, total attendance for the 50 largest parks in North America was 175.1 million in 2000, compared to 145.0 million in 1994, representing a compound annual growth rate of 3.1%. We believe that this growth reflects two trends:

    - demographic growth in the 5-24 year old age group, which is expected to continue through 2010, and

    - an increasing emphasis on family-oriented leisure and recreation activities.

STRATEGY

    Our strategy for achieving continued growth includes pursuing growth at our existing parks, expanding our parks, and making selective acquisitions.

PURSUING GROWTH AT OUR EXISTING PARKS

    We believe there are substantial opportunities for continued growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

    - adding rides and attractions and improving overall park quality;

    - adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks;

    - enhancing marketing and sponsorship programs;

    - increasing group sales, season passes and other pre-sold tickets;

    - using ticket pricing strategies to maximize ticket revenues and park utilization;

    - adding and enhancing restaurants and merchandise and other revenue outlets; and

    - adding special events.

    Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

EXPANDING OUR PARKS

    We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities and water parks, in order to increase attendance and per capita spending. For example, since 1998, we have added by construction and purchase hotels or other lodging facilities to Six Flags Darien Lake (located near Buffalo, New York), Six Flags Ohio and Six Flags Holland. Further, we added a water park to Six Flags St. Louis for the 1999 season and to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. In addition, we own approximately 400 acres adjacent to Six Flags America (located between Washington, D.C. and Baltimore) which are available for complementary uses. We also own over 1,500 undeveloped acres adjacent to Six Flags Great Adventure and additional acreage at several of our other parks, which are suitable for development.

MAKING SELECTIVE ACQUISITIONS

    The regional theme park industry is highly fragmented. We believe that there remain numerous acquisition opportunities, both in the U.S. and abroad, for us to further expand our business. While we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

    We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have generally not been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

    - exercise group purchasing power (for both operating expenses and capital assets);

    - use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics;

    - attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and marketing partners;

    - achieve administrative economies of scale;

    - recruit and retain superior management; and

    - use our access to capital markets as well as our capital stock to finance all or a portion of future acquisition consideration.

RECENT AND PROPOSED ACQUISITIONS

    We continue to implement our strategy of expanding our operations through strategic park acquisitions.

    SEA WORLD OF OHIO. On January 8, 2001, we entered into a definitive purchase agreement to acquire substantially all of the assets of Sea World of Ohio for $110.0 million in cash. Sea World of Ohio is a 230 acre marine wildlife park located adjacent to our Six Flags Ohio theme park. We believe that we can increase attendance and revenue at both the newly acquired park and Six Flags Ohio through joint season pass and other joint ticketing and marketing programs and can increase operating efficiencies at both facilities through shared expenses. Consummation of this transaction is subject to the satisfaction of customary closing conditions, including expiration of the Hart-Scott-Rodino waiting period. There is no assurance that such conditions will be met or waived. If this transaction is completed, we plan to use a substantial portion of the net proceeds from the sale of the PIERS offered hereby to fund the purchase price.

    ENCHANTED VILLAGE. On December 6, 2000, we acquired Enchanted Village, a children's ride and water park near Seattle, Washington, for approximately $19.3 million in shares of our common stock. We lease the land on which the park is located on a long-term basis. The park, which is located on approximately 65 acres, is the only park located within the Seattle-Tacoma metropolitan area, which is the 12th largest metropolitan area in the country. The park is primarily a water park and lacks a full complement of rides and revenue outlets. The park also has not benefited from significant marketing programs. As a result, we believe that there is an opportunity over the next several years to increase this park's revenue, attendance and cash flow, with limited capital expenditures.

    LA RONDE. On November 20, 2000, we entered into a letter of intent to acquire the assets of La Ronde, a theme park located in the City of Montreal for Can. $30.0 million (approximately US $20.0 million at the December 31, 2000 exchange rate). Under this letter, we have agreed to invest in the park Can. $90.0 million (approximately US $60.0 million at that exchange rate) over three to four seasons, commencing in 2002. The park is located on the 141 acre site of the 1967 Montreal World's Fair. We will lease the land on which the park is located on a long-term basis. Montreal has a metropolitan population of approximately 3.3 million and is a major tourist destination. Since its inception, the park has been operated by a municipal authority which contracted with third parties to operate a substantial majority of the park's revenue outlets. Those third parties retained a significant portion of the revenues generated by these outlets. Most of the contracts covering these revenue outlets expire by the end of 2002. In addition, the park has lacked sophisticated marketing programs. As a result, we believe that, if we acquire this park, we will be able to substantially increase the park's revenue, attendance and cash flow over the next several years. There is no assurance that we will be able to complete this acquisition.

ADDRESS

    Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500, and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

                               THE PIERS OFFERING

Securities Offered........................  10,000,000 PIERS, consisting of depositary shares, each representing one one-hundredth of a share of 7 1/4%
                                            Convertible Preferred Stock, are offered hereby
                                            (11,500,000 PIERS if the underwriters' over-allotment is
                                            exercised in full). Each PIERS entitles the holder to
                                            that proportion of all the rights, preferences and
                                            privileges (including dividend, conversion, voting and
                                            liquidation rights and preferences) of a share of our
                                            7 1/4% Convertible Preferred Stock, par value $1.00 per
                                            share (the "Convertible Preferred Stock") represented
                                            thereby.

Liquidation Preference....................  The PIERS, as representative of beneficial ownership interests in the Convertible Preferred Stock, will have
                                            a liquidation preference of $25.00 per share, plus an
                                            amount equal to accrued and unpaid dividends.

Optional Conversion.......................  The PIERS are convertible at any time prior to
                                            August 15, 2009, at the option of the holder, into
                                            shares of our common stock at an initial conversion
                                            price of $20.85 per share of common stock (equivalent to
                                            a conversion rate of 1.1990 shares of common stock for
                                            each PIERS), subject to adjustment in certain
                                            circumstances (the "Conversion Price").

Mandatory Redemption......................  We shall redeem outstanding PIERS on August 15, 2009 at
                                            100% of the liquidation preference, plus accrued and
                                            unpaid dividends.

Dividends.................................  - Dividend rate: 7 1/4% of the liquidation preference per annum on a cumulative basis from the date of
                                              issuance (equivalent to $1.8125 per annum per PIERS).

                                            - Dividend payment dates: quarterly, on February 15, May
                                              15, August 15 and November 15 of each year, beginning
                                              on May 15, 2001.

                                            - We may, at our option, make dividend payments in cash,
                                              shares of common stock or a combination of both. For
                                              purposes of dividend payments, each share of common
                                              stock will be valued at 95% of the average
                                              volume-weighted daily trading price for our common
                                              stock over a 10-day trading period preceding the
                                              related record date for the dividend payment.

Mandatory Conversion......................  At any time on or after February 15, 2004, we may at our option cause the PIERS, in whole or in part from time to
                                            time, to be automatically converted into that number of
                                            shares of our common stock that are issuable at the
                                            Conversion Price. We may exercise our conversion right
                                            only if for 20 trading days within any period of 30
                                            consecutive trading days, including the last day of such
                                            period, the closing price of our common stock on the New
                                            York Stock Exchange exceeds 120% of the then prevailing
                                            Conversion Price.

Change in Control Put Right...............  If we become subject to a Change in Control, each holder of the PIERS will have the right to require us to
                                            purchase any or all of the PIERS of that holder at a
                                            purchase price equal to 100% of the liquidation
                                            preference, plus accrued and unpaid dividends to the
                                            date of purchase. This right will be subject to our
                                            obligation to (i) repay our debt obligations in full
                                            under our corporate credit facility, (ii) repay all of
                                            our own and our subsidiaries' indebtedness that is
                                            tendered for redemption or required to be repaid and
                                            (iii) redeem any capital stock ranking senior to the
                                            PIERS tendered for purchase, in each case, in connection
                                            with the Change in Control. This right is also subject
                                            to our compliance with the restricted payments covenants
                                            in our indentures. When we have satisfied these
                                            obligations, and subject to the legal availability of
                                            funds for this purpose, we will purchase all PIERS
                                            tendered by a holder upon a Change in Control. In
                                            connection with a Change in Control, we will have the
                                            option to pay for PIERS that have been tendered in
                                            shares of our common stock valued at 95% of the average
                                            volume-weighted daily trading price for our common stock
                                            over a 10-day trading period preceding the date of
                                            purchase; otherwise we will pay for tendered PIERS in
                                            cash.

Voting Rights.............................  The holders of PIERS will be entitled to direct the voting of the shares of Convertible Preferred Stock
                                            represented thereby. The Convertible Preferred Stock has
                                            no voting rights, except:

                                            - as required by law;

                                            - to approve amendments to the certificate of
                                              designations of the Convertible Preferred Stock which
                                              would adversely affect, alter or change the powers,
                                              preferences or special rights of the Convertible
                                              Preferred Stock; and

                                            - if six quarterly dividends on the shares of the
                                              Convertible Preferred Stock are accrued and unpaid,
                                              the Convertible Preferred Stock, voting as a single
                                              class with holders of other series of preferred stock
                                              that rank equally or senior to the Convertible
                                              Preferred Stock with respect to dividend rights and
                                              have similar voting rights, will be entitled to elect
                                              at the next annual shareholder meeting two directors
                                              to serve on our board until all accumulated and unpaid
                                              dividends have been paid or declared and funds have
                                              been set aside for their payment.

Ranking...................................  The PIERS, as representative of beneficial ownership interests in the Convertible Preferred Stock, will rank,
                                            with respect to dividend rights and upon liquidation,
                                            winding up or dissolution:

                                            - junior to all our existing and future debt
                                              obligations;

                                            - junior to each other class or series of our capital
                                            stock other than our common stock and any other class or
                                              series of our capital stock the terms of which provide
                                              that that class or series will rank junior on a parity
                                              with to the PIERS;

                                            - on a parity with our 7 1/2% Mandatorily Convertible
                                              Preferred Stock and each other class or series of our
                                              capital stock the terms of which provide that that
                                              class or series will rank on a parity with the PIERS;
                                              and

                                            - senior to our common stock and each class or series of
                                              our capital stock the terms of which provide that that
                                              class or series will rank junior to the PIERS.

Use of Proceeds...........................  We expect to use a substantial portion of the net proceeds of this offering to fund the acquisition of Sea
                                            World of Ohio, assuming that the acquisition is
                                            completed, and all of the remaining net proceeds will be
                                            used for general corporate purposes. The closing of this
                                            offering is not conditioned upon the closing of the Sea
                                            World of Ohio acquisition. If that acquisition is not
                                            completed, the net proceeds will be used for one or more
                                            of the following purposes:

                                                - funding future park acquisitions (including La
                                                Ronde, if completed);

                                                - funding improvements and enhancements to existing
                                                  and acquired parks;

                                                - repaying amounts outstanding under our revolving
                                                  credit facilities; and

                                                - working capital and other general corporate
                                                  purposes.

Trading...................................  Our common stock currently trades on the New York Stock
                                            Exchange under the symbol "PKS." The PIERS have been
                                            approved for listing, subject to official notice of
                                            issuance, on the NYSE under the symbol "PKSPrB." Trading
                                            of the PIERS is expected to commence within a 30-day
                                            period after the initial delivery thereof.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS, AS WELL AS THE RISKS SET FORTH IN THE ACCOMPANYING PROSPECTUS, AND ALL OTHER INFORMATION SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS BEFORE DECIDING TO INVEST IN THE PIERS.

SUBSTANTIAL LEVERAGE--OUR HIGH LEVEL OF INDEBTEDNESS AND OTHER MONETARY OBLIGATIONS REQUIRE THAT A SIGNIFICANT PART OF OUR CASH FLOW BE USED TO PAY INTEREST AND FUND THESE OTHER OBLIGATIONS

    We have a high level of debt. As of September 30, 2000, Six Flags and its subsidiaries owed a combined total of approximately $2,224.2 million. The total cash interest on our debt in 2000 was approximately $187.6 million ($25.9 million of which we paid with funds already deposited in escrow). The annual dividend requirements on the PIERS offered hereby (assuming no exercise of the underwriters' over-allotment option) will total approximately $18.1 million, which we can, at our option, pay either in cash or shares of our common stock. On April 1, 2001, we also are required to pay the final quarterly dividend of approximately $5.8 million on our 7 1/2% Mandatorily Convertible Preferred Stock, which we can, at our option, pay either in cash, shares of our common stock or a combination of cash and common stock. At September 30, 2000, we had approximately $65.7 million of unrestricted cash and cash equivalents, $89.6 million of restricted cash and all $300.0 million available under our working capital revolving credit facility available to pay our obligations.

    In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas (the "Partnership Parks"):

    - We must make annual distributions to our partners in such parks, which amounted to approximately $48.6 million in 2000 (of which we received $14.8 million in 2000 as a result of our ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

    - We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures.

    - Each year we must offer to purchase a specified maximum number of partnership units from our partners in such parks, which in 2000 resulted in an aggregate payment by us of approximately $3.3 million.

We expect to use cash flow from the operations at these parks to satisfy our annual distribution and capital expenditure obligations with respect to the Partnership Parks before we use any of our other funds. In addition, we have deposited in escrow until April 2003 approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

    Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. These include:

    - We may not be able to satisfy all of our obligations, including those relating to the PIERS.

    - We could have difficulties obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancings or other purposes.

    - We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash), and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.

    - Adverse economic or industry conditions may have more of a negative impact on us.

    We expect to be able to meet all of our obligations with existing cash, cash generated from our parks, and our current committed lines of credit. We believe that funds from these sources will be sufficient to meet our obligations and operating needs for at least the next several years. However, our business is subject to factors beyond our control, such as economic conditions, weather and competition. We cannot be sure that cash generated from our parks will be as high as we expect. We may have to refinance all or some of our debt or secure new financing. We cannot be sure that we will be able to obtain such refinancing or new financing on reasonable terms or at all. We have agreed in our credit agreement and the indentures covering our outstanding notes to limit the amount of additional debt we will incur.

    If we cannot meet all of our obligations, the market value and marketability of the PIERS offered hereby, as well as our common stock, will likely be adversely affected. In addition, if we become the subject of bankruptcy proceedings, our creditors will be entitled to our assets before any distributions are made to stockholders, including holders of the PIERS.

HOLDING COMPANY STRUCTURE--LIMITATION ON ACCESS TO CASH FLOW OF CERTAIN
  SUBSIDIARIES

    We are a holding company with limited assets, and we conduct substantially all of our current operations through our subsidiaries. Almost all of our income is derived from our subsidiaries. The PIERS offered hereby will be solely the obligations of our company and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the PIERS. Accordingly, we will be dependent on dividends and other distributions from our subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on our debt securities as well as cash dividends on the PIERS.

    Other than our holdings in the Partnership Parks and Enchanted Village, all of our current operations are conducted by subsidiaries of Six Flags Operations, our principal direct wholly owned subsidiary. In addition, in the future, we may transfer our holdings in all or some of these parks to Six Flags Operations or other entities owned by us. The Six Flags Credit Facility (as defined herein) and the indentures governing the 9 3/4% Senior Notes due 2007 and the 8 7/8% Senior Notes due 2006, issued by Six Flags Operations limit the ability of Six Flags Operations to pay dividends or make other distributions to us. Under the Six Flags Credit Agreement, cash distributions by Six Flags Operations are generally limited to an amount equal to the sum of:

    - cash interest payments on the notes issued under the Six Flags indentures;

    - payments we are required to make under our agreements with our partners at the Partnership Parks; and

    - until April 1, 2001, cash dividends on our 7 1/2% Mandatorily Convertible Preferred Stock.

    Under the more restrictive Six Flags Operations indenture, at September 30, 2000, Six Flags Operations had the ability to make up to $318 million of cash distributions to us. An inability by Six Flags Operations to make cash distributions to us could result in our inability to meet our cash obligations, including cash dividends on the PIERS offered hereby.

    We are seeking consent from the lenders under the Six Flags Credit Facility to permit Six Flags Operations to make additional cash distributions which we may use to pay cash dividends on the PIERS. We cannot assure you that we will obtain such consent or what the terms of any such consent will be.

OUR ABILITY TO PAY CASH DIVIDENDS ON THE PIERS, TO REDEEM THE PIERS IN CASH ON AUGUST 15, 2009 AND TO REPURCHASE TENDERED PIERS IN CASH UPON A CHANGE IN CONTROL MAY BE LIMITED

    The PIERS are entitled to mandatory redemption in cash on August 15, 2009 at 100% of the liquidation preference, plus accumulated and unpaid dividends to the redemption date. In addition, upon a Change in Control we have the option to pay for PIERS that have been tendered in cash or in shares of our common stock. Furthermore, dividends on the PIERS are payable at our option in cash, shares of our common stock or a combination of both. We cannot assure you that we will have sufficient financial resources to meet these cash obligations or that we will be able to arrange adequate financing. Our ability to pay cash on the redemption date or the purchase date or pay cash dividends on any dividend payment date, as the case may be, may also be limited by law and by the terms of our then outstanding indebtedness. The indentures governing our 10% Senior Discount Notes due 2008, 9 3/4% Senior Notes due 2007 and 9 1/4% Senior Notes due 2006 contain certain covenants that restrict our ability to pay dividends in cash, redeem the PIERS in cash and repurchase the PIERS upon a Change in Control in cash. As of September 30, 2000, in compliance with these covenants, we had the ability to make cash payments of approximately $304 million for such purposes. All of our existing indebtedness matures prior to the date on which we must redeem the PIERS.

U.S. CORPORATE HOLDERS WOULD NOT BE ENTITLED TO A DIVIDENDS-RECEIVED-DEDUCTION FOR DISTRIBUTIONS MADE ON PIERS

    We do not have any current or accumulated earnings and profits, as calculated for U.S. Federal income tax purposes. If we do not have any current earnings and profits in future years, a U.S. corporate holder of PIERS (or the common stock into which such PIERS are convertible) will not be entitled to claim a dividends-received-deduction with respect to distributions made thereon. Rather, any distributions will reduce a U.S. corporate (or other) holder's tax basis (on a dollar-for-dollar basis) in the PIERS or common stock, as applicable, and thereby increase the amount of capital gain (or reduce the amount of capital loss) that such holder generally would realize in connection with a sale, exchange or other disposition thereof. No assurance can be given that we will have any current earnings and profits in future years.

ABSENCE OF A PREVIOUS MARKET FOR THE PIERS

    The PIERS are a new issue of securities with no established trading market. The PIERS have been approved for listing, subject to official notice of issuance, on the NYSE. Trading of the PIERS on the NYSE is expected to commence within a 30-day period after the initial delivery thereof. We cannot assure that an active trading market will develop. If an active market does not develop, the market price and liquidity of the PIERS will be adversely affected.

SHARES ELIGIBLE FOR FUTURE SALE--THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO POSSIBLE SALES OF SHARES

    As of December 31, 2000, there were approximately 80.0 million shares of our common stock outstanding (91.5 million shares after giving effect to the April 1, 2001 conversion of our 7 1/2% Mandatorily Convertible Preferred Stock), all of which are (or will be) transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. We have also registered under the Securities Act approximately 7.8 million shares for currently outstanding management-held options and 2.2 million shares for future option issuances. In addition, our board of directors recently approved the grant of options to purchase an aggregate of 80,000 shares to our independent directors, subject to shareholder approval.

    In addition, other stockholders who own approximately 6.5 million shares of common stock have the right to require us to register their shares for sale under the Securities Act. Under the agreement relating to our acquisition of six of our European parks, we will be required to issue on or about April 30, 2001 additional shares of common stock with an aggregate market value at that time of up to approximately Belgian Francs
93.0 million (approximately US $2.2 million at the December 31, 2000 exchange rate), and, if revenues in 2001 at these parks reach certain levels, we will be required to issue additional shares of common stock in 2002. We may also issue additional shares of common stock to pay quarterly dividend payments on our 7 1/2% Mandatorily Convertible Preferred Stock and on the PIERS offered hereby. The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market at any time after the date of this prospectus supplement might negatively affect the market price of the PIERS offered hereby and our common stock.

BECAUSE WE HAVE NOT DETERMINED WHETHER WE ARE A U.S. REAL PROPERTY HOLDING CORPORATION,
NON-U.S. PERSONS CONSIDERING AN INVESTMENT IN PIERS SHOULD CONSULT THEIR U.S. TAX ADVISORS REGARDING THE POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF PURCHASING PIERS

    A Non-U.S. Holder considering an investment in PIERS should consult its U.S. tax advisor to determine whether its acquisition of such PIERS would result in it being treated as owning five percent (5%) or more of our common stock. In such case, a Non-U.S. holder would incur U.S. Federal income tax in connection with a sale, exchange or other disposition of such stock if we are or were a U.S. real property holding corporation during the shorter of the five-year period ending on the date of such sale, exchange or disposition and the Non-U.S. holder's holding period for the PIERS or common stock, as applicable.

                                USE OF PROCEEDS

    The net proceeds from this offering, after deducting underwriting discounts and commissions and estimated expenses of the offering, are approximately
$241.7 million ($278.1 million, if the underwriters elect to exercise their over-allotment option in full). We intend to use approximately $113.0 million of the net proceeds from this offering to fund the acquisition of Sea World of Ohio, including related expenses. All of the remaining net proceeds will be used for general corporate purposes. The closing of this offering is not conditioned upon the closing of the Sea World of Ohio transaction. If that acquisition is not completed, we will use the net proceeds for one or more of the following:

    - funding of future park acquisitions (including La Ronde if completed);

    - funding of improvements and enhancements to existing and acquired parks;

    - repayment of amounts outstanding under our revolving credit facilities (which we can reborrow); and

    - working capital and other general corporate purposes.

    Pending their ultimate use, any net proceeds from this offering may be invested in short-term, investment grade, interest-bearing securities, certificates of deposit or direct or guaranteed obligations of the United States.

                                 CAPITALIZATION

    The following table sets forth as of September 30, 2000:

    - our actual capitalization; and

    - our capitalization after giving effect to the consummation of this offering (assuming the underwriters' over-allotment option is not exercised).

This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                   SEPTEMBER 30, 2000
                                                              ----------------------------
                                                                 ACTUAL       AS ADJUSTED
                                                              ------------   -------------
                                                                      (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT SHARE
                                                                        AMOUNTS)
Cash and cash equivalents...................................   $   65,744      $  307,482
                                                               ==========      ==========
Restricted-use investments(1)...............................   $   89,594      $   89,594
                                                               ==========      ==========
Current maturities of long-term debt........................   $      969      $      969
                                                               ==========      ==========
Long-term debt (excluding current maturities):
  Six Flags Credit Facility(2)..............................   $  891,000      $  891,000
  Six Flags 10% senior discount notes.......................      321,244         321,244
  Six Flags 9 1/4% senior notes.............................      280,000         280,000
  Six Flags 9 3/4% senior notes.............................      430,000         430,000
  Six Flags Operations 9 3/4% senior notes..................      125,000         125,000
  Six Flags Operations 8 7/8% senior notes..................      170,000         170,000
  Other.....................................................        5,974           5,974
                                                               ----------      ----------
    Total long-term debt....................................    2,223,218       2,223,218
                                                               ----------      ----------
7 1/4% Convertible Preferred Stock, $1.00 par value per
  share (represented by the PIERS) (115,000 shares
  authorized and 100,000 shares outstanding, as adjusted)...           --         241,738
                                                               ----------      ----------
Stockholders' equity:
  Preferred stock, $1.00 par value per share (4,885,000
    shares authorized and 11,500 shares outstanding)
    (excludes the Convertible Preferred Stock shown
    above)..................................................           12              12
  Common stock, $0.025 par value per share (150,000,000
    shares authorized and 78,700,603 shares outstanding)....        1,967           1,967
  Capital in excess of par value............................    1,705,840       1,705,840
  Accumulated deficit.......................................      (34,635)        (34,635)
  Deferred compensation.....................................       (7,863)         (7,863)
  Accumulated other comprehensive income (loss):
    Foreign currency translation adjustments................      (52,038)        (52,038)
                                                               ----------      ----------
  Total stockholders' equity................................    1,613,283       1,613,283
                                                               ----------      ----------
    Total capitalization....................................   $3,836,501      $4,078,239
                                                               ==========      ==========

------------------------------

(1) Represents cash which has been deposited in escrow to fund the April 2001 interest payment on the Six Flags 9 1/4% Senior Notes, the April 2001 dividend payment on our 7 1/2% Mandatorily Convertible Preferred Stock (which will be converted into common stock on that date) and payments to our partners at the Partnership Parks.

(2) At December 31, 2000 we had borrowed an additional $90.0 million under the $300.0 million working capital revolving credit portion of this facility.

             HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

    The historical financial and operating data below as of and for each of the years in the three-year period ended December 31, 1999 are derived from our audited financial statements, which are incorporated herein by reference. The data as of and for the nine-month periods ended September 30, 2000 and September 30, 1999 are derived from our unaudited financial statements, which are incorporated herein by reference. The historical financial data for the year ended December 31, 1997 include the operations of Riverside Park from February 5, 1997 and Six Flags Kentucky Kingdom from November 7, 1997 (the dates of their respective acquisitions). The historical financial data for the year ended December 31, 1998 include the operations of the six European parks we acquired in our acquisition of Walibi, S.A. from March 26, 1998 and the operations of the former Six Flags from April 1, 1998 (the dates of their respective acquisitions). Historical results for the year ended December 31, 1999 include the operations of Six Flags Mexico (formerly Reino Aventura), White Water Atlanta and Splashtown from the dates of their respective acquisitions in May 1999 and include the operations of Warner Bros. Movie World Germany from the date of its acquisition in November 1999 (following its 1999 operating season).

    The pro forma financial and operating data below for the year ended December 31, 1998 are derived from the Unaudited Pro Forma Statements of Operations and Other Data appearing in the accompanying prospectus. The pro forma financial and operating data are presented for informational purposes only, have been prepared based on estimates and assumptions which we have deemed to be appropriate and do not purport to be indicative of the financial position or results of operations which would actually have been attained if the relevant acquisitions and financings had occurred on the assumed dates or which may be achieved in the future.

                                                                                                           NINE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                         ---------------------------------------------   ---------------------
                                                           1997              1998              1999        1999        2000
                                                         --------   ----------------------   ---------   ---------   ---------
                                                                                                              (UNAUDITED)
                                                                                  PRO
                                                                               FORMA(1)
                                                                     ACTUAL
                                                                    --------   -----------
                                                                               (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND RATIO AMOUNTS)
STATEMENT OF OPERATIONS DATA:
Revenue:
  Theme park admissions................................  $ 94,611   $423,461    $439,391     $ 500,417   $ 459,735   $ 497,286
  Theme park food, merchandise and other...............    99,293    369,242     377,658       426,567     388,391     422,125
                                                         --------   --------    --------     ---------   ---------   ---------
    Total revenue......................................   193,904    792,703     817,049       926,984     848,126     919,411
                                                         --------   --------    --------     ---------   ---------   ---------
Operating costs and expenses:
  Operating expenses...................................    81,356    297,266     347,571       353,728     290,431     314,222
  Selling, general and administrative..................    35,422    126,985     149,670       163,526     128,600     142,713
  Noncash compensation.................................     1,125      6,362       6,362        12,725      10,503       9,439
  Costs of products sold...............................    23,025     82,127      84,568        90,699      81,907      86,652
  Depreciation and amortization........................    19,792    109,841     137,124       154,264     114,135     133,079
                                                         --------   --------    --------     ---------   ---------   ---------
    Total operating costs and expenses.................   160,720    622,581     725,295       774,942     625,576     686,105
                                                         --------   --------    --------     ---------   ---------   ---------
    Income from operations.............................    33,184    170,122      91,754       152,042     222,550     233,306
                                                         --------   --------    --------     ---------   ---------   ---------

                                                                                                           NINE MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,                  SEPTEMBER 30,
                                                         ---------------------------------------------   ---------------------
                                                           1997              1998              1999        1999        2000
                                                         --------   ----------------------   ---------   ---------   ---------
                                                                                                              (UNAUDITED)
                                                                                   PRO
                                                                     ACTUAL     FORMA(1)
                                                                    --------   -----------
                                                                               (UNAUDITED)
                                                                  (IN THOUSANDS, EXCEPT PER SHARE AND RATIO AMOUNTS)
Other Income (expense):
Interest expense, net..................................   (17,775)  (115,849)   (155,901)     (169,441)   (122,113)   (168,347)
Equity in operations of theme park partnerships........        --     24,054      10,892        26,180      24,602      11,439
Termination fee, net of expenses.......................     8,364(2)       --         --            --          --          --
Other income (expense).................................       (59)    (1,983)     (1,984)       (3,551)        156        (494)
                                                         --------   --------    --------     ---------   ---------   ---------
  Total other income (expense).........................    (9,470)   (93,778)   (146,993)     (146,812)    (97,355)   (157,402)
                                                         --------   --------    --------     ---------   ---------   ---------
Income (loss) before income taxes......................    23,714     76,344     (55,239)        5,230     125,195      75,904
Income tax expense (benefit)...........................     9,615     40,716      (4,079)       24,460      62,712      39,392
                                                         --------   --------    --------     ---------   ---------   ---------
  Income (loss) before extraordinary loss..............  $ 14,099   $ 35,628     (51,160)    $ (19,230)  $  62,483   $  36,512
                                                         ========   ========    ========     =========   =========   =========
  Income (loss) before extraordinary loss per common
    share--basic(3)....................................  $    .39   $    .27    $  (0.98)    $   (0.55)  $     .58   $     .24
                                                         ========   ========    ========     =========   =========   =========
Income (loss) before extraordinary loss per common
  share--diluted(3)....................................  $    .38   $    .26    $  (0.98)    $   (0.55)  $     .56   $     .24
                                                         ========   ========    ========     =========   =========   =========
OTHER DATA:
EBITDA(4)..............................................  $ 62,465   $286,325    $235,240     $ 319,031   $ 347,188   $ 375,824
Adjusted EBITDA(5).....................................  $ 62,465   $321,733    $258,943     $ 363,219   $ 384,308   $ 403,302
Net cash provided by operating activities..............  $ 47,150   $119,010    $ 95,046     $ 197,349   $ 237,078   $ 245,410
Capital expenditures...................................  $129,049   $205,754    $231,089     $ 391,655   $ 334,250   $ 301,083
Ratio of earnings to fixed charges(6)..................      2.3x       1.5x        0.8x          1.0x        1.8x        1.5x
Ratio of earnings to combined fixed charges and
  preferred stock dividends(6).........................      2.3x       1.2x        0.6x          0.8x        1.5x        1.3x

RATIOS FOR THE TWELVE MONTHS ENDED SEPTEMBER 30,
  2000(7):
Net debt/Adjusted EBITDA...............................                                                                   5.41
Total debt/Adjusted EBITDA.............................                                                                   5.82
Adjusted EBITDA/cash interest expense, net.............                                                                   2.23
Adjusted EBITDA/total interest expense, net............                                                                   1.77

                                                             AS OF DECEMBER 31,             AS OF SEPTEMBER 30, 2000
                                                     ----------------------------------   ----------------------------
                                                       1997        1998         1999        ACTUAL     AS ADJUSTED(8)
                                                     --------   ----------   ----------   ----------   ---------------
                                                                                                  (UNAUDITED)
                                                                              (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents..........................  $ 84,288   $  400,578   $  138,131   $   65,744     $  307,482
Total assets.......................................  $611,321   $4,052,465   $4,161,572   $4,242,630     $4,484,368
Total long-term debt (excluding current
  maturities)......................................  $216,231   $1,866,151   $2,202,933   $2,233,218     $2,233,218
Total debt.........................................  $217,026   $2,064,189   $2,204,988   $2,224,187     $2,224,187
Convertible Preferred Stock (represented by the
  PIERS)...........................................  $     --   $       --   $       --   $       --     $  241,738
Stockholders' equity...............................  $323,749   $1,626,565   $1,615,616   $1,613,283     $1,613,283

------------------------------

(1) The pro forma statement of operations and other data for the year ended December 31, 1998 gives effect to the acquisitions of Walibi (six European parks) and the former Six Flags and the related financings as if they had occurred on January 1, 1998 (December 29, 1997 in the case of the Six Flags acquisition). See "Unaudited Pro Forma Statement of Operations and Other Data" appearing in the accompanying prospectus.

(2) Represents an $8,364,000 termination fee (net of expenses) paid to us upon termination of our prior agreement to become managing general partner of the partnership that owns Six Flags Over Texas.

(3) All per share data has been retroactively adjusted to give effect to a two-for-one stock split consummated in July 1998.

(4) EBITDA is defined as income before extraordinary loss, interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, other income (expense) and noncash compensation. We have included information concerning EBITDA because it is used by certain investors as a measure of a company's ability to service and/or incur debt. EBITDA is not required by generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of our operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in our Consolidated Financial Statements, which are incorporated by reference herein.

(5) Adjusted EBITDA reflects EBITDA plus, for periods after April 1, 1998, our share of the EBITDA of the Partnership Parks (including White Water Atlanta for periods after its acquisition in May 1999), and of Six Flags Marine World which, in each case, is not already reflected in EBITDA. One of our subsidiaries is the general partner of the partnership which is the sole member of, and manages, White Water Atlanta. We manage the operations of Six Flags Marine World, are entitled to receive 80% of the cash flow from its operations after payment of municipal bond debt service, and have an option to purchase the entire park beginning in February 2002. Adjusted EBITDA is not indicative of our ability to service and/or incur debt and is not a measure of our profitability or liquidity.

(6) For the purpose of calculating the consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes, minority interest in earnings, equity in operations of theme park partnerships not distributed to Six Flags and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred stock dividend requirements have been increased to an amount representing the before-tax earnings which would have been required to cover such dividend requirements. For the years ended December 31, 1998 (pro forma) and 1999 (actual), earnings were insufficient to cover fixed charges by $45.2 million and $3.2 million, respectively, and were insufficient to cover combined fixed charges and preferred stock dividends by $82.8 million and $40.8 million, respectively.

(7) Total debt/Adjusted EBITDA includes total outstanding indebtedness of $2,224.2 million and Adjusted EBITDA of $382.2 million. Net debt deducts from total outstanding indebtedness $155.3 million representing cash and cash equivalents and restricted-use investments placed in escrow to fund certain obligations. See "Capitalization." Adjusted EBITDA/cash interest expense, net is calculated using the cash interest expense, net for the period of $171.2 million. Adjusted EBITDA/total interest expense, net is calculated using the interest expense, net for the period of $215.7 million.

(8) Adjusted to give effect to the issuance of the PIERS, assuming no exercise of the underwriters' over-allotment option.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

    Our revenue is derived from the sale of tickets for entrance to our parks (approximately 48.8%, 53.4% and 54.0% in 1997, 1998 and 1999, respectively) and the sale of food, merchandise, games and attractions inside our parks and other income (approximately 51.2%, 46.6% and 46.0% in 1997, 1998 and 1999, respectively). Our principal costs of operations include salaries and wages, employee benefits, advertising, outside services, maintenance, utilities and insurance. Our expenses are relatively fixed. Costs for full-time employees, maintenance, utilities, advertising and insurance do not vary significantly with attendance, thereby providing us with a significant degree of operating leverage as attendance increases and fixed costs per visitor decrease.

    Historical results of operations for 1999 include the results of operations of Six Flags Mexico, White Water Atlanta and Splashtown from the dates of their respective acquisitions in May 1999 and include the results of operations of Warner Bros. Movie World Germany from the date of its acquisition in November 1999 (following its 1999 operating season). Results of Walibi and the former Six Flags are included in 1998 historical results only from the dates of their respective acquisitions (March 26, 1998, in the case of Walibi, and April 1, 1998, in the case of the former Six Flags).

    Results of operations for the nine months ended September 30, 2000 include the results of the four parks acquired in 1999. Results for the nine months ended September 30, 1999 include the results of three of the acquired parks from their respective dates of acquisition in May 1999 and do not include the results of the Movie World Germany park acquired in November 1999.

    Results of operations for the nine-month period ended September 30, 2000 are not indicative of the results expected for the full year. In particular, our theme park operations contribute most of their annual revenue during the period from Memorial Day to Labor Day each year. The information for such period reflects all adjustments (all of which are normal and recurring) which are, in the opinion of management, necessary to present a fair statement of the results for the period presented.

    We believe that significant opportunities exist to acquire additional theme parks. In addition, we intend to continue our on-going expansion of the rides and attractions and overall improvement of our parks to maintain and enhance their appeal. We believe this strategy has contributed to increased attendance, lengths of stay and in-park spending and, therefore, profitability.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 2000 AND 1999

    REVENUE. Revenue in the first nine months of 2000 totaled $919.4 million compared to $848.1 million for the comparable period of 1999. Revenues in the 2000 period increased 8.4% over the prior year period due to the inclusion in the entire 2000 period of the results of the parks acquired in 1999 and to a lesser extent to an increase in per capita spending at our parks. We believe that revenues in the 2000 period were adversely affected by unusually difficult weather, particularly in June and July, in a large number of our major markets. Reported revenues from our European parks as translated into U.S. dollars were adversely impacted by a decline in European currencies during the 2000 period. Revenues in the first nine months of 2000 would have been approximately $19.4 million higher had European currency exchange rates remained at 1999 levels.

    OPERATING EXPENSES. Operating expenses for the nine months ended September 30, 2000 increased $23.8 million compared to the comparable nine months of 1999. The 8.2% increase resulted primarily from the inclusion in the 2000 period of two consolidated parks acquired in May 1999 and one acquired in November 1999. Excluding the acquired parks from both periods, operating expenses in the

2000 period would have increased $3.8 million (1.3%) as compared to the prior year period primarily as a result of increased compensation expense.

    SELLING, GENERAL AND ADMINISTRATIVE; NONCASH COMPENSATION. Selling, general and administrative expenses for the first nine months of 2000 increased $14.1 million (11.0%) compared to the comparable period of 1999. Excluding the parks acquired in 1999 from both periods, selling, general and administrative expenses in 2000 would have increased $0.6 million as compared to the prior year period. Noncash compensation expense in the 2000 period was $1.1 million less than the prior year period, reflecting the difference between the fixed cost in the 2000 period relating to certain conditional stock options and the estimated cost used in the 1999 period.

    COSTS OF PRODUCTS SOLD. Costs of products sold in the 2000 period increased $4.7 million compared to costs for the first nine months of 1999. As a percentage of theme park food, merchandise and other revenue, costs of goods sold represented 20.5% in the 2000 period as compared to 21.1% in the 1999 period.

    DEPRECIATION AND AMORTIZATION; INTEREST EXPENSE, NET. Depreciation and amortization expense for the first nine months of 2000 increased $18.9 million compared to the comparable period of 1999. The increase compared to the 1999 level was attributable to our on-going capital program and from additional depreciation and amortization expense ($9.7 million) associated with the consolidated parks acquired in 1999. Interest expense, net increased $46.2 million compared to the comparable nine months of 1999. The increase in the 2000 period resulted from higher average interest rates on a higher average debt and reduced interest income from lower average cash and cash equivalents and restricted-use investment balances during 2000.

    EQUITY IN OPERATIONS OF THEME PARK PARTNERSHIPS. For the 2000 period, equity in operations of theme park partnerships reflects our share of the income or loss of Six Flags Over Texas (we have a 35% effective ownership interest) and Six Flags Over Georgia, including White Water Atlanta (we have a 25% effective ownership interest), the lease of Six Flags Marine World and the management of all four parks. The partnership that owns Six Flags Over Georgia acquired White Water Atlanta in May 1999. The equity in operations of theme park partnerships compared to the first nine months of 1999 decreased by $13.2 million, primarily as result of reduced attendance in the 2000 period at certain of these parks.

    INCOME TAX. Income tax expense was $39.4 million for the nine months ended September 30, 2000 compared to $62.7 million for the first nine months of 1999. The effective tax rate for the 2000 period was 51.9% compared to a rate of 50.1% for the comparable period of 1999. Our quarterly effective tax rate will vary from period-to-period based upon the inherent seasonal nature of the theme park business, as a result of permanent differences associated with goodwill amortization for financial statement purposes and the deductible portion of the amortization for tax purposes.

YEARS ENDED DECEMBER 31, 1999 AND 1998

    The table below sets forth certain of our historical financial information for the years ended December 31, 1999 and 1998 and with respect to the former Six Flags and Walibi for the pre-acquisition portion of the 1998 year.

                                           YEAR
                                           ENDED
                                     DECEMBER 31, 1999                   YEAR ENDED DECEMBER 31, 1998
                                     -----------------   -------------------------------------------------------------
                                                                      HISTORICAL   HISTORICAL
                                                                      SIX FLAGS    WALIBI FOR
                                                                      FOR PERIOD     PERIOD
                                                                       PRIOR TO     PRIOR TO        PRO       COMPANY
                                                         HISTORICAL    APRIL 1,    MARCH 26,       FORMA        PRO
                                          COMPANY         COMPANY      1998(1)      1998(2)     ADJUSTMENTS    FORMA
                                     -----------------   ----------   ----------   ----------   -----------   --------
                                                                      (IN THOUSANDS)
Revenue:
  Theme park admissions............      $500,417         $423,461     $ 15,047     $    883           --     $439,391
  Theme park food, merchandise and
    other..........................       426,567          369,242        7,792          624           --      377,658
                                         --------         --------     --------     --------     --------     --------
    Total revenue..................       926,984          792,703       22,839        1,507           --      817,049
                                         --------         --------     --------     --------     --------     --------
Operating costs and expenses:
  Operating expenses...............       353,728          297,266       45,679        4,626           --      347,571
  Selling, general and
    administrative.................       163,526          126,985       19,278        3,407           --      149,670
  Noncash compensation.............        12,725            6,362           --           --           --        6,362
  Costs of products sold...........        90,699           82,127        2,193          248           --       84,568
  Depreciation and amortization....       154,264          109,841       17,629        3,214        6,440 (3)  137,124
                                         --------         --------     --------     --------     --------     --------
    Total operating costs and
      expenses.....................       774,942          622,581       84,779       11,495        6,440      725,295
                                         --------         --------     --------     --------     --------     --------
  Income (loss) from operations....       152,042          170,122      (61,940)      (9,988)      (6,440)      91,754
                                         --------         --------     --------     --------     --------     --------
Other income (expense):
  Interest expense, net............      (169,441)        (115,849)     (22,508)        (889)     (16,655)(4) (155,901)
  Equity in operations of theme
    park partnerships..............        26,180           24,054           --           --      (13,162)(5)   10,892
  Other income (expense), including
    minority interest..............        (3,551)          (1,983)          --           (1)          --       (1,984)
                                         --------         --------     --------     --------     --------     --------
    Total other income (expense)...      (146,812)         (93,778)     (22,508)        (890)     (29,817)    (146,993)
Income (loss) before income taxes
  and extraordinary loss...........         5,230           76,344      (84,448)     (10,878)     (36,257)     (55,239)
Income tax expense (benefit).......        24,460           40,716           --        4,786      (40,009)(6)   (4,079)
                                         --------         --------     --------     --------     --------     --------
Income (loss) before extraordinary
  loss.............................      $(19,230)        $ 35,628     $(84,448)    $ (6,092)    $  3,752     $(51,160)
                                         ========         ========     ========     ========     ========     ========
EBITDA(7)..........................      $319,031         $286,325     $(44,311)    $ (6,774)          --     $235,240
                                         ========         ========     ========     ========     ========     ========
Adjusted EBITDA(8).................      $363,219         $321,733     $(44,311)    $ (6,774)    $(11,705)    $258,943
                                         ========         ========     ========     ========     ========     ========

------------------------------

(1) Includes results of the former Six Flags for the period prior to April 1, 1998, the acquisition date, adjusted to eliminate (i) results of the Partnership Parks and (ii) the expense associated with certain one-time option payments resulting from the purchase.

(2) Includes results of Walibi for the period prior to March 26, 1998, the acquisition date.

(3) Includes adjustments to eliminate the historical depreciation and amortization for the former Six Flags and Walibi and the inclusion of estimated pro forma depreciation and amortization for the periods prior to acquisition.

(4) Includes adjustments to reflect additional interest expense associated with the indebtedness incurred to finance the Six Flags acquisition net of (i) the elimination of the historical interest expense associated with our credit facilities and the former Six Flags credit facilities outstanding prior to April 1, 1998 and the long term debt of Walibi and (ii) the amortization of the fair market value adjustments on certain then outstanding Six Flags indebtedness assumed in connection with the acquisition of Six Flags. Issuance costs associated with the borrowings are being amortized over their respective periods.

(5) Includes adjustments to reflect our share of the operations of the Partnership Parks using the equity method of accounting.

(6) Includes adjustments to reflect the application of income taxes to the pro forma adjustments and to the pre-acquisition operations of Six Flags and Walibi, after consideration of permanent differences, at a rate of 38%.

(7) EBITDA is defined as income before extraordinary loss, interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, other income (expense) and noncash compensation. We have included information concerning EBITDA because it is used by certain investors as a measure of a company's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of our operating performance. This information should be read in conjunction with the Statements of Cash Flows contained in our Consolidated Financial Statements, which are incorporated by reference herein.

(8) Adjusted EBITDA is defined as our EBITDA plus our share (based on our ownership interests) of the EBITDA of the Partnership Parks and Six Flags Marine World.

    REVENUE. Revenue in 1999 totaled $927.0 million ($903.2 million without giving effect to the three consolidated parks acquired in that year (the "1999 Acquired Parks")), compared to $792.7 million (actual) and $817.0 million (pro forma) for 1998. The $86.2 million (10.6%) increase in 1999 revenue (excluding the 1999 Acquired Parks) compared to pro forma revenue for 1998 resulted primarily from an aggregate same park attendance increase of 3.8 million (12.9%) resulting in increased admission and in-park revenues.

    OPERATING EXPENSES. Operating expenses for 1999 increased $56.5 million ($46.4 million excluding the 1999 Acquired Parks) compared to actual expenses for 1998 and increased $6.2 million (but decreased $3.9 million excluding the 1999 Acquired Parks) compared to pro forma expenses for 1998. The decrease (excluding the 1999 Acquired Parks) compared to pro forma expenses for 1998 resulted primarily from operating efficiencies realized at the Six Flags parks subsequent to their acquisition on April 1, 1998. Comparing 1999 actual (excluding the 1999 Acquired Parks) to 1998 pro forma as a percentage of revenues, these expenses were 38.1% and 42.5% respectively.

    SELLING, GENERAL AND ADMINISTRATIVE; NONCASH COMPENSATION. Selling, general and administrative expenses (excluding noncash compensation) for 1999 increased $36.5 million and $13.9 million, respectively, compared to the actual and pro forma expenses for 1998. Selling, general and administrative expenses for the 1999 Acquired Parks were $4.1 million for 1999. Advertising expenditures for 1999 increased by $23.3 million over the pro forma expense for 1998 reflecting a return to historical advertising levels of expenditures at the Six Flags parks and additional expenditures in support of the 1999 transition of four parks to the Six Flags brand. Remaining selling, general and administrative expenses in 1999 decreased by $9.6 million compared to 1998 pro forma levels primarily as a result of reduced corporate level expenditures, including staffing, related to the closing of the former Six Flags corporate office subsequent to the April 1, 1998 acquisition, as well as certain other savings, including insurance. Comparing 1999 actual (excluding the 1999 Acquired Parks) to 1998 pro forma as a percentage of revenues, selling, general and administrative expenses (excluding noncash compensation) were 17.7% and 18.3%, respectively. Noncash compensation increased by $6.4 million related to the issuance of restricted stock and conditional employee stock options during 1998.

    COSTS OF PRODUCTS SOLD. Costs of products sold in 1999 increased $8.6 million ($6.2 million excluding the 1999 Acquired Parks) and $6.1 million ($3.8 million excluding the 1999 Acquired Parks), respectively, compared to actual and pro forma expenses for 1998. As a percentage of theme park food, merchandise and other revenues, cost of products sold were 21.3% in 1999 (21.2% excluding the 1999 Acquired Parks) compared to 22.4% pro forma in 1998.

    DEPRECIATION AND AMORTIZATION; INTEREST EXPENSE, NET. Depreciation and amortization expense for 1999 increased $44.4 million and $17.1 million, respectively, compared to the actual and pro forma amounts for 1998. The increase compared to the pro forma 1998 level was attributable to our on-going capital program at the previously owned parks and from the additional improvements associated with the 1999 Acquired Parks. Interest expense, net increased $53.6 million compared to the actual interest expense, net for 1998 and increased $13.5 million compared to the pro forma interest expense, net for that year. The increase compared to pro forma interest expense, net for 1998 resulted from higher average interest rates on a higher average debt and reduced interest income from lower average cash and cash equivalent balances during 1999.

    EQUITY IN OPERATIONS OF THEME PARK PARTNERSHIPS. Equity in operations of theme park partnerships reflects our share of the income or loss of Six Flags Over Texas and Six Flags Over Georgia (including White Water Atlanta), the lease of Six Flags Marine World and the management of all four parks. Our ownership interests in Six Flags Over Texas (we have a 34% effective ownership interest) and Six Flags Over Georgia (we have a 25% effective ownership interest) commenced on April 1, 1998, the date of the Six Flags acquisition. We became entitled to a share of the cash flows from the lease and management of Six Flags Marine World in 1998. Our interest in White Water Atlanta commenced with our acquisition of it in May 1999. The $15.3 million increase in the equity in operations of theme park partnerships compared to the pro forma level for 1998 was attributable to improved performance at the Partnership Parks and the inclusion of the results of White Water Atlanta. See Notes 2, 4 and 13 to Notes to our Consolidated Financial Statements, which are incorporated herein by reference.

    INCOME TAX. Income tax expense was $24.5 million for 1999 compared to a $40.7 million expense and a $4.1 million benefit for the actual and pro forma results, respectively, for 1998. The effective tax rate was adversely effected from permanent differences associated with goodwill amortization for financial purposes and the lesser amount of amortization that is deductible for tax purposes and from non-deductible compensation expense associated with conditional stock options and restricted stock grants.

LIQUIDITY, CAPITAL COMMITMENTS AND RESOURCES

    At September 30, 2000, our indebtedness aggregated $2,224.2 million, of which approximately $1.0 million matures prior to September 30, 2001. The annual total cash interest on our debt in 2000 was approximately $187.6 million ($25.9 million of which we paid with the funds already deposited in escrow). The annual dividend requirements on the PIERS offered hereby (assuming no exercise of the underwriters' over-allotment option) will total approximately $18.1 million, which we can, at our option, pay either in cash or shares of common stock. On April 1, 2001, we also are required to pay the final quarterly dividend of approximately $5.8 million upon the conversion on that date of our 7 1/2% Manditorily Convertible Preferred Stock, which we can, at our option, pay either in cash or shares of common stock. At September 30, 2000, we had approximately $65.7 million of unrestricted cash and cash equivalents, $89.6 million of restricted cash and all $300.0 million available under our working capital revolving credit facility.

    During the nine months ended September 30, 2000, net cash provided by operating activities was $245.4 million. Net cash used in investing activities in the first nine months of 2000 totaled $298.1 million, consisting primarily of capital expenditures and investments in theme park partnerships. Net cash used in financing activities in the first nine months of 2000 was $17.4 million, primarily representing cash dividends paid.

    During the year ended December 31, 1999, net cash provided by operating activities was $197.3 million. Net cash used in investing activities in 1999 totaled $506.2 million, consisting primarily of our acquisition of the four parks acquired in 1999 ($277.5 million, net of cash acquired) and capital expenditures for the 1999 and 2000 seasons. Net cash provided by financing activities in 1999 was $49.5 million, representing our refinancing of our bank debt with a new $1.2 billion credit facility as well as the refinancing of public debt of two of our subsidiaries with the issuance of $430.0 million principal amount of our 9 3/4% Senior Notes due 2007. See Notes 2 and 6 to Notes to our Consolidated Financial Statements, which are incorporated herein by reference.

    In addition to our obligations under outstanding indebtedness, we have guaranteed the obligations of certain of our subsidiaries to (i) make minimum annual distributions of approximately $48.6 million in 2000 (subject to annual cost of living adjustments) to the limited partners in the Partnership Parks (of which we received $14.8 million in 2000 as a result of our ownership interest in such parks), (ii) make minimum capital expenditures at each of the Partnership Parks during rolling five-year periods, based generally on 6% of such park's revenues, and (iii) purchase at specified prices a maximum number of 5% per year (accumulating to the extent not purchased in any given year) of limited partnership units outstanding (to the extent tendered by the unit holders). We expect to use cash flow from operations at the Partnership Parks to satisfy our annual distribution and capital expenditure obligations with respect to the Partnership Parks, before we use any of our other funds. In addition, at December 31, 2000, we had a $75.0 million dedicated escrow account available to fund these and other obligations.

    Our high level of debt and other obligations could have important negative consequences to us and investors in our securities. See "Risk
Factors--Substantial Leverage," "Description of Indebtedness" and Note 6 to the Notes to our Consolidated Financial Statements, which are incorporated herein by reference.

    Our liquidity could be adversely affected by unfavorable weather, accidents or the occurrence of an event or condition, including negative publicity or significant local competitive events that significantly reduces paid attendance and, therefore, revenue at any of our theme parks. On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. The park is covered by our existing insurance, and we do not believe that this incident will have a material adverse effect on our financial position, operations or liquidity.

    We believe that, based on current and anticipated operating results, cash flow from operations, existing cash and available borrowings under the existing credit facilities will be adequate to meet our future liquidity needs, including anticipated requirements for working capital, capital expenditures, scheduled debt payments and preferred stock dividends and our obligations under arrangements relating to the Partnership Parks, for at least the next several years. We may, however, need to refinance all or a portion of our existing debt on or prior to maturity or to obtain additional financing. See "Risk Factors--Substantial Leverage."

    To minimize our exposure to changing foreign currency rates on ride purchases from foreign vendors, in the past we have entered into foreign exchange forward contracts. However, we are not now party to any foreign exchange forward contracts related to ride purchase contracts. Additionally, we have not hedged our exposure to changes in foreign currency rates related to our international parks.

    We have entered into interest swap arrangements with terms ending between December 2001 and March 2002 with respect to our $600.0 million term loan under the Six Flags Credit Facility. At December 31, 2000, the balance of our other indebtedness represented fixed-rate debt, other than an additional $381.0 million then outstanding under the Six Flags Credit Facility. Increases in LIBOR in the future would result in higher interest expense with respect to this floating-rate indebtedness.

                                    BUSINESS

GENERAL

    We are the largest regional theme park operator in the world, based on our 2000 attendance of approximately 45 million. We operate 37 regional parks, including 15 of the 50 largest theme parks in North America based on 2000 attendance, the largest paid admission theme park in Mexico and seven theme parks in Europe. We are also managing the development and construction of a new theme park in Spain. Our theme parks serve the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

    The following table sets forth certain information concerning our parks:

NAME                                          TYPE OF PARK                    PRIMARY MARKET
-----------------------------------------  -------------------   -----------------------------------------
EXISTING PARKS:
Bellewaerde..............................  Theme                 Belgium
Enchanted Village........................  Water/Children        Seattle/Tacoma
Frontier City............................  Theme                 Oklahoma City
The Great Escape.........................  Theme/Water           Lake George/Albany, New York
Six Flags America........................  Theme/Water           Baltimore/Washington, D.C.
Six Flags AstroWorld.....................  Theme                 Houston
Six Flags Water World....................  Water                 Houston
Six Flags Darien Lake....................  Theme/Water           Buffalo/Rochester
Six Flags Elitch Gardens.................  Theme/Water           Denver
Six Flags Fiesta Texas...................  Theme/Water           San Antonio
Six Flags Great Adventure................  Theme                 New York City/Philadelphia
Six Flags Hurricane Harbor...............  Water                 New York City/Philadelphia
Six Flags Wild Safari Animal Park........  Wildlife              New York City/Philadelphia
Six Flags Great America..................  Theme                 Chicago/Milwaukee
Six Flags Holland........................  Theme                 The Netherlands
Six Flags Kentucky Kingdom...............  Theme/Water           Louisville
Six Flags Magic Mountain.................  Theme                 Los Angeles
Six Flags Hurricane Harbor...............  Water                 Los Angeles
Six Flags Marine World(1)................  Theme/Wildlife        San Francisco
Six Flags Mexico.........................  Theme                 Mexico City
Six Flags New England....................  Theme/Water           New England/Boston
Six Flags Ohio...........................  Theme/Water           Cleveland
Six Flags St. Louis......................  Theme/Water           St. Louis
Six Flags Over Georgia(1)................  Theme                 Atlanta
Six Flags Over Texas(1)..................  Theme                 Dallas/Fort Worth
Six Flags Hurricane Harbor...............  Water                 Dallas/Fort Worth
Six Flags White Water Atlanta(1).........  Water                 Atlanta
Splashtown...............................  Water                 Houston
Walibi Aquitaine.........................  Theme                 France
Walibi Rhone-Alpes.......................  Theme/Water           France
Walibi Schtroumpf........................  Theme                 France
Walibi Wavre and Aqualibi................  Theme/Water           Belgium
Warner Bros. Movie World.................  Movie/Entertainment   Germany
Warner Bros. Movie World(2)..............  Movie/Entertainment   Spain
Waterworld USA/Concord...................  Water                 San Francisco
Waterworld USA/Sacramento................  Water                 Sacramento
White Water Bay..........................  Water                 Oklahoma City
Wyandot Lake.............................  Water                 Columbus, Ohio

PENDING ACQUISTIONS:
La Ronde.................................  Theme                 Montreal
Sea World of Ohio........................  Wildlife              Cleveland

------------------------------

(1) We operate but do not wholly own this park.

(2) Under construction and scheduled to open in 2002. We are developing and will manage this park.

    In 1998, we acquired the former Six Flags, which had operated regional theme parks under the Six Flags name for nearly forty years and established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, since the commencement of the 1998 season we have rebranded nine of our parks as "Six Flags" parks, including two of our international parks.

    We hold exclusive long-term licenses for theme park usage throughout the United States (except the Las Vegas metropolitan area), Canada, Europe and Latin and South America (including Mexico) of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. In addition, our European and Latin and South American licenses with Warner Bros. include the Hanna-Barbera and Cartoon Network characters, including YOGI BEAR, SCOOBY-DOO, THE FLINTSTONES and others. We use these characters to market our parks and to provide an enhanced family entertainment experience. Our licenses include the right to sell merchandise featuring the characters at our parks, and to use the characters in advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    Our 37 parks are located in geographically diverse markets across North America and Europe. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. In the aggregate, our theme parks offer more than 800 rides, including over 100 roller coasters, making us the leading operator of thrill rides in the industry.

    Since 1989, under our current management we have assumed control of 36 parks and have achieved significant internal growth. Most recently, we achieved park operating cash flow growth of 35.6% from 1998 to 1999 and 8.3% from the first nine months of 1999 to the first nine months of 2000, despite particularly difficult weather conditions at many of our major markets in the core 2000 operating season (summer). In addition, in 2000 we rebranded four additional parks with the Six Flags brand. These four parks, which included our first two international Six Flags parks, achieved aggregate increases in the first nine months of 2000 of 39.3% in attendance, 62.7% in revenue, 16.8% in per capita spending and 91.4% in park-level operating cash flow compared to the comparable period of 1999.

    We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to one of our Six Flags theme parks.

    Our senior and operating management team has extensive experience in the theme park industry. Our executive officers have more than 175 years aggregate experience in the industry and our general managers have an aggregate of in excess of 500 years experience in the industry, including in excess of 300 years at our parks.

    According to AMUSEMENT BUSINESS, total attendance for the 50 largest parks in North America was 175.1 million in 2000, compared to 145.0 million in 1994, representing a compound annual growth rate of 3.1%. We believe that this growth reflects two trends:

    - demographic growth in the 5-24 year old age group, which is expected to continue through 2010, and

    - an increasing emphasis on family-oriented leisure and recreation activities.

STRATEGY

    Our strategy for achieving continued growth includes: (i) pursuing growth at our existing parks; (ii) expanding our parks; and (iii) making selective acquisitions.

    PURSUING GROWTH AT OUR EXISTING PARKS

    We believe there are substantial opportunities for continued growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. This approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of such expenses is relatively fixed during any given year. The primary elements of our strategy include:

    - ADDING RIDES AND ATTRACTIONS AND IMPROVING OVERALL PARK QUALITY. We regularly make investments in the introduction of new rides and attractions at our parks. We believe that the introduction of marketable rides is an important factor in promoting our parks in order to increase market penetration and encourage longer visits, which lead to increased attendance and sales of food and merchandise. Once a park reaches an appropriate level of attractions for its market size, we generally will add new marketable attractions at that park only every two to four years.

    - ADDING THE SIX FLAGS BRAND NAME AND THE CHARACTERS LICENSED FROM WARNER BROS. AND DC COMICS AT SELECTED PARKS. Since our Six Flags acquisition in 1998, we have added the "Six Flags" brand to nine of our parks, including two of our international parks. The four parks rebranded in 1999 achieved attendance, revenue and per capita spending growth in that year of 21.2%, 30.7% and 7.8%, respectively, over 1998 levels. The four parks rebranded in 2000 achieved attendance, revenue and per capita spending growth during the first nine months of 2000, of 39.3%, 62.7% and 16.8%, respectively, over the same period of 1999. We believe that this growth reflects significant gains in market penetration and geographic market expansion, as well as increased per capita spending, following rebranding. We have coupled the introduction of the "Six Flags" brand with aggressive marketing campaigns featuring the animated characters licensed from Warner Bros. and DC Comics and targeted capital investment in new rides and attractions. We intend to rebrand one additional park for the 2001 season. Further, a component of our acquisition strategy is to identify parks which we believe can also gain market penetration and geographic market expansion following our acquisition.

    - ENHANCING MARKETING AND SPONSORSHIP PROGRAMS. Our parks have benefitted from professional, creative marketing programs which emphasize our rides and attractions, breadth of available entertainment and value provided by each park. We have also implemented marketing programs that emphasize the Six Flags brand name, as well as the characters licensed from Warner Bros. and DC Comics and have successfully attracted well known sponsorship and promotional partners, such as Pepsi, McDonald's, Coca-Cola, Kodak, AOL, Procter & Gamble, Perrier and various supermarket chains. We believe that our increased number of parks and annual attendance will enable us to expand and enhance our sponsorship and promotional programs.

    - INCREASING GROUP SALES, SEASON PASSES AND OTHER PRE-SOLD TICKETS. Group sales and pre-sold tickets provide us with a consistent and stable base of attendance, representing approximately 35.0% of aggregate attendance at the parks owned or operated by us in the 2000 season. In addition, approximately 26.5% of our patrons at those parks utilized season passes. We intend to continue emphasizing group sales and pre-sold ticket programs in our sales efforts and will establish aggressive new programs at any parks we acquire in the future where appropriate.

    - USING TICKET PRICING STRATEGIES TO MAXIMIZE TICKET REVENUES AND PARK UTILIZATION. We regularly review our ticket price levels and ticket category mix in order to capitalize on opportunities to implement selective price increases. We believe that opportunities exist to implement marginal ticket price increases without significant reductions in attendance levels. Such increases have been implemented successfully on a park-by-park basis in connection with the introduction of major new attractions or rides. In addition, we offer discounts on season, multi-visit and group tickets, as well as discounts on tickets for specific periods, in order to increase attendance at less popular times, such as weekdays and evenings.

    - ADDING AND ENHANCING RESTAURANTS AND MERCHANDISE AND OTHER REVENUE OUTLETS. We also seek to increase in-park spending by adding well-themed restaurants, remodeling and updating existing restaurants and adding and upgrading merchandise outlets. We have successfully increased spending on food and beverages by introducing well-recognized local and national brands, such as Domino's, Friendly's, KFC and TCBY. Typically, we operate these revenue outlets and we are often the franchisee.

    - ADDING SPECIAL EVENTS. We have also developed a variety of off-season special events designed to increase attendance and revenue prior to Memorial Day and after Labor Day. Examples include Hallowscream and Fright Fest-Registered Trademark-, Halloween events in which parks are transformed with supernatural theming, scary rides and haunting shows; Oktoberfest, in which traditional German food, theming, music and entertainment are presented at the parks; and Holiday in the Park-Registered Trademark-, a winter holiday event, in which two parks are transformed with winter and holiday theming.

    We believe that our base of seven parks in Europe provides us with a significant presence in the expanding theme park industry there. We have improved performance at these parks since we acquired them and believe that there remains a substantial opportunity to achieve further internal growth at these parks. Some of that growth potential was realized in 2000 at the newly rebranded Six Flags Holland which, during the first nine months of 2000, increased attendance, revenue and park-level operating cash flow by 106.1%, 143.9% and 132.9% respectively, over the comparable period of 1999 (without giving effect to changes in currency exchange rates).

    EXPANDING OUR PARKS

    We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities and water parks, in order to increase attendance and per capita spending. For example, since 1998, we have added by construction and purchase hotels or other lodging facilities to Six Flags Darien Lake, Six Flags Ohio and Six Flags Holland. Further, we added a water park to Six Flags St. Louis for the 1999 season and to Six Flags Great Adventure for the 2000 season. In addition, we own approximately 400 acres adjacent to Six Flags America which are available for complementary uses. We also own over 1,500 undeveloped acres adjacent to Six Flags Great Adventure and additional acreage at several of our other parks which are suitable for development.

    MAKING SELECTIVE ACQUISITIONS

    We expect to achieve further growth beyond that generated from internal growth at our existing parks through continued selective acquisitions of additional regional theme parks. Given our decentralized management approach, we have significant experience in managing park assets in diverse locations, and we seek acquisitions where we believe there are significant growth opportunities. In that connection, in December 2000 we acquired Enchanted Village, a children's ride and water park located near Seattle. We also have pending the acquisitions of Sea World of Ohio, located adjacent to our Six Flags Ohio park, and La Ronde, a theme park in Montreal. See "Business -- Recent and Proposed Acquisitions."

    The regional theme park industry is highly fragmented. We believe that there remain numerous acquisition opportunities, both in the U.S. and abroad, for us to further expand our business. While we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

    We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have generally not been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include the ability to:

    - exercise group purchasing power (for both operating expenses and capital assets);

    - use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics;

    - attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and other marketing partners;

    - achieve administrative economies of scale;

    - recruit and retain superior management; and

    - use our access to capital markets as well as our capital stock to finance all or a portion of future acquisition consideration.

    We expect to continue to acquire parks which have been undermanaged and have not benefited from sustained capital expenditures, and to reposition such parks through the implementation of our operating strategies. We may also acquire better performing parks which require less additional investment but where cash flow can be improved through economies of scale in operating expenses and capital assets and other enhancements.

    We intend to locate acquisition targets primarily through our own direct efforts. Our management has extensive contacts throughout the industry and is an active participant in industry associations. Particular attention is given to cultivating relationships over time with park owners who appear likely to be or become potential sellers due to factors such as age or family or economic circumstances. In addition, we have developed a reputation as an active acquiror of regional parks. Through this reputation and general industry contacts, we believe that we become aware of most acquisition opportunities that develop in our area of focus.

RECENT AND PROPOSED ACQUISITIONS

    We continue to implement our strategy of expanding our operations through strategic park acquisitions.

    SEA WORLD OF OHIO. On January 8, 2001, we entered into a definitive purchase agreement to acquire substantially all of the assets of Sea World of Ohio for $110.0 million in cash. Sea World of Ohio is a 230 acre marine wildlife park located adjacent to our Six Flags Ohio theme park. We believe that we can increase attendance and revenue at both the newly acquired park and Six Flags Ohio through joint season pass and other joint ticketing and marketing programs and can increase operating efficiencies at both facilities through shared expenses. Consummation of this transaction is subject to the satisfaction of customary closing conditions, including expiration of the Hart-Scott-Rodino waiting period. There is no assurance that such conditions will be met or waived. If this transaction is completed, we plan to use a substantial portion of the net proceeds from the sale of the PIERS offered hereby to fund the purchase price.

    ENCHANTED VILLAGE. On December 6, 2000, we acquired Enchanted Village, a children's ride and water park near Seattle, Washington, for approximately $19.3 million in shares of our common stock. We lease the land on which the park is located on a long-term basis. The park, which is located on approximately 65 acres, is the only park located within the Seattle-Tacoma metropolitan area, which is the 12th largest metropolitan area in the country. The park is primarily a water park and lacks a full complement of rides and revenue outlets. The park also has not benefited from significant marketing programs. As a result, we believe that there is an opportunity over the next several years to increase this park's revenue, attendance and cash flow, with limited capital expenditures.

    LA RONDE. On November 20, 2000, we entered into a letter of intent to acquire the assets of La Ronde, a theme park located in the City of Montreal for Can. $30.0 million (approximately US $20.0 million at the December 31, 2000 exchange rate). Under this letter, we have agreed to invest in the park Can. $90.0 million (approximately US $60.0 million at that exchange rate) over three to four seasons, commencing in 2002. The park is located on the 141 acre site of the 1967 Montreal World's Fair. We will lease the land on which the park is located on a long-term basis. Montreal has a metropolitan population of approximately 3.3 million and is a major tourist destination. Since its inception, the park has been operated by a municipal authority which contracted with third parties to operate a substantial majority of the park's revenue outlets. Those third parties retained a significant portion of the revenues generated by these outlets. Most of the contracts covering these revenue outlets expire by the end of 2002. In addition, the park has lacked sophisticated marketing programs. As a result, we believe that, if we acquire this park, we will be able to substantially increase the park's revenue, attendance and cash flow over the next several years. There is no assurance that we will be able to complete this acquisition.

MARKETING AND PROMOTION

    We attract visitors through national and local multi-media marketing and promotional programs for each of our parks. The national programs are designed to market and enhance the Six Flags brand name. Local programs are tailored to address the different characteristics of their respective markets and to maximize the impact of specific park attractions and product introductions. All marketing and promotional programs are updated or completely changed each year to address new developments. Marketing programs are supervised by our Senior Vice President for Marketing, with the assistance of our senior management and a national advertising agency.

    We also develop partnership relationships with well-known national and regional consumer goods companies and retailers to supplement our advertising efforts and to provide attendance incentives in the form of discounts and/or premiums. We also arrange for popular local radio and television programs to be filmed or broadcast live from our parks.

    Group sales and pre-sold tickets provide us with a consistent and stable base of attendance, representing approximately 35.0% of aggregate attendance in 2000 at the parks which we owned or operated during that season. Each park has a group sales and pre-sold ticket manager and a well-trained sales staff dedicated to selling multiple group sales and pre-sold ticket programs through a variety of methods, including direct mail, telemarketing and personal sales calls. Historically, we have been successful in increasing group sales and pre-sold tickets at our existing and acquired parks.

    We have also developed effective programs for marketing season pass tickets. Season pass sales establish a solid attendance base in advance of the season, thus reducing exposure to inclement weather. Additionally, season pass holders often bring paying guests and generate "word-of-mouth" advertising for the parks. During 2000, 26.5% of visitors to the parks we owned or operated during that season utilized season passes.

    A significant portion of our attendance is attributable to the sale of discount admission tickets. We offer discounts on season and multi-visit tickets, tickets for specific dates and tickets to affiliated groups such as businesses, schools and religious, fraternal and similar organizations. The increased in-park spending which results from such attendance is not offset by incremental operating expenses, because such expenses are relatively fixed during the operating season.

    We also implement promotional programs as a means of targeting specific market segments and geographic locations not generally reached through group or retail sales efforts. The promotional programs utilize coupons, sweepstakes, reward incentives and rebates to attract additional visitors. These programs are implemented through direct mail, telemarketing, direct response media, sponsorship marketing and targeted multi-media programs. The special promotional offers are usually for a limited time and offer a reduced admission price or provide some additional incentive to purchase a ticket, such as combination tickets with a complementary location.

LICENSES

    We have the exclusive right on a long-term basis to theme park usage of the Warner Bros. and DC comics animated characters throughout the world except for Asia, Australia, Africa and the Las Vegas metropolitan area. In particular, our license agreements entitle us to use, subject to customary approval rights of Warner Bros., and in limited circumstances, approval rights of certain third parties, all animated cartoon and comic book characters that Warner Bros. and DC Comics have the right to license, including BATMAN, SUPERMAN, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM, and include the right to sell merchandise using the characters. In addition, the Cartoon Network and Hanna-Barbera characters including YOGI BEAR, SCOOBY-DOO and THE FLINTSTONES are available for our use at theme parks throughout Europe and Latin and South America. In addition to basic license fees, we are required to pay a royalty fee on merchandise manufactured by or for us and sold that uses the licensed characters. Warner Bros. has the right to terminate the license agreements under certain circumstances including if any persons involved in the movie or television industries obtain control of us and upon a default under the subordinated indemnity agreement between us and Time Warner Inc. entered into in connection with the Six Flags acquisition.

PARK OPERATIONS

    We currently operate in geographically diverse markets in the United States, Mexico and Europe. Each of our parks is operated to the extent practicable as a separate operating division of the Company in order to maximize local marketing opportunities and to provide flexibility in meeting local needs. Each park is managed by a general manager who reports to one of our regional Executive Vice Presidents (each of whom reports to our Chief Operating Officer) and is responsible for all operations and management of the individual park. We also have an Executive Vice President responsible for retail and in-park spending at all of our parks. Local advertising, ticket sales, community relations and hiring and training of personnel are the responsibility of individual park management in coordination with corporate support teams.

    Each of our parks is managed by a full-time, on-site management team under the direction of the general manager. Each such management team includes senior personnel responsible for operations and maintenance, marketing and promotion, human resources and merchandising. Park management compensation structures are designed to provide incentives (including stock options and cash bonuses) for individual park managers to execute our strategy and to maximize revenues and operating cash flow at each park. Our general managers have an aggregate of more than 500 years experience in the industry, including more than 300 years at parks we operate.

    Our parks are generally open daily from Memorial Day through Labor Day. In addition, most of our parks are open during weekends prior to and following their daily seasons, often in conjunction with themed events (such as Hallowscream, Fright Fest-Registered Trademark-, Oktoberfest and Holiday in the Park-Registered Trademark-). Due to their location, certain parks have longer operating seasons. Typically, the parks charge a basic daily admission price, which allows unlimited use of all rides and attractions, although in certain cases special rides and attractions require the payment of an additional fee.

CAPITAL IMPROVEMENTS

    We regularly make capital investments in the introduction of new rides and attractions at our parks. We purchase both new and used rides and attractions. In addition, we rotate rides among parks to provide fresh attractions. We believe that the introduction of new rides and attractions is an important factor in promoting each of the parks in order to achieve market penetration and encourage longer visits, which lead to increased attendance and in-park spending. In addition, we generally add theming to acquired parks and enhance the theming and landscaping of our existing parks in order to provide a complete family oriented entertainment experience. Capital expenditures are planned on a seasonal basis with most expenditures made during the off-season. Expenditures for materials and services associated with maintaining assets, such as painting and inspecting rides, are expensed as incurred and therefore are not included in capital expenditures.

    Our level of capital expenditures is directly related to the optimum mix of rides and attractions given park attendance and market penetration. These targeted expenditures are intended to drive significant attendance growth at the parks and to provide an appropriate complement of entertainment value, depending on the size of a particular market. As an individual park begins to reach an appropriate attendance penetration for its market, management generally plans a new ride or attraction every two to four years in order to enhance the park's entertainment product.

MAINTENANCE AND INSPECTION

    Our rides are inspected daily by maintenance personnel during the operating season. These inspections include safety checks, as well as regular maintenance and are made through both visual inspection of the ride and test operation. Our senior management and the individual park personnel evaluate the risk aspects of each park's operation. Potential risks to employees and staff as well as to the public are evaluated. Contingency plans for potential emergency situations have been developed for each facility. During the off-season, maintenance personnel examine the rides and repair, refurbish and rebuild them where necessary. This process includes x-raying and magnafluxing (a further examination for minute cracks and defects) steel portions of certain rides at high-stress points. We have approximately 1,200 full-time employees who devote substantially all of their time to maintaining the parks and their rides and attractions.

    In addition to our maintenance and inspection procedures, our liability insurance carrier performs an annual inspection of each park and all attractions and related maintenance procedures. The results of insurance inspections are written evaluation and inspection reports, as well as written suggestions on various aspects of park operations. State inspectors also conduct annual ride inspections before the beginning of each season. Other portions of each park are subject to inspections by local fire marshals and health and building department officials. Furthermore, we use Ellis & Associates as water safety consultants at our parks in order to train life guards and audit safety procedures.

INSURANCE

    We maintain insurance of the type and in amounts that we believe are commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. With respect to liability claims arising out of (i) occurrences at the parks acquired in the Six Flags acquisition and (ii) occurrences on and after July 1, 1998 at our other U.S. parks, we have no self-insured retention. With respect to claims arising out of occurrences prior to July 1, 1998 at these other U.S. parks, the self insurance retention is $50,000 per occurrence. We also maintain fire and extended coverage, workers' compensation, business interruption and other forms of insurance typical to businesses in this industry. The fire and extended coverage policies insure our real and personal properties (other than land) against physical damage resulting from a variety of hazards.

ENVIRONMENTAL AND OTHER REGULATION

    Our operations are subject to increasingly stringent federal, state and local environmental laws and regulations including laws and regulations governing water discharges, air emissions, soil and groundwater contamination, the maintenance of underground and above-ground storage tanks and the disposal of waste and hazardous materials. In addition, our operations are subject to other local, state and federal governmental regulations including, without limitation, labor, health, safety, zoning and land use and minimum wage regulations applicable to theme park operations, and local and state regulations applicable to restaurant operations at each park. We believe that we are in substantial compliance with applicable environmental and other laws and regulations and, although no assurance can be given, we do not foresee the need for any significant expenditures in this area in the near future.

    In addition, portions of the undeveloped areas at certain of our parks are classified as wetlands. Accordingly, we may need to obtain governmental permits and other approvals prior to conducting development activities that affect these areas, and future development may be prohibited in some or all of these areas.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The following table sets forth certain information with respect to our directors and executive officers.

NAME                                       AGE                     POSITION WITH COMPANY
---------------------------------------  --------   ----------------------------------------------------
Kieran E. Burke........................     42      Chairman and Chief Executive Officer; Director
Gary Story.............................     45      President and Chief Operating Officer; Director
James F. Dannhauser....................     48      Chief Financial Officer; Director
Daniel P. Aylward......................     48      Executive Vice President
John E. Bement.........................     48      Executive Vice President
Hue W. Eichelberger....................     42      Executive Vice President
Thomas J. Iven.........................     42      Executive Vice President
Sherrie Bang...........................     45      Senior Vice President of Marketing
Brian Jenkins..........................     39      Senior Vice President of Finance
James M. Coughlin......................     49      General Counsel
Paul A. Biddelman......................     54      Director
Michael E. Gellert.....................     69      Director
Francois Letaconnoux...................     49      Director
Stanley S. Shuman......................     65      Director

    KIERAN E. BURKE has served as our Chief Executive Officer and a Director of our company since October 1989 and Chairman of the Board since June 1994. From 1989 through June 1994, he was also President of our company. Mr. Burke was an investment banker prior to becoming our President.

    GARY STORY has served as our President and a Director of our company since June 1994 and as Chief Operating Officer since January 1992. From January 1992 through June 1994, he also served as Executive Vice President of our company. Prior to that time, he had been General Manager of Frontier City for more than five years. From 1983 through 1984, Mr. Story served as General Manager of Luna Park, an amusement park in Sydney, Australia, during its redevelopment as a theme park and from 1981 through 1983 he served as General Manager of Diversiones del Reino (now Six Flags Mexico), our theme park in Mexico City. From 1972 through 1981, Mr. Story served in various capacities with the former Six Flags.

    JAMES F. DANNHAUSER became our Chief Financial Officer in October 1995 and has served as a Director of our company since December 1992. From 1990 through June 1996, Mr. Dannhauser was a managing director of Lepercq de Neuflize & Co. Incorporated, an investment banking firm. Mr. Dannhauser is a member of the board of directors of Lepercq and of MeriStar Hospitality Corporation.

    DANIEL P. AYLWARD has served as an Executive Vice President of our company since June 1998. Prior to that, beginning in February 1997, Mr. Aylward was General Manager of Marine World. From January 1995 to February 1997, Mr. Aylward was President and General Manager of Silverwood Theme Park, a small theme park operation in Idaho. From June 1989 to January 1995 he served as General Manager of Old Tucson Studios in Tucson, Arizona.

    JOHN E. BEMENT has served as an Executive Vice President of our company since May 1998. From January 1993 to May 1998, Mr. Bement was the General Manager at Six Flags Over Georgia.

    HUE W. EICHELBERGER has served as an Executive Vice President of our company since 1996; prior thereto he served as General Manager of Adventure World (now Six Flags America) since 1992.

    THOMAS J. IVEN has served as an Executive Vice President of our company since November, 2000 and before that had been General Manager of Six Flags St. Louis since August 1998. From 1996 to August 1998, Mr. Iven was Regional Director of Retail Operations of the Six Flags Texas region. From 1992 to 1996, Mr. Iven served as Vice President of Retail Operations at Six Flags Over Texas.

    SHERRIE BANG has served as our Senior Vice President of Marketing since January 2000. Prior to that, she was a regional Vice President of Marketing of our company since April 1998. Prior thereto, she served as Vice President of Marketing of Six Flags Magic Mountain for nearly ten years.

    BRIAN JENKINS has served as our Senior Vice President of Finance since April 2000 and before that as our Vice President of Finance since April 1998. Prior thereto, Mr. Jenkins served as Regional Vice President of Finance for the former Six Flags from 1996 to 1998. Prior to joining the former Six Flags, Mr. Jenkins served in various financial positions with FoxMeyer Health Corporation from 1990 to 1996, most recently as Vice President of Business Development and Corporate Planning.

    JAMES M. COUGHLIN has served as our General Counsel since May 1998. Prior to that, Mr. Coughlin was a partner at the law firm of Baer Marks & Upham LLP since 1991.

    PAUL A. BIDDELMAN has served as a Director of our company since December 1992. Since December 1997, Mr. Biddelman has been president of Hanseatic Corporation, a private investment company. Prior to that date, he was treasurer of Hanseatic for more than five years. Mr. Biddelman also serves as a director of Insituform Technologies, Inc., Celadon Group, Inc., SystemOne Technologies Inc. and Star Gas Partners, L.P.

    MICHAEL E. GELLERT has served as a Director of our company since March 1989. He previously served as a Director of our company and as a Trustee of Tierco, a Massachusetts business trust and the predecessor of our company, from 1979 until 1986. From June 1989 through June 1994, he also served as the Chairman of the Board of our company. Mr. Gellert is a general partner of Windcrest Partners, a private investment partnership. Mr. Gellert also serves as a director of Devon Energy Corp., High Speed Access Corp., Humana Inc., Seacor Smit Inc. and Smith Barney World Funds, Inc.

    FRANCOIS LETACONNOUX has served as a Director of our company since June 2000. Since June 1993, Mr. Letaconnoux has been President and Chief Executive Officer of Lepercq de Neuflize & Co. Incorporated, an investment banking firm. He also serves as a trustee to The Lepercq Istel Fund, Tocqueville Fund and the Asia Pacific Venture Limited II, which are investment companies, and as a director of Pathe, S.A., a French entertainment company.

    STANLEY S. SHUMAN has served as a Director of our company since June 2000. Mr. Shuman is Executive Vice President, Managing Director and a member of the Executive Committee of Allen & Company Incorporated, a New York based investment banking firm. Allen & Company is one of the underwriters of this offering. Mr. Shuman also serves as a director of the News Corporation Limited, Bayou Steel Corporation, SESAC, Inc and Western Multiplex Corporation.

                              DESCRIPTION OF PIERS

    THE FOLLOWING SECTION DESCRIBES ALL THE MATERIAL TERMS OF THE PIERS, BUT DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE CERTIFICATE OF DESIGNATIONS RELATING TO THE SHARES OF CONVERTIBLE PREFERRED STOCK WHICH IS AVAILABLE BY CONTACTING US AT THE ADDRESS PROVIDED UNDER "WHERE YOU CAN FIND MORE INFORMATION" IN THE ATTACHED PROSPECTUS.

GENERAL

    At the consummation of this offering, we will issue 10,000,000 shares, or up to 11,500,000 shares, if the underwriters exercise their over-allotment option in full, of Preferred Income Equity Redeemable Shares, with a $25.00 liquidation preference per share (referred to herein as "PIERS"). Each PIERS represents beneficial ownership of one one-hundredth of a share of Convertible Preferred Stock and entitles the holder (as evidenced by its record holding of the depositary receipt (collectively, the "Depositary Receipts") evidencing the PIERS) to that proportion of all the rights, preferences and privileges of the proportionate share of Convertible Preferred Stock represented thereby. When issued, the PIERS will be validly issued, fully paid and nonassessable.

    The holders of the PIERS will have no preemptive or preferential rights to purchase or subscribe to stock, obligations, warrants or any other of our securities.

RANKING

    The PIERS, as representative of beneficial ownership interests in the Convertible Preferred Stock, will rank, with respect to dividend rights and upon liquidation, winding up and dissolution:

    - junior to all our existing and future debt obligations;

    - junior to "senior stock," which is each other class or series of our capital stock other than:

       - our common stock and any other class or series of our capital stock the terms of which provide that that class or series will rank junior to the PIERS; and

       - any other class or series of our capital stock the terms of which provide that that class or series will rank on a parity with the PIERS;

    - on a parity with "parity stock", which is our 7 1/2% Mandatorily Convertible Preferred Stock and each other class or series of our capital stock the terms of which provide that that class or series will rank on a parity with the PIERS; and

    - senior to "junior stock", which is our common stock and each class or series of our capital stock the terms of which provide that that class or series will rank junior to the PIERS.

    The terms "senior stock", "parity stock" and "junior stock" include warrants, rights, calls or options exercisable for or convertible into that type of stock.

DIVIDENDS

    The holders of the PIERS are entitled to receive, through the Depositary, when, as and if declared, on the Convertible Preferred Stock represented thereby, by our board of directors out of funds legally available for payment, cumulative dividends per share at the annual rate of 7 1/4% of the $25.00 liquidation preference per share of the PIERS. The dividend rate is equivalent to $1.8125 per share annually. The right of the holders of the PIERS to receive dividend payments is subject to the rights of any holders of shares of senior stock and parity stock.

    Dividends are payable on the Convertible Preferred Stock on February 15,
May 15, August 15 and November 15 of each year, beginning on May 15, 2001. If any of those dates is not a business day, then dividends will be payable on the next succeeding business day. Dividends will accrue from the most recent date as to which dividends will have been paid or, if no dividends have been paid, from the date of the original issuance of the PIERS (which issuance will be evidenced by the initial issuance of the Depositary Receipts). The first dividend period will begin on January 23, 2001. Dividends will be payable on the Convertible Preferred Stock to holders of record as they appear in our stock records at the close of business on February 1, May 1, August 1 and November 1 of each year or on a record date which will be fixed by our board of directors and which will be not more than 60 days and not less than 10 days before the applicable quarterly dividend payment date.

    The Depositary (as defined herein) will be the holder of record of shares of Convertible Preferred Stock represented by the PIERS, and dividends paid by us in respect of such shares of Convertible Preferred Stock will, accordingly, be paid to the Depositary. The Depositary will distribute dividends on the Convertible Preferred Stock paid to it by us to the holders of the PIERS in accordance with the procedures described in "Description of Depositary Arrangements--Dividends and Other Distributions." Dividends will cease to become payable by us to the Depositary for distribution to the holders of the PIERS when dividends cease to accrue on the Convertible Preferred Stock represented thereby on the Mandatory Conversion Date or on such other date of conversion of the PIERS at the option of the holder. Dividends distributed through the Depositary to the holders of the PIERS for any period less than a full quarterly dividend period will be paid by us to the Depositary on the Convertible Preferred Stock represented thereby on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed in any period less than one month.

    Dividends on the Convertible Preferred Stock will accrue whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Accrued but unpaid dividends on the Convertible Preferred Stock will accrue as of the dividend payment date on which they first become payable, but no interest will accrue on any accumulated but unpaid dividends.

    Subject to certain restrictions, we may generally make dividend payments due on the Convertible Preferred Stock:

    - in cash;

    - by delivery of our common stock; or

    - through any combination of cash and our common stock.

If we elect to make any dividend payment, or any portion thereof, in shares of our common stock, such shares of our common stock shall be valued for that purpose at 95% of the Average Market Value. Average Market Value of our common stock means the arithmetic average of the Current Market Value of our common stock for the 10 trading day period preceding the related record date for such dividend. Current Market Value of our common stock means the average volume-weighted daily trading price of our common stock as reported on the New York Stock Exchange or such other SEC recognized securities exchange or trading system which we may from time to time designate upon which the greatest number of our common stock is then listed or traded, for the trading day in question.

    We will give the Depositary notice (which will be forwarded to each holder of PIERS) as to whether each dividend payment will be made (a) in cash, (b) in common stock, or (c) if made in a combination of cash and common stock, the portion of such payment that will be made in cash and the portion that will be made in common stock, in each case 10 trading days prior to the record date for such dividend.

    In the event of any consolidation, merger, sale, transfer or statutory exchange described under "--Change in Control Put Right" or in the event of any dividend or distribution described in either clauses (2) or (3) under "--Adjustments to the Conversion Price," as a result of which a Reset Transaction (as defined below) has occurred, the dividend rate on the PIERS will be increased (but not decreased) to the rate per annum that is the arithmetic average of the rates quoted by two Reference Dealers selected by us or our successor as the dividend rate that the PIERS should bear so that the fair market value, expressed in dollars, of the PIERS immediately after the public announcement of the related Reset Transaction, after giving effect to any adjustments described under "--Adjustments to the Conversion Price," will equal the average closing price of a PIERS for the 20 trading days immediately preceding the date of public announcement of such Reset Transaction.

    A "Reset Transaction" is any transaction described above whereby the PIERS are convertible on and after the effective date of such transaction into shares (including shares of Six Flags) which either (i) had a Dividend Yield for the four fiscal quarters immediately preceding the public announcement of such transaction which was, or (ii) are issued by an entity (including Six Flags) that has publicly announced a dividend policy prior to the effective date of such transaction which policy, if implemented, would result in a Dividend Yield on such shares for the next four fiscal quarters which would be, more than 250 basis points higher than the Dividend Yield on the common stock for the four fiscal quarters immediately preceding the public announcement of such transaction.

    The "Dividend Yield," on any security for any period, means the dividends paid or proposed to be paid pursuant to an announced dividend policy on such security for such period divided by, if with respect to dividends paid on such security, the average closing price of such security during such period, and if with respect to dividends so proposed to be paid on such security, the closing price of such security on the effective date of the related Reset Transaction.

    "Reference Dealer" means a dealer engaged in the trading of convertible securities.

    We will not (i) declare or pay any dividend on or (ii) set apart any sum for the payment of dividends on, any outstanding shares of convertible preferred stock with respect to any dividend period unless we have declared and paid or have declared and set apart a sufficient sum for the payment of all dividends on all outstanding shares of the Convertible Preferred Stock underlying the PIERS for all preceding dividend periods.

    We will not (i) declare, pay or set apart funds for the payment of any dividend or other distribution with respect to any junior stock or parity stock or (ii) redeem, purchase or otherwise acquire for consideration junior stock or parity stock through a sinking fund or otherwise, unless we have paid or set apart funds for the payment of all accrued and unpaid dividends with respect to the shares of the Convertible Preferred Stock underlying the PIERS and any parity stock at the time those dividends are payable. As an exception to this paragraph, we will be able to (a) declare and pay dividends on junior stock or parity stock which are payable solely in shares of parity stock or junior stock, in the case of parity stock, or junior stock, in the case of junior stock, or by the increase in the liquidation value of junior stock or parity stock and
(b) redeem, purchase or otherwise acquire junior stock or parity stock in exchange for consideration consisting of parity stock or junior stock, in the case of parity stock, or junior stock, in the case of junior stock.

REDEMPTION AT MATURITY

    On August 15, 2009, we will be obligated to redeem all outstanding shares of PIERS for cash, upon not less than 30 nor more than 60 days' prior notice sent by first class mail to each holder's registered address, at 100% of the liquidation preference per share, plus accumulated and unpaid dividends to the date of redemption.

LIQUIDATION PREFERENCE

    Upon any voluntary or involuntary liquidation, dissolution or winding up of Six Flags or a reduction or decrease in our capital stock resulting in a distribution of all or substantially all of our assets to the holders of any class or series of our capital stock, each holder of PIERS (as representative of beneficial interests in the Convertible Preferred Stock) will be entitled to payment out of our assets available for distribution of an amount equal to the then effective liquidation preference per share of PIERS ($25.00 per share initially) held by that holder, plus all accumulated and unpaid dividends on the Convertible Preferred Stock represented thereby to the date of that liquidation, dissolution, winding up or reduction or decrease in capital stock resulting in a distribution of all or substantially all of our assets to holders of any class or series of our capital stock, before any distribution is made on any junior stock, including our common stock, but after any distributions on any of our indebtedness or shares of our senior stock. After payment in full of the liquidation preference and all accumulated and unpaid dividends to which holders of PIERS are entitled, the holders will not be entitled to any further participation in any distribution of our assets.

    If, upon any voluntary or involuntary liquidation, dissolution or winding up of Six Flags or a reduction or decrease in our capital stock resulting in a distribution of all or substantially all of our assets to the holders of any class or series of our capital stock, the amounts payable with respect to the shares of Convertible Preferred Stock and all other parity stock are not paid in full, the holders of PIERS representing the Convertible Preferred Stock and the holders of the parity stock will share equally and ratably in any distribution of our assets in proportion to the full liquidation preference and all accumulated and unpaid dividends to which each such holder is entitled.

    Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of our property or assets nor the consolidation, merger or amalgamation of Six Flags with or into any corporation or the consolidation, merger or amalgamation of any corporation with or into Six Flags will be deemed to be a voluntary or involuntary liquidation, dissolution or winding up of Six Flags or a reduction or decrease in our capital stock resulting in a distribution of all or substantially all of our assets.

    We are not required to set aside any funds to protect the liquidation preference of the PIERS, although the liquidation preference will be substantially in excess of the par value of the Convertible Preferred Stock underlying the PIERS.

VOTING RIGHTS

    The holders of shares of Convertible Preferred Stock represented by the PIERS will not be entitled to any voting rights, except as required by the laws of the State of Delaware and as described below:

        (1) The affirmative vote of the holders of at least a majority of the outstanding shares of Convertible Preferred Stock, voting with holders of shares of all other series of preferred stock affected in the same way as a single class, in person or by proxy, at a special or annual meeting called for that purpose, or by written consent in lieu of meeting, will be required to amend, repeal or change any provisions of the certificate of designations in any manner which would adversely affect, alter or change the powers, preferences or special rights of the Convertible Preferred Stock and any of those securities affected in the same way. With respect to any matter on which the holders are entitled to vote as a separate class, each share of Convertible Preferred Stock is entitled to 100 votes (equivalent to one vote for each PIERS).

        (2) If at any time the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are accrued and unpaid, whether or not consecutive and whether or not declared, the holders of all outstanding Convertible Preferred Stock and any parity stock or senior stock having similar voting rights then exercisable, voting separately as a single class without regard to series, will be entitled to elect at the next annual meeting of our shareholders two directors to serve until all dividends accumulated and unpaid on any of those voting shares have been paid or declared and funds set aside to provide for payment in full. In exercising the voting rights described in this paragraph, each share of Convertible Preferred Stock is entitled to 100 votes (equivalent to one vote for each PIERS).

    The creation, authorization or issuance of any other class or series of our capital stock or the increase or decrease in the amount of authorized capital stock of any of those classes or series or of the Convertible Preferred Stock underlying the PIERS, or any increase, decrease or change in the par value of any class or series of capital stock, including the Convertible Preferred Stock underlying the PIERS, will not require the consent of the holders of the PIERS and will not be deemed to affect adversely, alter or change the powers, preferences and special rights of the PIERS.

    See "Description of Depositary Arrangements--Voting of Convertible Preferred Stock" for additional information regarding the voting rights of the PIERS.

CONVERSION RIGHTS

    OPTIONAL CONVERSION

    Each share of PIERS will be convertible at any time and from time to time prior to August 15, 2009, at the option of the holder, into fully paid and nonassessable shares of our common stock. The conversion ratio will equal the ratio, the numerator of which will be the $25.00 liquidation preference per share and the denominator of which will be the conversion price. The initial conversion price will be $20.85, subject to adjustment from time to time.

    Conversion of PIERS at the option of the holders may be effected in accordance with the procedures described in "Description of Depositary Arrangements--Conversion Provisions--Conversion at the Option of the Holder."

    If a holder of PIERS exercises conversion rights, upon delivery of the PIERS for conversion, the dividends will cease to accrue on the underlying Convertible Preferred Stock as of the end of the day immediately preceding the date of conversion, but the holder will continue to be entitled to receive all accrued dividends which the holder is entitled to receive through the last preceding dividend payment date. Any accrued and unpaid dividends will be payable by us through the Depositary as and when those dividends are paid to any remaining holders or, if none, on the date which would have been the next succeeding dividend payment date had there been remaining holders or at a later time when we believe we have adequate available capital under applicable law to make such a payment. However, PIERS surrendered for conversion after the close of business on any record date for the payment of dividends declared and before the opening of business on the dividend payment date relating to that record date must be accompanied by a payment in cash or common stock or both (as the case may be) equal to the dividend declared in respect of those shares.

    In case any PIERS are to be redeemed, the right to convert those PIERS will terminate at the close of business on the business day immediately preceding the date fixed for redemption unless we default in the payment of the redemption price.

    We will at all times reserve and keep available, free from preemptive rights, for issuance upon the conversion of PIERS a number of our authorized but unissued shares of common stock that will from time to time be sufficient to permit the conversion of all outstanding PIERS, if necessary. Before the delivery of any securities which we will be obligated to deliver upon conversion of the PIERS, we will comply with all applicable federal and state laws and regulations which require action to be taken by us. All shares of common stock delivered upon conversion of the PIERS will upon delivery be duly and validly issued and fully paid and nonassessable, free of all liens and charges and not subject to any preemptive rights.

    MANDATORY CONVERSION

    At any time on or after February 15, 2004 we may at our option cause the PIERS, in whole or from time to time in part, to be automatically converted into that number of fully paid and nonassessable shares of our common stock for each PIERS equal to $25.00 (the liquidation preference per PIERS) divided by the then prevailing conversion price. We may exercise our conversion right only if the closing price of our common stock equals or exceeds 120% of the then prevailing conversion price for at least 20 trading days in any consecutive 30-day trading period, including the last trading day of such 30-day period, ending on the trading day prior to the issuance of the press release announcing the mandatory conversion referred to below.

    To exercise this mandatory conversion, we will issue a press release announcing such a mandatory conversion prior to the opening of business on the first trading day following any date on which the conditions described in the preceding paragraph are met. We will give notice of the mandatory conversion by mail or by publication (with subsequent prompt notice by mail) to the holders of the PIERS not more than four business days after the date of the press release announcing our intention to convert the PIERS. The conversion date will be a date selected by us not less than 30 nor more than 60 days after the date on which we issue such press release.

    In addition to any information required by applicable law or regulation, notice of a mandatory conversion shall state, as appropriate, (i) the PIERS conversion date, (ii) the number of shares of common stock to be issued upon conversion of each share of PIERS, (iii) the number of PIERS to be converted (and, if fewer than all of the PIERS are to be converted the number of PIERS to be converted from such holder), (iv) the place(s) where the PIERS are to be surrendered for delivery of shares of common stock and (v) that dividends on the Convertible Preferred Stock represented by the PIERS to be converted will cease to accrue on the date of such conversion (a "Mandatory Conversion Date").

    On and after the Mandatory Conversion Date, dividends will cease to accrue on Convertible Preferred Stock underlying the PIERS and all rights of holders of such PIERS will terminate except for the right to receive the shares of our common stock issuable upon conversion thereof. The dividend payment with respect to the Convertible Preferred Stock underlying the share of PIERS called for a mandatory conversion on a date during the period from the close of business on any record date for the payment of dividends to the close of business on the business day immediately following the corresponding dividend payment date will be payable on such dividend payment date to the record holder of such share on such record date if such share has been converted after such record date and prior to such dividend payment date. Except as provided in the immediately preceding sentence with respect to a mandatory conversion, no payment or adjustment will be made upon conversion of PIERS for accumulated and unpaid dividends or for dividends with respect to the common stock issued upon such conversion.

    We may not authorize or make any mandatory conversion unless, prior to giving the conversion notice, all accumulated and unpaid dividends on the PIERS for periods ended prior to the date of such conversion notice shall have been paid in cash or common stock. In the event of partial mandatory conversions of the PIERS, the shares to be converted will be determined pro rata or by lot, as determined by us, PROVIDED that we may convert all shares held by holders of fewer than 100 PIERS (or by holders that would hold fewer than 100 PIERS following such conversion) prior to our conversion of other PIERS.

ADJUSTMENTS TO THE CONVERSION PRICE

    The conversion price will be subject to adjustment from time to time as follows:

        (1) STOCK SPLITS AND COMBINATIONS. In case we, at any time or from time to time after the issuance date of the PIERS (a) pay a dividend in shares of our common stock to holders of our common stock, (b) make a distribution in shares of our common stock to holders of our common stock,
    (c) subdivide or split the outstanding shares of our common stock,
    (d) combine or reclassify the outstanding shares of our common stock into a smaller number of shares or (e) issue by reclassification of the shares of our common stock any shares of our capital stock, then the conversion price in effect immediately prior to that event or the record date for that event, whichever is earlier, will be adjusted so that the holder of any PIERS thereafter surrendered for conversion will be entitled to receive the number of shares of our common stock or of our other securities which the holder would have owned or have been entitled to receive after the occurrence of any of the events described above, had those PIERS been surrendered for conversion immediately before the occurrence of that event or the record date for that event, whichever is earlier.

        (2) ISSUANCE OF RIGHTS OR WARRANTS. For purposes of this paragraph and paragraph (3), "current market price" means the average of the daily closing prices for the five consecutive trading days selected by our board of directors beginning not more than 20 trading days before, and ending not later than the later of (a) the date of the applicable event described in this paragraph and (b) the date immediately preceding the record date fixed in connection with that event. In case we issue to all holders of our common stock rights or warrants expiring within 45 days entitling those holders to subscribe for or purchase our common stock at a price per share less than the current market price, the conversion price in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive those rights or warrants will be reduced by multiplying the conversion price by a fraction, the numerator of which is the sum of the number of shares of our common stock outstanding at the close of business on that record date and the number of shares of common stock that the aggregate offering price of the total number of shares of our common stock so offered for subscription or purchase would purchase at the current market price and the denominator of which is the sum of the number of shares of common stock outstanding at the close of business on that record date and the number of additional shares of our common stock so offered for subscription or purchase. For purposes of this paragraph (2), the issuance of rights or warrants to subscribe for or purchase securities convertible into shares of our common stock will be deemed to be the issuance of rights or warrants to purchase shares of our common stock into which those securities are convertible at an aggregate offering price equal to the sum of the aggregate offering price of those securities and the minimum aggregate amount, if any, payable upon conversion of those securities into shares of our common stock. This adjustment will be made successively whenever any such event occurs.

        (3) DISTRIBUTION OF INDEBTEDNESS, SECURITIES OR ASSETS. In case we distribute to all holders of our common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets, other than common stock, rights or warrants referred to in paragraph (2) above or a dividend payable exclusively in cash and other than as a result of a fundamental change described in paragraph (4) below, the conversion price in effect immediately before the close of business on the record date fixed for determination of shareholders entitled to receive that distribution will be reduced by multiplying the conversion price by a fraction, the numerator of which is the current market price on that record date less the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of common stock and the denominator of which is the current market price. This adjustment will be made successively whenever any such event occurs.

        In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a "spin-off," the adjustment to the conversion price under this paragraph (3) will occur at the earlier of (i) 20 trading days after the effective date of the spin-off and (ii) the initial public offering of securities pertaining to the subsidiary or other business unit to which the spin-off relates, if that initial public offering is effected simultaneously with the spin-off.

        For purposes of a spin-off, the "fair market value" of the securities to be distributed to holders of our common stock means the average of the daily closing prices of those securities for the five consecutive trading days selected by our board of directors beginning on the first day of trading of those securities after the effectiveness of the spin-off and ending not later than 20 trading days after effectiveness of the spin-off. Also, for purposes of a spin-off, the "current market price" of our common stock means the average of the daily closing prices of our common stock for the same five consecutive trading days in determining the fair market value of the securities being distributed in the spin-off.

        If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the "fair market value" of the securities being distributed in the spin-off means the initial public offering price, while the "current market price" of our common stock means the closing price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

        (4) FUNDAMENTAL CHANGES. For purposes of this paragraph (4), "fundamental change" means any transaction or event, including any merger, consolidation, sale of assets, tender or exchange offer, reclassification, compulsory share exchange or liquidation, in which all or substantially all outstanding shares of our common stock are converted into or exchanged for stock, other securities, cash or assets. If a fundamental change occurs, the holder of each PIERS outstanding immediately before that fundamental change occurred, will have the right upon any subsequent conversion to receive, but only out of legally available funds, to the extent required by applicable law, the kind and amount of stock, other securities, cash and assets that holder would have received if that share had been converted immediately prior to the fundamental change.

        We will not, however, be required to give effect to any adjustment in the conversion price unless and until the net effect of one or more adjustments, each of which will be carried forward until counted toward adjustment, will have resulted in a change of the conversion price by at least 1%, and when the cumulative net effect of more than one adjustment so determined will be to change the conversion price by at least 1%, that change in the conversion price will be given effect. In the event that, at any time as a result of the provisions of this section, the holder of PIERS upon subsequent conversion become entitled to receive any shares of our capital stock other than common stock, the number of those other shares so receivable upon conversion of the PIERS will thereafter be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions contained in this section.

        There will be no adjustment to the conversion price in case of the issuance of any shares of our stock in a merger, reorganization, acquisition, reclassification, recapitalization or other similar transaction except as provided in this section.

        In any case in which this section requires that an adjustment as a result of any event becomes effective from and after a record date, we may elect to defer until after the occurrence of that event (a) issuing to the holder of any shares of PIERS converted after that record date and before the occurrence of that event the additional shares of common stock issuable upon that conversion over and above the shares issuable on the basis of the conversion price in effect immediately before adjustment and (b) paying to that holder any amount in cash in lieu of a fractional share of common stock.

        If we take a record of the holders of our common stock for the purpose of entitling them to receive a dividend or other distribution, and after this, and before the distribution to our shareholders, legally abandon our plan to pay or deliver that dividend or distribution, then no adjustment in the number of shares of our common stock issuable upon conversion of PIERS or in the conversion price then in effect will be required by reason of the taking of that record.

        Our board of directors will have the power to resolve any ambiguity or correct any error in this section, and its action in so doing will be final and conclusive.

CHANGE IN CONTROL PUT RIGHT

    For purposes of this section, "Change in Control" of Six Flags means the occurrence of any of the following:

    - the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Six Flags and its Subsidiaries, taken as a whole, to any "person" (as such term is used in Section 13(d)(3) of the Exchange Act);

    - the adoption of a plan relating to the liquidation or dissolution of Six Flags;

    - the first day on which a majority of the members of the board of directors of Six Flags are not Continuing Directors; or

    - the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" becomes the "beneficial owner" (as such terms are defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 35% of the Voting Stock of Six Flags.

    If a Change in Control occurs, each holder of PIERS will have the right to require us to purchase all or any part of that holder's PIERS at a purchase price equal to 100% of the liquidation preference of those PIERS, plus all accumulated and unpaid dividends on those PIERS to the date of purchase. Within 30 days following any Change in Control, we will mail a notice to each holder describing the Change in Control and offer to purchase that holder's PIERS on the date specified in that notice, which date will be no earlier than 30 days and no later than 60 days from the date the notice is mailed. In connection with a Change in Control, we will have the option to pay for PIERS that have been tendered in shares of our common stock valued at 95% of the volume-weighted daily trading price for our common stock over the 10-day trading period ending one trading day prior to the date of purchase; otherwise we will pay for tendered PIERS in cash.

    We will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent those laws and regulations are applicable in connection with the purchase of PIERS as a result of a Change in Control. To the extent that the provisions of any securities laws or regulations conflict with any of the provisions of this section, we will comply with the applicable securities laws and regulations and will be deemed not to have breached our obligations under this section.

    On the date scheduled for payment of the PIERS, the Depositary will, to the extent lawful, accept for payment all PIERS properly tendered. The Depositary will promptly mail or deliver to each holder of shares of PIERS so tendered the applicable payment for those PIERS, and the Depositary will promptly countersign and mail or deliver, or cause to be transferred, to each holder new PIERS equal in liquidation preference to any unpurchased portion of the PIERS surrendered, if any. We will publicly announce the results of our offer on or as soon as practicable after the payment date for the purchase of the PIERS in connection with a Change in Control.

    The right of the holders of PIERS described in this section will be subject to the obligation of Six Flags to:

    - repay its debt obligations in full under its corporate credit facility;
      and

    - repay all of its own and its subsidiaries indebtedness that is tendered for redemption or required to be repaid and outstanding shares of senior stock that have been tendered for purchase in connection with a Change in Control.

    In addition, the right of the holders of PIERS described in this section will be subject to the repurchase or repayment of our future indebtedness, which we are required to repurchase or repay in connection with a Change in Control and our compliance with the restricted payments covenants in our indentures.

    When we have satisfied these obligations then, subject to the legal availability of funds for this purpose, we will purchase all shares tendered upon a Change in Control .

FRACTIONAL SHARES

    No fractional shares of common stock will be delivered by the Depositary upon conversion of the PIERS, upon repurchase of the PIERS pursuant to a Change in Control or in connection with the payment of dividends. In lieu of any fractional shares otherwise deliverable in respect of the aggregate number of PIERS of any holder, such holder will be entitled to receive an amount in cash equal to the same fraction of the closing price of the common stock (a) as of the fifth trading day immediately preceding the Mandatory Conversion Date, in the case of mandatory conversion or the dividend payment date in the case of dividends paid in common stock, or (b) as of the second trading day immediately preceding the effective date of conversion, in the case of an optional conversion by a holder or the date of purchase in the case of a Change in Control. If more than one PIERS is surrendered for conversion or tendered for purchase at one time by or for the same holder, the number of shares of common stock issuable upon conversion thereof or upon purchase will be computed on a basis of the aggregate number of PIERS so converted or tendered. If more than one PIERS is held by a holder for purposes of determining the amount of dividends such holder is entitled to receive, the number of shares of common stock issuable as such dividend will be computed on a basis of the aggregate number of PIERS so held.

    On the Mandatory Conversion Date or the date we purchase any PIERS upon a Change in Control, the fractional share of common stock that any holder of PIERS would otherwise be entitled to receive shall be determined by adding all the fractional shares such holder would otherwise be entitled to receive on the mandatory conversion or purchase of all PIERS held by such holder and on the payment of the regular quarterly dividend on all PIERS held by such holder. On that date, the Company may, at its option, deliver any resulting whole number of shares in shares of common stock and the resulting fraction in cash.

    In the event that (i) mandatory conversion of the PIERS, (ii) optional conversions of PIERS, (iii) the purchase of PIERS upon a Change in Control,
(iv) the Depositary's delivery of shares of common stock as dividends to the holders of PIERS or (v) any combination of the foregoing, results in more than one holder of PIERS being entitled to cash in lieu of a fractional share on the related date of conversion or dividend payment, as applicable, the Company will deliver to the Depositary for distribution to the holders of the PIERS cash in an amount equal to the total amount of cash to which all holders of PIERS are entitled in lieu of fractional shares on such date.

    If payment in cash in lieu of fractional shares of common stock in accordance with the preceding three paragraphs would result in our failure to be in compliance with any debt instrument to which we are a party, we will be entitled to deliver a whole share of common stock in lieu of cash to holders of PIERS entitled to fractional shares of common stock (beginning with the holders entitled to the largest fractional shares) until delivery of cash in lieu of fractional shares of common stock to the remaining holders of PIERS would no longer result in our failure to be in compliance with such debt instrument.

REACQUIRED SHARES

    Convertible Preferred Stock represented by shares of PIERS issued and reacquired will, upon compliance with the applicable requirements of law, have the status of authorized but unissued shares of our preferred stock undesignated as to series and may with any and all other authorized but unissued shares of our preferred stock be designated or redesignated and issued, as part of any series of our preferred stock.

TRANSFER AGENT, REGISTRAR AND DIVIDEND DISBURSING AGENT

    The Bank of New York will act as transfer agent and registrar for, and paying agent for the payment of dividends on, the PIERS and shares of Convertible Preferred Stock.

BOOK-ENTRY ISSUANCE

    The shares of Convertible Preferred Stock will be issued as one or more global certificates registered in the name of The Depository Trust Company ("DTC") or its nominee. The custodian for the Convertible Preferred Stock will be DTC.

CERTAIN DEFINITIONS

    "CAPITAL STOCK" means:

        (i) in the case of a corporation, corporate stock;

        (ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

        (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

        (iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CONTINUING DIRECTORS" means, as of any date of determination, any member of the board of directors of Six Flags who: (i) was a member of such board of directors on April 1, 1998 or June 30, 1999; or (ii) was nominated for election or elected to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination or election.

    "DISQUALIFIED STOCK" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable, in each case, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which Six Flags is obligated to redeem the PIERS as set forth under the caption "--Redemption at Maturity;" PROVIDED, HOWEVER, that any

Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require Six Flags to repurchase such Capital Stock upon the occurrence of a Change in Control or a sale of assets shall not constitute Disqualified Stock if the terms of such Capital Stock provide that Six Flags may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the provisions described above under the caption "--Dividends."

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "PERSON" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

                     DESCRIPTION OF DEPOSITARY ARRANGEMENTS

    THE FOLLOWING SUMMARY OF THE TERMS AND PROVISIONS OF THE DEPOSITARY ARRANGEMENTS FOR THE PIERS DOES NOT PURPORT TO BE COMPLETE AND IS SUBJECT TO, AND QUALIFIED IN ITS ENTIRETY BY, THE DEPOSIT AGREEMENT, AS DEFINED BELOW (WHICH CONTAINS THE FORM OF THE DEPOSITARY RECEIPT).

    Each PIERS represents one one-hundredth of a share of Convertible Preferred Stock deposited under a Deposit Agreement dated as of January 23, 2001 (the "Deposit Agreement"), among us, The Bank of New York, as depositary (the "Depositary"), and the holders from time to time of Depositary Receipts executed and delivered thereunder. Subject to the terms of the Deposit Agreement, each owner of a PIERS is entitled, proportionately, to all the rights, preferences and privileges of the shares of Convertible Preferred Stock represented thereby (including dividend, conversion, voting and liquidation rights), and, subject to all of the limitations of the shares of Convertible Preferred Stock represented thereby, contained in the Certificate of Designation and summarized under "Description of PIERS." The corporate trust office of The Bank of New York is located at 101 Barclay Street, New York, NY 10286.

    The PIERS are evidenced by Depositary Receipts. Copies of the Deposit Agreement, the form of which will be filed with the Commission, are available for inspection at the office of the Depositary listed above.

EXECUTION AND DELIVERY OF DEPOSITARY RECEIPTS

    We will deposit the shares of Convertible Preferred Stock represented by the PIERS being offered hereby with the Depositary, in exchange for Depositary Receipts, which we will deliver to the underwriters of the PIERS upon consummation of the PIERS offering. The Deposit Agreement does not provide for the deposit of shares of Convertible Preferred Stock and the withdrawal of Depositary Receipts by any party other than us.

WITHDRAWAL OF CONVERTIBLE PREFERRED STOCK

    Upon surrender of the Depositary Receipts at the corporate trust office of the Depositary, the owner of the PIERS evidenced thereby is entitled to delivery at such office of certificates evidencing the number of shares of Convertible Preferred Stock (but only in whole shares of Convertible Preferred Stock) represented by such PIERS. If the Depositary Receipts delivered by the holder evidence a number of PIERS in excess of the number of PIERS representing the number of shares of Convertible Preferred Stock to be withdrawn, the Depositary will at the same time deliver to such holder a new Depositary Receipt or Receipts evidencing such excess number of PIERS. We do not expect that there will be any public trading market for the shares of Convertible Preferred Stock except as represented by the PIERS.

CONVERSION PROVISIONS

    MANDATORY CONVERSION. As described under "Description of PIERS--Mandatory Conversion," the PIERS are subject to mandatory conversion into shares of common stock on the Mandatory Conversion Date.

    CONVERSION AT THE OPTION OF THE HOLDER. As described under "Description of PIERS--Optional Conversion," the PIERS may be converted, in whole or in part, into shares of common stock at the option of the holder at any time prior to August 15, 2009. To effect such an optional conversion, a holder of PIERS must deliver Depositary Receipts evidencing the PIERS to be converted, together with a written notice of conversion and a proper assignment of the Depositary Receipts to us or in blank (and, if such conversion is to occur after the close of business on a record date for any payment of declared dividends and before the opening of business on the next succeeding dividend payment date, payment in cash or shares of common stock, as the case may be, in an amount equal to the dividend payable on such date), to the Depositary or its agent. A holder who delivers Depositary Receipts evidencing the PIERS to the Depositary on a record date for any payment of declared dividends for conversion on the succeeding dividend payment date will not be required to include payment of the dividend payable on such date upon delivery of such Depositary Receipts. Each optional conversion of PIERS shall be deemed to have been effected immediately prior to the close of business on the date of which the foregoing requirements shall have been satisfied. The conversion shall be at the conversion price in effect at such time and on such date.

    If only a portion of the PIERS evidenced by a Depositary Receipt is to be converted, a new Depositary Receipt or Receipts will be issued for any PIERS not converted. No fractional shares of common stock will be issued to any holder upon mandatory or optional conversion of its PIERS.

    After the date fixed for conversion, the PIERS so converted will no longer be deemed to be outstanding and all rights of the holders of such PIERS will cease, except the right to receive the common stock and amounts payable on such conversion and any money or other property to which the holders of such PIERS are entitled upon such conversion, in each case, upon surrender to the Depositary of the Depositary Receipt or Receipts evidencing such PIERS.

DIVIDENDS AND OTHER DISTRIBUTIONS

    The Depositary will distribute all cash dividends or other cash distributions (other than cash dividends or cash distributions paid by us to the Depositary in lieu of fractional shares) and all dividends or other distributions paid by us in shares of common stock (other than payments of whole shares of common stock in lieu of fractional shares pursuant to the final paragraph under "Description of PIERS--Fractional Shares") in respect of the Convertible Preferred Stock to the record holders of Depositary Receipts in proportion, insofar as practicable, to the number of PIERS owned by such holders. The Depositary will distribute whole shares of common stock paid by us to it on the Mandatory Conversion Date in lieu of cash payments for fractional shares otherwise payable by us on the Convertible Preferred Stock to holders of PIERS entitled to such fractional shares, beginning with the holders entitled to the largest fractional shares.

    The Depositary will distribute cash dividends or other cash distributions received by it from us in lieu of fractional shares to a record holder of Depositary Receipts on the basis of such holder's aggregate record holdings of Depositary Receipts. The Depositary will, in any such event, deliver an amount in cash to such record holder as set forth in "Description of PIERS--Fractional Shares."

    In the event of a distribution other than cash or common stock in respect of the shares of Convertible Preferred Stock, the Depositary will distribute property received by it to the record holders of Depositary Receipts in proportion, insofar as practicable, to the number of PIERS owned by such holders, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with our approval, adopt such method as it deems equitable and practicable for the purpose of effecting such distribution, including sale (at public or private sale) of such property and distribution of the net proceeds from such sale to the holders of the PIERS.

    The amount distributed in any of the foregoing cases will be reduced by any amount required to be withheld by us or the Depositary on account of taxes.

RECORD DATE

    Whenever (i) any cash dividend or other cash distribution or any dividend to be paid by us in shares of common stock shall become payable, any distribution other than cash shall be made, or any rights, preferences or privileges shall be offered with respect to the shares of Convertible Preferred Stock, or (ii) the Depositary shall receive notice of any meeting at which holders of shares of

Convertible Preferred Stock are entitled to notice, the Depositary shall in each such instance fix a record date (which shall be the same date as the record date for the shares of Convertible Preferred Stock) for the determination of the holders of Depositary Receipts (x) who shall be entitled to receive such dividend, distribution, rights, preferences or privileges or the net proceeds of the sale thereof or (y) who shall be entitled to give instructions for the exercise of voting rights at any such meeting or to receive notice of such meeting.

VOTING OF CONVERTIBLE PREFERRED STOCK

    Upon receipt of notice of any meeting at which holders of shares of Convertible Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of Depositary Receipts. Each record holder of Depositary Receipts on the record date (which will be the same date as the record date for the shares of Convertible Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Convertible Preferred Stock represented by such holder's PIERS. The Depositary will endeavor, insofar as practicable, to vote the number of shares of Convertible Preferred Stock represented by such PIERS in accordance with such instructions, and we have agreed to take all reasonable action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Convertible Preferred Stock to the extent it does not receive specific written instructions from the holders of Depositary Receipts.

AMENDMENT OF DEPOSIT AGREEMENT

    The form of Depositary Receipts and any provision of the Deposit Agreement may at any time be amended by agreement between us and the Depositary. However, any amendment that imposes any fees, taxes or other charges payable by holders of Depositary Receipts (other than taxes and other governmental charges, fees and other expenses payable by such holders as stated under "Charges of Depositary"), or that otherwise prejudices any substantial existing right of holders of Depositary Receipts, will not take effect as to outstanding Depositary Receipts until the expiration of 90 days after notice of such amendment has been mailed to the record holders of outstanding Depositary Receipts. Every holder of Depositary Receipts at the time any such amendment becomes effective shall be deemed to consent and agree to such amendment and to be bound by the Deposit Agreement, as so amended. In no event may any amendment impair the right of any owner of PIERS, subject to the conditions specified in the Deposit Agreement, upon surrender of the Depositary Receipts evidencing such PIERS to receive shares of Convertible Preferred Stock or, upon conversion of the shares of Convertible Preferred Stock represented by PIERS, to receive shares of common stock, and in each case any money or other property represented thereby, except in order to comply with mandatory provisions of applicable law.

    The Depositary may resign or be removed by us. Such resignation or removal will only become effective upon the appointment of a qualified successor depositary which expressly assumes the obligations of the Depositary under the Deposit Agreement.

CHARGES OF DEPOSITARY

    We will pay all charges of the Depositary including charges in connection with

    - the initial deposit of the shares of Convertible Preferred Stock;

    - the initial execution and delivery of the Depositary Receipts;

    - the distribution of information to the holders of Depositary Receipts with respect to matters on which shares of Convertible Preferred Stock are entitled to vote;

    - withdrawals of the shares of Convertible Preferred Stock by the holders of Depositary Receipts; and

    - conversions of the shares of Convertible Preferred Stock.

    We will not pay taxes (including transfer taxes, if any) and other governmental charges and such other charges as are provided in the Deposit Agreement to be at the expense of holders of Depositary Receipts or persons depositing shares of Convertible Preferred Stock.

GENERAL

    The Depositary will make available for inspection by holders of Depositary Receipts at its corporate office all reports and communications from us that are delivered to the Depositary and made generally available to the holders of the shares of Convertible Preferred Stock.

    Neither we nor the Depositary will be liable if the Depositary is prevented or delayed by law or any circumstance beyond its control from or in performing its obligations under the Deposit Agreement.

                          DESCRIPTION OF INDEBTEDNESS

SIX FLAGS CREDIT FACILITY

    Borrowings under the Six Flags Theme Parks credit facility (the "Six Flags Credit Facility"), which was entered into in November 1999, are secured by substantially all of the assets of Six Flags Operations and its domestic subsidiaries, and are guaranteed by such subsidiaries. The Six Flags Credit Facility has an aggregate availability of $1.2 billion consisting of:

    - a five-year $300 million revolving credit facility for working capital and general corporate purposes (the "Revolving Credit Facility"), of which $90.0 million was outstanding at December 31, 2000;

    - a five and one half year $300 million multicurrency reducing revolving credit facility ("Multicurrency Facility") of which $291.0 million was outstanding at December 31, 2000; and

    - a six-year $600.0 million term loan facility (the "Term Loan Facility") of which $600.0 million was outstanding at December 31, 2000.

The interest rate on borrowings under the Six Flags Credit Facility can be fixed at our option for periods ranging from one to six months. The interest rate is based upon specified levels in excess of the applicable base rate or LIBOR. At December 31, 2000, the weighted average interest rate on the borrowings was 9.6%. The Revolving Credit Facility must be repaid in full for 30 consecutive days during each year and such facility terminates on November 4, 2004. The Multicurrency Facility, which permits optional prepayments and reborrowings, requires quarterly mandatory reductions in the initial commitment (together with repayments, to the extent that the outstanding borrowings thereunder would exceed such reduced commitment) of 2.5% of the committed amount thereof commencing on December 31, 2001, 5.0% commencing on December 31, 2002, 7.5% commencing on December 31, 2003 and 20.0% commencing on December 31, 2004 and such facility terminates on May 4, 2005. The Term Loan Facility requires quarterly repayments of 0.25% of the outstanding amount thereof commencing on December 31, 2001 and 24.25% commencing on December 31, 2004. Mandatory prepayments and commitment reductions are required to be made to the facilities upon the occurrence of certain events.

SIX FLAGS 10% SENIOR DISCOUNT NOTES DUE 2008

    The Six Flags 10% Senior Discount Notes due 2008 (the "Discount Notes") are senior obligations of Six Flags in an aggregate principal amount at maturity of $410.0 million. The Discount Notes will mature on April 1, 2008. The Discount Notes accrete in value until April 1, 2003 at which time the accreted value will equal 100% of their principal amount. The Discount Notes bear cash interest at the rate of 10% per annum, commencing April 1, 2003, and are not guaranteed by our subsidiaries.

    Approximately $75.0 million of net proceeds from the sale of the Discount Notes was deposited with the trustee to provide a fund until April 1, 2003 to satisfy certain obligations relating to the Partnership Parks and to pay cash dividends on our outstanding 7 1/2% Mandatorily Convertible Preferred Stock.

SIX FLAGS 9 3/4% SENIOR NOTES DUE 2007

    The Six Flags 9 3/4% Senior Notes due 2007 (the "1999 Senior Notes") are senior obligations of Six Flags, in the aggregate principal amount of $430.0 million. The 1999 Senior Notes mature on June 15, 2007. The 1999 Senior Notes bear interest at the rate of 9 3/4% per annum and are not guaranteed by our subsidiaries.

SIX FLAGS 9 1/4% SENIOR NOTES DUE 2006

    The Six Flags 9 1/4% Senior Notes due 2006, (the "1998 Senior Notes") are senior obligations of Six Flags, in the aggregate principal amount of $280.0 million, of which $70.7 million was used to capitalize a three-year overfund account with respect to the 1998 Senior Notes. The 1998 Senior Notes mature on April 1, 2006. The 1998 Senior Notes bear interest at the rate 9 1/4% per annum and are not guaranteed by our subsidiaries.

SIX FLAGS OPERATIONS 9 3/4% SENIOR NOTES DUE 2007

    The Six Flags Operations 9 3/4% Senior Notes due 2007, (the "1997 Notes") are senior, unsecured obligations of Six Flags Operations, in the aggregate principal amount $125.0 million. The 1997 Notes mature on January 15, 2007. The 1997 Notes are guaranteed on a senior, unsecured basis by the principal domestic operating subsidiaries of Six Flags Operations.

SIX FLAGS OPERATIONS 8 7/8% SENIOR NOTES DUE 2006

    The Six Flags Operations 8 7/8% Senior Notes due 2006, (the "1998 Notes"), are senior, unsecured obligations of Six Flags Operations, in the aggregate principal amount of $170.0 million. The 1998 Notes mature on April 1, 2006. The 1998 Notes bear interest at the rate of 8 7/8% per annum and are guaranteed by Six Flags on a fully subordinated basis but are not guaranteed by any of our subsidiaries.

            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    The following discussion summarizes material U.S. Federal income tax consequences to U.S. holders (as defined below) of the purchase, ownership, and disposition of the shares of PIERS representing interests in Convertible Preferred Stock and any common stock received upon its conversion. References in this section to PIERS include the Convertible Preferred Stock represented by such PIERS, and references to Convertible Preferred Stock shall include both the Convertible Preferred Stock and the PIERS. Persons that are not U.S. holders are subject to special U.S. Federal income tax considerations, only some of which are discussed below.

    This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed Treasury Regulations promulgated thereunder, and administrative pronouncements and rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of U.S. Federal income taxation that may be relevant to an investor's decision to purchase the PIERS, nor any tax consequences arising under the laws of any state, local or foreign jurisdiction. This summary is not intended to be applicable to special categories of investors, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons other than U.S. holders (except to the extent specifically set forth below), persons that hold the PIERS or who will hold the common stock as part of a straddle or conversion transaction, and holders subject to the alternative minimum tax. In addition, this discussion is limited to persons who are the beneficial owners of the PIERS and will be the beneficial owners of the common stock and who hold the PIERS and who will hold the common stock as "capital assets" within the meaning of Section 1221 of the Code. All prospective purchasers of the PIERS are advised to consult their own tax advisors regarding the Federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the PIERS or common stock.

    As used in this section, a "U.S. holder" means (a) an individual that is a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to U.S. Federal income taxation regardless of its source, or
(d) a trust if (i) a U.S. court is able to exercise primary supervision over the administration of the trust and (ii) one or more U.S. persons have the authority to control all substantial decisions of the trust. A "Non-U.S. holder" is defined below. If a partnership holds the PIERS or common stock issued upon conversion, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. This discussion does not discuss the tax treatment of persons who are partners of a partnership or other pass-through entity that purchases, owns or disposes of PIERS, and such persons should consult their tax advisor as to the tax consequences of purchase, ownership and disposition of PIERS or common stock through a partnership or other pass-through entity.

TREATMENT OF PIERS

    Holders of PIERS will be treated for U.S. Federal income tax purposes as owners of the Convertible Preferred Stock represented by PIERS. Accordingly, the tax treatment of the holders of PIERS will be the same as the tax treatment of the holders of the Convertible Preferred Stock as described below.

    Upon withdrawal of shares of Convertible Preferred Stock in exchange for Depository Receipts evidencing the ownership of PIERS as provided in the Deposit Agreement, (i) no gain or loss will be recognized by an exchanging holder,
(ii) the tax basis of the shares of Convertible Preferred Stock to an exchanging holder will be the same as the tax basis of the PIERS exchanged therefor, and
(iii) the holding period of the shares of Convertible Preferred Stock to the exchanging holder will include the period during which such holder held the PIERS exchanged therefor.

U.S. TAX CONSIDERATIONS FOR U.S. HOLDERS

DISTRIBUTIONS

    The amount of any distribution with respect to the Convertible Preferred Stock or common stock will be treated as a dividend, taxable as ordinary income to the holder, to the extent of current or accumulated earnings and profits as determined under U.S. Federal income tax principles. We do not presently have current or accumulated earnings and profits as determined under U.S. Federal income tax principles. Distributions in excess of current and accumulated earnings and profits are applied against and reduce the holder's tax basis in the Convertible Preferred Stock or common stock, as the case may be. Amounts in excess of the holder's tax basis are treated as capital gain.

    If we pay a distribution with respect to the Convertible Preferred Stock in the form of common stock, such distribution will be taxable in the same manner as distributions described in the preceding paragraph. The amount of such distribution will equal the fair market value of the common stock distributed to a holder on the distribution date. A holder's tax basis in common stock so received will equal the fair market value of such common stock on the distribution date, and such holder's holding period for such common stock will commence on the day following the distribution date.

    The tax treatment of dividends with respect to the Convertible Preferred Stock that accrue but are not paid ("Accrued Dividends") is not free from doubt. Under certain circumstances a holder of Convertible Preferred Stock would be required to take Accrued Dividends into account as constructive distributions at the time they accrue, rather than at the time they are paid. We intend to take the position that any Accrued Dividends on the Convertible Preferred Stock need not be treated as received by a holder until such Accrued Dividends are actually paid to such holder and we will report to the Internal Revenue Service on that basis.

DIVIDENDS TO CORPORATE SHAREHOLDERS

    As discussed above, the amount of any distribution made with respect to the Convertible Preferred Stock or common stock, as the case may be, generally will be treated as a dividend to the extent of our current or accumulated earnings and profits. Although dividends made to a corporate shareholder with respect to our Convertible Preferred Stock or common stock would generally qualify for the 70% dividends-received-deduction under the Code, we do not presently have any current or accumulated earnings and profits, and no assurance can be given that we will have sufficient earnings and profits in the future that would enable a corporate shareholder to claim a dividends-received-deduction with respect to distributions made on the Convertible Preferred Stock or common stock, as applicable. Dividend income that is not subject to regular U.S. Federal income tax as a consequence of the dividends-received deduction may be subject to U.S. Federal alternative minimum tax. There are many exceptions and restrictions relating to the availability of the dividends-received deduction. Consequently, corporate shareholders should consult their own tax advisors regarding the extent, if any, to which the dividends-received deduction will be available to them if we have current earnings and profits in future periods.

    Under certain circumstances, a corporation that receives an "extraordinary dividend," as defined in Section 1059(c) of the Code, is required to reduce its stock basis by the non-taxed portion of such dividend. Generally, quarterly dividends that are not in arrears and that are paid to an original holder of the shares of Convertible Preferred Stock will not constitute extraordinary dividends under Section 1059(c) of the Code.

SALE, EXCHANGE OR OTHER DISPOSITION

    Upon a sale, exchange or other disposition of the Convertible Preferred Stock (other than a conversion of the Convertible Preferred Stock into common stock) or of common stock that was received either upon conversion of such Convertible Preferred Stock or as a dividend distribution, and subject to the discussion below regarding redemption of the Convertible Preferred Stock or of common stock, a holder will generally recognize capital gain (or loss) to the extent that the proceeds of such disposition (not including any proceeds attributable to any declared but unpaid dividends which will be taxable as such to a holder of record who has not previously included such dividends in income), net of any reasonable costs of the disposition, exceed (or are exceeded by) the holder's adjusted tax basis in the Convertible Preferred Stock or the common stock. This gain or loss will be long-term gain or loss if the holder's holding period for the Convertible Preferred Stock or common stock is more than one year.

    The federal income tax treatment of a redemption to a holder of the Convertible Preferred Stock or common stock will depend on the particular facts relating to such holder at the time of the redemption. If the redemption of such stock (i) is "not essentially equivalent to a dividend" with respect to the holder, (ii) is "substantially disproportionate" with respect to the holder (defined generally as a greater than 20% reduction in a holder's voting stock interest in a corporation), or (iii) results in a "complete termination" of all of such holder's equity interest in the corporation, then the receipt of cash or property (other than our common stock) by such holder will be treated as an exchange on which gain or loss will be recognized. Such exchange will be taxed in the same manner as a sale or exchange of the Convertible Preferred Stock or common stock discussed above. In applying these tests, certain constructive ownership rules apply to determine stock ownership.

    If none of the above tests giving rise to exchange treatment is satisfied in respect of a redemption of the Convertible Preferred Stock or common stock, as the case may be, the holder will be treated as having received a taxable distribution with respect to such stock. The amount of such distribution generally will be equal to the amount of cash and the fair market value of property received in the redemption (other than our common stock), and will be treated first as a taxable dividend to the extent of our current and accumulated earnings and profits, if any, and then as a tax-free return of capital to the extent of the holder's tax basis in the stock redeemed, with any excess treated as capital gain from the sale or exchange of such stock.

CONVERSION OF THE CONVERTIBLE PREFERRED STOCK FOR COMMON STOCK

    A holder of the Convertible Preferred Stock will generally not recognize gain or loss by reason of receiving common stock in exchange for the Convertible Preferred Stock upon the conversion of the Convertible Preferred Stock (including upon redemption of the Convertible Preferred Stock in exchange for our common stock). The receipt, however, of cash or common stock in payment of accrued and unpaid dividends would be treated as a distribution as described above under "--Distributions." In addition, a holder who receives cash in lieu of a fractional share of common stock will be treated as having received the fractional share and exchanged it for cash in a transaction subject to Section 302 of the Code. This exchange should result in capital gain of loss measured by the difference between the cash received for the fractional share and the holder's basis in the fractional share.

    Generally, a holder's tax basis in the common stock received upon conversion of shares of Convertible Preferred Stock, other than shares of common stock taxed upon receipt, will be equal to the tax basis of the shares of the Convertible Preferred Stock exchanged therefor (exclusive of any basis allocable to a fractional share interest), and the holding period of common stock received upon the conversion will include the holding period of the shares of the Convertible Preferred Stock exchanged therefor.

ADJUSTMENT OF CONVERSION PRICE

    Certain adjustments (or failure to make adjustments) to the conversion price of the Convertible Preferred Stock may, in certain circumstances, result in constructive distributions taxable as dividends to the holders of the Convertible Preferred Stock to the extent of current and accumulated earnings and profits, if any. Any such dividends may constitute (and cause other dividends to constitute) "extraordinary dividends" to corporate holders as described above. However, adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Convertible Preferred Stock will generally not be considered to result in a constructive distribution of stock.

CONVERSION OF CONVERTIBLE PREFERRED STOCK AFTER DIVIDEND RECORD DATE

    If a holder of shares of Convertible Preferred Stock exercises the holder's right to convert the shares of Convertible Preferred Stock into shares of common stock after a dividend record date but before payment of the dividend, then, upon conversion, the holder generally will be required to pay to us in cash or stock or both (as the case may be) an amount equal to the portion of such dividend attributable to the current quarterly dividend period, which amount would increase the tax basis of the common stock received. When the dividend is received, the holder would recognize the dividend payment in accordance with the rules described under "--Distributions" above.

BACKUP WITHHOLDING AND INFORMATION REPORTING FOR U.S. HOLDERS

    In general, information reporting requirements will apply to certain noncorporate U.S. holders with respect to dividends paid on, or, under certain circumstances, the proceeds of a sale, exchange or disposition of, the Convertible Preferred Stock or common stock. Under the backup withholding provisions of the Code and applicable U.S. Treasury Regulations, a U.S. holder of the Convertible Preferred Stock or common stock may be subject to backup withholding at the rate of 31% with respect to dividends paid on, or the proceeds of a sale, exchange or disposition of, the Convertible

Preferred Stock or common stock unless such holder (a) is a corporation or comes within certain other exempt categories and, when required demonstrates this fact in the manner required or (b) within a reasonable period of time, provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the holder's U.S. Federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

U.S. TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

    The following is a general discussion of some of the U.S. Federal income and estate tax consequences of the ownership and disposition of our Convertible Preferred Stock and common stock received upon its conversion applicable to Non-U.S. holders.

    A "Non-U.S. holder" is generally an individual, corporation, estate or trust other than:

    - an individual who is a citizen or resident of the United States for U.S. Federal income tax purposes;

    - a corporation created or organized in the United States or under the laws of the United States or of any subdivision thereof;

    - an estate whose income is includible in gross income for U.S. Federal income tax purposes regardless of source; and

    - a trust subject to the primary supervision of a court within the United States and the control of one or more U.S. persons.

    This discussion does not apply to Non-U.S. holders who own or owned, actually or constructively, more than 5% of either our Convertible Preferred Stock or our common stock. Such holders should consult their own tax advisors concerning the purchase, ownership and disposition of our Convertible Preferred Stock or common stock.

DIVIDENDS

    Distributions that are dividends, if any, as described under "--Distributions" above and that are paid to a Non-U.S. holder of our Convertible Preferred Stock or common stock upon its conversion generally will be subject to withholding of U.S. Federal income tax at a 30% rate or at such lower rate that an applicable income tax treaty may specify. Non-U.S. holders should consult their tax advisors on their entitlement to benefits under a relevant income tax treaty. If dividends are paid to Non-U.S. holders in the form of our common stock we may sell some of those shares to satisfy our withholding obligation with respect to such dividends.

    Dividends that are effectively connected with a Non-U.S. holder's conduct of a trade or business in the U.S. are generally subject to U.S. Federal income tax on a net income basis at regular graduated income tax rates, but are not generally subject to the 30% withholding tax if the Non-U.S. holder files an IRS Form W-8ECI (or successor form) with the withholding agent. Any U.S. trade or business income received by a Non-U.S. holder that is a corporation may, under specific circumstances, be subject to an additional "branch profits tax" at a 30% rate or at such lower rate that an applicable income tax treaty may specify.

    A Non-U.S. holder of our Convertible Preferred Stock or common stock received upon its conversion that claims the benefit of an income tax treaty rate generally will be required to satisfy applicable certification and other requirements, including filing an IRS Form W-8BEN (or successor form) with the withholding agent. In addition, a Non-U.S. holder that claims the benefit of an income tax treaty rate may be required, in certain instances, to obtain a U.S. taxpayer identification number which may require the Non-U.S. holder to provide certain documentary evidence issued by foreign governmental authorities to prove residence in the foreign country. Payments made through certain foreign intermediaries may be subject to certain additional rules. A Non-U.S. holder of our Convertible Preferred Stock or common stock received upon its conversion that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the Internal Revenue Service.

    The IRS Forms W-8ECI and W-8BEN must be periodically updated.

DISPOSITION OF CONVERTIBLE PREFERRED STOCK OR COMMON STOCK RECEIVED UPON ITS
  CONVERSION

    Subject to the discussion below under "--Information Reporting and Backup Withholding for Non-U.S. Holders", a Non-U.S. holder generally will not be subject to U.S. Federal income tax in respect of gain recognized on a disposition of our Convertible Preferred Stock or common stock received upon its conversion (including a disposition by us of common stock paid to Non U.S. holders as a dividend on our Convertible Preferred Stock in order to satisfy our withholding obligation with respect to such dividends) unless:

    - the gain is effectively connected with a U.S. trade or business, in which case the branch profits tax may also apply to a corporate Non-U.S. holder;

    - the Non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other requirements;

    - the Non-U.S. holder is subject to U.S. tax under provisions applicable to certain U.S. expatriates (including certain former citizens or long-term residents of the United States); or

    - we are or have been a "U.S. real property holding corporation" for U.S. Federal income tax purposes at any time during the applicable period, which is the shorter of the five-year period ending on the date of disposition and the Non-U.S. holder's holding period for the Convertible Preferred Stock or the common stock, as the case may be.

    The tax relating to stock in a "U.S. real property holding corporation" does not apply to a Non-U.S. holder whose holdings, actual and constructive of Convertible Preferred Stock and common stock at all times during the applicable period, amount to 5% or less of each such class, provided that each such class of stock is regularly traded on an established securities market. Generally, a corporation is a "U.S. real property holding corporation" if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We have not made a determination as to whether we have been, are, or are likely to become a "U.S. real property holding corporation" for U.S. Federal income tax purposes and, therefore, a Non-U.S. holder considering an investment in PIERS should consult its U.S. tax advisor to determine whether its acquisition of such PIERS would result in it being treated as owning five percent (5%) or more of our common stock. In such case, a Non-U.S. holder would incur U.S. Federal income tax in connection with the sale, exchange or other disposition of such stock if we are or were treated as a U.S. real property holding corporation during the applicable period as described above.

    Amounts paid in redemption of Convertible Preferred Stock or common stock may be treated as a dividend, as a return of capital or as capital gain from the sale or exchange of such stock. See the discussion at "--Sale, Exchange or Other Disposition." Amounts treated as a dividend will be taxed as described in "--U.S. Tax Considerations for Non-U.S. Holders--Dividends" above.

FEDERAL ESTATE TAXES

    Convertible Preferred Stock or common stock received upon its conversion that is owned or treated as owned by an individual who is a Non-U.S. holder at the time of death will be included in the individual's gross estate for U.S. Federal estate tax purposes and may be subject to U.S. Federal estate tax, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING FOR NON-U.S. HOLDERS

    Under specific circumstances, the Internal Revenue Service requires information reporting and backup withholding at a rate of 31% on specific payments on our Convertible Preferred Stock or common stock received upon its conversion. A Non-U.S. holder of our Convertible Preferred Stock or common stock received upon its conversion that fails to certify its Non-U.S. holder status under applicable U.S. Treasury Regulations or otherwise fails to establish an exemption under applicable U.S. Treasury Regulations may be subject to information reporting and backup withholding at a rate of 31% on payments of dividends.

    Payment of the proceeds from the disposition of the Convertible Preferred Stock or the common stock received upon its conversion to or through the United States office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. Payment of the proceeds from the disposition of the Convertible Preferred Stock or common stock received upon its conversion to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of the Convertible Preferred Stock or common stock received upon its conversion to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the U.S. Treasury Regulations require information reporting (but not back-up withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. holder and the broker has no knowledge to the contrary. Payments made through certain foreign intermediaries may be subject to certain additional rules. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including, upon their disposition of the Convertible Preferred Stock or common stock received upon its conversion).

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. holder will be refunded or credited against the holder's U.S. Federal income tax liability, if any, if the holder provides the required information to the Internal Revenue Service.

                                  UNDERWRITING

    We have entered into an underwriting agreement with the underwriters named below for whom Lehman Brothers Inc. is acting as representative. Subject to certain conditions, each underwriter has severally agreed to purchase from us and we have agreed to sell to each underwriter, the number of PIERS indicated in the following table:

UNDERWRITERS                                                  NUMBER OF PIERS
------------                                                  ---------------
Lehman Brothers Inc.........................................      7,000,000
Allen & Company Incorporated................................        750,000
Merrill Lynch, Pierce, Fenner & Smith
          Incorporated......................................        750,000
Morgan Stanley & Co. Incorporated...........................        750,000
Salomon Smith Barney Inc....................................        750,000
                                                                 ----------
Total.......................................................     10,000,000
                                                                 ==========

    The underwriters are committed to take and pay for all of the PIERS if any are taken.

    We have been advised by the underwriters that they propose to offer the PIERS initially at the public offering price set forth on the cover page of this prospectus supplement and to certain selected dealers (who may include the underwriters) at such public offering price less a concession not to exceed $0.47 per share. The underwriters or such selected dealers may reallow a commission to certain other dealers not to exceed $0.10 per share. After the initial public offering of the PIERS, the public offering price, the concession to selected dealers and the reallowance to the other dealers may be changed by the underwriters.

    We have granted to the underwriters an option to purchase up to an additional 1,500,000 PIERS at the initial public offering price to the public, less the underwriting discounts and commissions, shown on the cover page of this prospectus supplement, solely to cover over-allotments, if any. This option may be exercised at any time up to 30 days after the date of this prospectus supplement. If the underwriters exercise this option, each of the underwriters will be committed (subject to certain conditions) to purchase a number of additional PIERS proportionate to its initial commitment as indicated in the preceding table.

    The following table summarizes the underwriting discount we will pay. The underwriting discount is equal to the public offering price less the amount paid to us. The underwriting discount is equal to 3.125% of the public offering price.

                                                       NO EXERCISE   FULL EXERCISE
                                                       -----------   -------------
Per PIERS............................................  $     0.78     $     0.78
Total................................................  $7,812,500     $8,984,375

    We estimate that the total expenses of the offering, not including the underwriting discount, will be approximately $450,000. The underwriters have agreed to pay certain expenses in connection with the offering.

    The total expenses of the offering consist of the following:

    - estimated printing expenses of $150,000;

    - estimated legal fees and expenses of $200,000;

    - estimated accounting fees and expenses of $50,000;

    - estimated transfer agent, registrar and depositary fees and expenses of $25,000; and

    - estimated miscellaneous fees and expenses of $25,000.

    We, Six Flags Operations Inc. and Six Flags Theme Parks, Inc. have agreed to indemnify the underwriters against certain liabilities, including liabilities under the federal securities acts.

    Except for the PIERS (and the Convertible Preferred Stock represented thereby) and the common stock to be issued upon conversion of the PIERS or the Convertible Preferred Stock, we have agreed not to offer, sell, contract to sell or otherwise issue any shares of common stock or other capital stock or securities convertible into or exchangeable for, or any rights to acquire, common stock or other capital stock, with certain exceptions, prior to the expiration of 90 days from the date of this prospectus supplement without the prior written consent of Lehman Brothers on behalf of the underwriters. Our executive officers and directors who beneficially hold in the aggregate approximately 7.5 million shares of common stock (including shares issuable upon exercise of outstanding options, warrants and restricted stock), have agreed not to, directly or indirectly, offer, sell or otherwise dispose of shares of our common stock or any securities convertible into or exchangeable for, or any rights to acquire, our common stock or our other capital stock for 90 days following the date of this prospectus supplement without the prior written consent of Lehman Brothers.

    Until the distribution of the PIERS is completed, rules of the Commission may limit the ability of the underwriters and certain selling group members to bid for and purchase the PIERS. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the PIERS and the common stock. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the PIERS or the common stock.

    If the underwriters create a short position in the PIERS in connection with the offering (that is, if they sell more PIERS than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing PIERS in the open market after the distribution has been completed. The underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described herein.

    The underwriters also may impose a penalty bid on certain underwriters and selling group members. This means that if the underwriters purchase PIERS in the open market to reduce the underwriters' short position or to stabilize the price of the PIERS, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those PIERS as part of the offering.

    Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the PIERS or the common stock. In addition, neither we nor any of the underwriters makes any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The PIERS have been approved for listing, subject to official notice of issuance, on the NYSE under the symbol "PKSPrB." Trading of the PIERS on the NYSE is expected to commence within a 30-day period after the initial delivery thereof. In order to meet one of the requirements for listing the PIERS on the NYSE, the underwriters have undertaken to sell the PIERS to no fewer than 2,000 holders (including beneficial holders of PIERS held in the name of NYSE members) holding round lots of 100 PIERS or more. The representative has advised us that it intends to make a market in the PIERS prior to the commencement of trading on the NYSE, but it is not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the PIERS. The common stock issuable on conversion of the Convertible Preferred Stock represented by the PIERS has been approved for listing on the NYSE. Our common stock is listed on the NYSE under the symbol "PKS". The Convertible Preferred Stock will not be so listed and we do not expect that there will be any trading market for the Convertible Preferred Stock except as represented by the PIERS.

    It is expected that delivery of the PIERS will be made against payment therefor on or about the date specified in the last paragraph of the cover page of this prospectus supplement.

    Each of Lehman Brothers Inc; Allen & Company Incorporated; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. have from time to time provided, and in the future may provide, certain investment banking services to us and our affiliates, for which they have received, and in the future would receive, customary fees. In addition, each of Lehman Brothers Inc.; Allen & Company Incorporated; Merrill Lynch, Pierce, Fenner & Smith Incorporated; Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. acted as an underwriter of our prior public offerings and received customary fees in connection therewith. Furthermore, an affiliate of Lehman Brothers Inc. is a lender under the Six Flags Credit Facility. Lehman Brothers Inc. has agreed to provide financing to us to fund the Sea World acquisition as necessary. Additionally, one of our directors is a Managing Director and a member of the Executive Committee of Allen & Company Incorporated.

                                 LEGAL MATTERS

    The validity of the PIERS offered hereby and certain legal matters in connection with this offering will be passed upon for us by Weil, Gotshal & Manges LLP, New York, New York. The underwriters are being represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Six Flags, Inc. and its subsidiaries as of December 31, 1999 and 1998 and for each of the years in the three-year period ended December 31, 1999, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

PROSPECTUS

                                 $1,000,000,000

                                     [LOGO]

                               PREMIER PARKS INC.

                         DEBT SECURITIES, COMMON STOCK,
                        PREFERRED STOCK, WARRANTS, UNITS

                             ---------------------

    We will offer from time to time debt securities (including senior, subordinated and convertible debt securities), common stock, preferred stock (including convertible preferred stock), warrants or units. We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

                            ------------------------

    Our common stock is listed on the New York Stock Exchange under the trading symbol "PKS". Any common stock sold pursuant to a prospectus supplement will be listed on the New York Stock Exchange. We have not yet determined whether any of the debt securities, preferred stock, warrants or units will be listed on any exchange or the over-the-counter market. If we decide to seek listing of any debt securities, preferred stock, warrants or units, the related prospectus supplement will disclose such exchange or market.

                            ------------------------

    CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 8 IN THIS PROSPECTUS.

                             ---------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 18, 1999

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------

About This Prospectus.......................................      3

Where You Can Find More Information.........................      3

Special Note on Forward-Looking Statements..................      4

Premier Parks Inc...........................................      5

Risk Factors................................................      8

Consolidated Ratio of Earnings to Fixed Charges and
  Consolidated Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends.............................     14

Use of Proceeds.............................................     14

Unaudited Pro Forma Statement of Operations and Other
  Data......................................................     15

Description of Debt Securities..............................     20

Description of Common Stock.................................     26

Description of Preferred Stock..............................     28

Description of Warrants.....................................     33

Description of Units........................................     34

Plan of Distribution........................................     35

Legal Matters...............................................     36

Experts.....................................................     36

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf process, we may, over the next two years, sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,000,000,000.

    This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described immediately below under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. Our Common Stock is listed on the New York Stock Exchange. Our reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

    This prospectus is part of a Registration Statement on Form S-3 filed with the SEC under the Securities Act of 1933. This prospectus omits some of the information contained in the Registration Statement. You should refer to the Registration Statement for further information with respect to Premier
Parks Inc. and the securities offered by this prospectus. Any statement contained in this prospectus concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the SEC is not necessarily complete, and in each case you should refer to the copy of the document filed for complete information.

    The SEC allows us to "incorporate by reference" the information we file with it, which means we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities.

1.  Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

2.  Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31,
    1999.

3. The audited financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended December 28, 1997 contained in our registration statement on Form S-3 (Registration No. 333-46897) declared effective March 26, 1998.

4. The description of our Common Stock contained in our registration statement on Form 8-A filed pursuant to Section 12 of the Securities Exchange Act.

5. The description of the Rights relating to the shares of Common Stock contained in our registration statement on Form 8-A filed pursuant to
    Section 12 of the Securities Exchange Act.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

       Premier Parks Inc.
       11501 Northeast Expressway
       Oklahoma City, Oklahoma 73131
       Attention: Richard Kipf, Corporate Secretary
       Telephone: (405) 475-2500

    LOONEY TUNES, BUGS BUNNY, DAFFY DUCK, TWEETY BIRD and YOSEMITE SAM are copyrights and trademarks of Warner Bros., a division of Time Warner Entertainment Company, L.P. ("TWE"). BATMAN AND SUPERMAN are copyrights and trademarks of DC Comics, a partnership between TWE and a subsidiary of Time Warner Inc.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    Some of the statements contained in or incorporated by reference in this prospectus discuss our plans and strategies for our business or state other forward-looking statements, as this term is defined in the Private Securities Litigation Reform Act. The words "anticipates," "believes," "estimates," "expects," "plans," "intends" and similar expressions are intended to identify these forward-looking statements, but are not the exclusive means of identifying them. These forward-looking statements reflect the current views of our management; however, various risks, uncertainties and contingencies could cause our actual results, performance or achievements to differ materially from those expressed in, or implied by, these statements, including the following:

    - the success or failure of our efforts to implement our business strategy

    - the other factors discussed under the heading "Risk Factors" and elsewhere in this prospectus

    We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of important risks of an investment in our securities, including factors that could cause actual results to differ materially from results referred to in the forward-looking statements, see "Risk Factors." You should carefully consider the information set forth under the caption "Risk Factors." In light of these risks, uncertainties and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus might not occur.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                               PREMIER PARKS INC.

GENERAL DESCRIPTION OF OUR BUSINESS

    We are the largest regional theme park operator and the second largest theme park company in the world, based on 1998 attendance of approximately
38.7 million. We operate 34 regional parks, located in geographically diverse markets with concentrated populations across the United States, as well as in Mexico, France, Belgium and The Netherlands. Our parks include 16 of the 50 most highly attended theme parks in North America. Our theme parks serve 9 of the 10 largest metropolitan areas in the United States. We estimate that approximately two-thirds of the population of the continental United States live within a 150-mile radius of one of our theme parks.

    Since 1992, we have made numerous acquisitions of theme parks and have achieved significant internal growth. In April 1998, we acquired all of the Six Flags parks, consisting of eight regional theme parks, as well as three separately gated water parks and a wildlife safari park (each of which is located near one of the Six Flags theme parks). In March 1998, we expanded our operations internationally by acquiring the European-based Walibi theme park operations, which included three parks located in France, two in Belgium and one in The Netherlands. We have continued our expansion in 1999 by acquiring Reino Aventura, a theme park in Mexico City, Mexico, White Water Atlanta, a water park located near Atlanta, Georgia, and Splashtown, a water park located near Houston, Texas. These 1998 and 1999 park acquisitions have greatly expanded our operations, which previously consisted of nine regional theme parks (seven of which include a water park component) and four water parks at locations across the United States.

    During the 1998 operating season, the U.S. parks we owned or operated drew, on average, approximately 75% of their patrons from within a 100-mile radius, with approximately 36% of visitors utilizing group and other pre-sold tickets and approximately 23% utilizing season passes. Our parks are individually themed and provide a complete family-oriented entertainment experience. Our theme parks generally offer a broad selection of state-of-the-art and traditional "thrill rides," water attractions, themed areas, concerts and shows, restaurants, game venues and merchandise outlets. Our theme parks offer more than 800 rides, including over 90 roller coasters, making us the leading operator of thrill rides in the industry.

    Six Flags has operated regional theme parks under the Six Flags name for over thirty years and has established a nationally recognized brand name. We have worldwide ownership of the "Six Flags" brand name. To capitalize on this name recognition, in the 1998 season we commenced use of the Six Flags name at one of our other parks (Six Flags Kentucky Kingdom) and we are adding the name to four additional parks for the 1999 season (Six Flags Elitch Gardens, Six Flags America (formerly Adventure World), Six Flags Darien Lake and Six Flags Marine World).

    As part of our Six Flags acquisition, we obtained the exclusive license for theme park usage throughout the United States (except the Las Vegas metropolitan area) and Canada of certain Warner Bros. and DC Comics characters. These characters include BUGS BUNNY, DAFFY DUCK, TWEETY BIRD, YOSEMITE SAM, BATMAN, SUPERMAN and others. Since 1991, these characters have been used to market the Six Flags parks and to provide visitors with an enhanced family entertainment experience. Our license, which applies to all of our current U.S. theme parks, as well as parks we may acquire that meet certain criteria, includes the right to sell merchandise featuring the characters at our parks, and to use the characters in our advertising, as walk-around characters, in theming for rides and attractions and in retail outlets. Since the Six Flags acquisition, we have continued making extensive use of these characters at the Six Flags parks and, commencing in 1999, we will add the characters at many of our other U.S. parks. We believe using these characters promotes increased attendance, supports higher ticket prices, increases lengths-of-stay and enhances in-park spending.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    Since 1989, under our current management we have assumed control of 33 parks and have achieved significant internal growth. For example, during 1998, the 13 parks which we controlled prior to the acquisitions of Six Flags, Walibi, Reino Aventura, White Water Atlanta and Splashtown achieved same park growth in attendance, revenue and park-level operating cash flow (representing all park operating revenues and expenses without depreciation and amortization or allocation of corporate overhead or interest expense) of 14.4%, 20.3% and 35.0%, respectively, as compared to 1997.

    We believe that our parks benefit from limited direct competition, since the combination of a limited supply of real estate appropriate for theme park development, high initial capital investment, long development lead-time and zoning restrictions provides each of our parks with a significant degree of protection from competitive new theme park openings. Based on our knowledge of the development of other theme parks in the United States, we estimate that it would cost at least $200 million and would take a minimum of two years to construct a new regional theme park comparable to our largest parks.

    Our senior and operating management team has extensive experience in the theme park industry. Our nine senior executive officers have over 150 years aggregate experience in the industry and our twenty-five general managers have an aggregate of in excess of 440 years experience in the industry, including in excess of 320 years at parks we operate.

STRATEGY

    Our strategy for achieving continued growth includes pursuing growth opportunities at our existing parks, expanding our parks, and making selective acquisitions.

    We believe there are substantial opportunities for continued growth at our parks. We seek to increase revenue by increasing attendance and per capita spending, while also maintaining strict control of operating expenses. The primary elements we use to achieve these objectives are:

    - adding rides and attractions and improving overall park quality

    - adding the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics at selected parks

    - enhancing marketing and sponsorship programs

    - increasing group sales, season passes and other pre-sold tickets

    - using ticket pricing strategies to maximize ticket revenues and park utilization

    - adding and enhancing restaurants and merchandise and other revenue outlets

    - adding special events

    Our approach is designed to exploit the operating leverage inherent in the theme park business. Once parks achieve certain critical attendance levels, operating cash flow margins increase because revenue growth through incremental attendance gains and increased in-park spending is not offset by a comparable increase in operating expenses, because a large portion of these expenses is relatively fixed during any given year.

    We have expanded several of our parks by adding complementary attractions, such as campgrounds, lodging facilities, new water parks and concert venues, in order to increase attendance and per capita spending. For example, for the 1998 season we constructed a hotel at our Darien Lake park to supplement the existing campgrounds, and in 1998 we purchased campgrounds and a hotel adjacent to Geauga Lake. Further, we are adding a water park to Six Flags St. Louis for the 1999 season and plan to add a water park to Six Flags Great Adventure (located between New York City and Philadelphia) for the 2000 season. We own additional acreage which is suitable for development at many of our parks. For example, we own over

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

1,500 undeveloped acres adjacent to Six Flags Great Adventure and 400 acres adjacent to Six Flags America (formerly Adventure World) suitable for additional complementary purposes.

    The regional theme park industry is highly fragmented. We believe that there are numerous acquisition opportunities, both in the U.S. and abroad, through which we can expand our business. While we will continue to pursue acquisitions of regional parks with annual attendance between 300,000 and 1.5 million, we will also consider acquisitions of larger parks or park chains.

    We believe we have a number of competitive advantages in acquiring theme parks. Operators of destination or large regional park chains, other than Cedar Fair L.P., have generally not been actively seeking to acquire parks in recent years. Additionally, as a multi-park operator with a track record of successfully acquiring, improving and repositioning parks, we believe we have numerous competitive advantages over single-park operators in pursuing acquisitions and improving the operating results at acquired parks. These advantages include our ability to:

    - exercise group purchasing power (for both operating expenses and capital assets)

    - use the Six Flags brand name and the characters licensed from Warner Bros. and DC Comics

    - attract greater sponsorship revenue and support from sponsors with nationally-recognized brands and marketing partners

    - achieve administrative economies of scale

    - recruit and retain superior management

    - use our access to capital markets as well as our common stock as all or a portion of future acquisition consideration

ADDRESS

    Our executive offices are located at 11501 Northeast Expressway, Oklahoma City, Oklahoma 73131, (405) 475-2500 and at 122 East 42nd Street, New York, New York 10168, (212) 599-4690.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER EACH OF THE FOLLOWING RISKS AND ALL OF THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN OUR SECURITIES. SOME OF THE FOLLOWING RISKS RELATE PRINCIPALLY TO OUR BUSINESS IN GENERAL AND THE INDUSTRY IN WHICH WE OPERATE. OTHER RISKS RELATE PRINCIPALLY TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR SECURITIES. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING OUR COMPANY. ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY BELIEVE TO BE IMMATERIAL MAY ALSO ADVERSELY AFFECT OUR BUSINESS. IF ANY OF THE FOLLOWING RISKS AND UNCERTAINTIES DEVELOP INTO ACTUAL EVENTS, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS COULD BE MATERIALLY ADVERSELY AFFECTED.

    SUBSTANTIAL LEVERAGE--OUR HIGH LEVEL OF INDEBTEDNESS AND OTHER MONETARY OBLIGATIONS REQUIRE THAT A SIGNIFICANT PART OF OUR CASH FLOW BE USED TO PAY INTEREST AND FUND THESE OTHER OBLIGATIONS.

    We have a high level of debt. As of December 31, 1998, Premier and its subsidiaries owed a combined total of approximately $2,060.7 million (including $182.9 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). We have to pay total interest on our debt in 1999 of approximately $145.9 million ($25.9 million of which we will pay with funds already deposited in escrow). We also have to pay annual dividends of $23.3 million on our mandatorily convertible preferred stock, although we can pay these dividends either in cash or shares of common stock. At December 31, 1998, we had approximately $400.6 million of cash and cash equivalents to help meet our obligations.

    In addition to making interest payments on debt and dividend payments on our preferred stock, we must satisfy the following obligations with respect to Six Flags Over Georgia and Six Flags Over Texas:

    - We must make annual distributions to our partners in such parks, which will amount to approximately $47.3 million in 1999 (of which we will be entitled to receive $14.1 million due to our current ownership interest in such parks) with similar amounts (adjusted for changes in cost of living) payable in future years.

    - We must spend a minimum of approximately 6% of each park's annual revenues over specified periods for capital expenditures, which in 1999 is expected to be approximately $14.6 million.

    - Each year we must offer to purchase partnership units from our partners in such parks, which in 1999 would, if accepted in full, amount to approximately $43.75 million.

    We will use cash flow from the operations at these parks to satisfy the first two obligations before we use any of our other funds. In addition, we have deposited in escrow approximately $75.0 million which can be used to satisfy these obligations. The obligations relating to Six Flags Over Georgia continue until 2027 and those relating to Six Flags Over Texas continue until 2028.

    Further, as a result of our purchase of Walibi, S.A., we have agreed to invest approximately $38.0 million from 1999 through 2001 to expand the six Walibi parks.

    Our high level of debt and other obligations could have important negative consequences to us and investors in the securities. These include:

    - We may not be able to satisfy all of our obligations.

    - We could have problems obtaining necessary financing in the future for working capital, capital expenditures, debt service requirements, refinancing or other purposes.

    - We will have to use a significant part of our cash flow to make payments on our debt, to pay the dividends on preferred stock (if we choose to pay them in cash), and to satisfy the other obligations set forth above, which may reduce the capital available for operations and expansion.

    - Adverse economic or industry conditions may have more of a negative impact on us.

    We expect to be able to meet all of our obligations with existing cash, cash generated from the parks, and our current lines of credit. We believe that funds from these sources will be sufficient to meet our

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

obligations and operating needs for the next several years and beyond. However, our business is subject to factors beyond our control, such as economic conditions, weather and competition. We cannot be sure that income from our parks will be as high as we expect. We may have to refinance all or some of our debt or secure new financing. We can not be sure that we will be able to obtain such refinancing or new loans on reasonable terms or at all. We have agreed in our loan agreements and the indentures covering certain of our outstanding notes to limit the amount of additional debt we will incur.

    If we can not meet all of our obligations, the market value and marketability of our common stock will likely be adversely affected. In addition, if we become the subject of bankruptcy proceedings, our creditors and preferred stockholders will be entitled to our assets before any distributions are made to common stockholders.

    STRUCTURAL SUBORDINATION--OUR HOLDING COMPANY STRUCTURE SUBORDINATES OUR CREDITORS INCLUDING HOLDERS OF OUR DEBT SECURITIES.

    Premier Parks Inc. is a holding company with limited assets, and we conduct substantially all of our operations through our subsidiaries. Almost all of our income is from our subsidiaries. The securities offered by this prospectus will be solely the obligations of Premier Parks Inc. and no other entity will have any obligation, contingent or otherwise, to make any payments in respect of the securities. Accordingly, we will be dependent on dividends and other distributions from subsidiaries to generate the funds necessary to meet our obligations, including the payment of principal and interest on the debt securities.

    The ability of our subsidiaries to pay dividends to us is subject to, among other things, the terms of the various debt instruments already issued by our subsidiaries and which may in the future be issued by them, as well as by applicable law. In particular, in order for us to receive cash flow from our original thirteen Premier parks, we must obtain the consent of our senior bank lenders, and distributions of cash flow from our Six Flags parks is significantly restricted by covenants in debt instruments.

    Claims of holders of the debt securities will be effectively subordinated to the notes and other credit facility obligations of our subsidiaries (approximately $1,327.0 million at December 31, 1998, excluding $182.9 million carrying value of notes which we will repay on or prior to December 15, 1999 with funds already deposited in escrow). Consequently, in the event of any insolvency, liquidation, reorganization, dissolution or other winding up of our subsidiaries, the ability of our creditors, including holders of the debt securities, to be repaid will be subject to the prior claims of those entities' creditors, including trade creditors.

    RESTRICTIVE COVENANTS--OUR FINANCIAL AND OPERATING ACTIVITIES ARE LIMITED BY RESTRICTIONS CONTAINED IN THE TERMS OF OUR PRIOR FINANCINGS.

    The terms governing our and our subsidiaries' indebtedness impose significant operating and financial restrictions on us. These restrictions may significantly limit or prohibit us from engaging in certain transactions, including the following:

    - incurring additional indebtedness

    - creating liens on our assets

    - paying dividends

    - selling assets

    - engaging in mergers or acquisitions

    - making investments

    Our failure to comply with the terms and covenants in our and our subsidiaries' indebtedness could lead to a default under the terms of those documents, which would entitle the lenders to accelerate the indebtedness and declare all amounts owed due and payable. Moreover, the instruments governing our indebtedness contain cross-default provisions so that a default under any of our indebtedness will be

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

considered a default under all other indebtedness. If a cross-default occurs, the maturity of almost all of our indebtedness could be accelerated and become immediately due and payable. If that happens, we would not be able to satisfy all of our debt obligations, which would have a substantial material adverse effect on the value of our common stock and our ability to continue as a going concern. We cannot assure you that we will be able to comply with these restrictions in the future or that our compliance would not cause us to forego opportunities that might otherwise be beneficial to us.

    Further, certain of our subsidiaries are required to comply with specified financial ratios and tests, including:

    - interest expense

    - fixed charges

    - debt service

    - total debt

    We are currently in compliance with all of these financial covenants and restrictions. However, events beyond our control, such as weather and economic, financial and industry conditions, may affect our ability to continue meeting these financial tests and ratios. The need to comply with these financial covenants and restrictions could limit our ability to expand our business or prevent us from borrowing more money when necessary.

    MANAGEMENT OF GROWTH STRATEGY--WE MAY NOT BE ABLE TO MANAGE OUR RAPID GROWTH OR INTEGRATE ACQUISITIONS.

    We have experienced significant growth through acquisitions and will continue to consider acquisition opportunities that arise. Such acquisitions could place a future strain on our operations. Our ability to manage future acquisitions will depend on our ability to evaluate new markets and investments, monitor operations, control costs, maintain effective quality controls and expand our internal management and technical and accounting systems.

    To fund future acquisitions, we may need to borrow more money or assume the debts of acquired companies. In taking on any debt, we must comply with the restrictions described above with respect to our existing indebtedness. If we do not receive necessary consents or waivers of such restrictions, we may be unable to make additional acquisitions.

    In the past, in certain circumstances we have used shares of our common stock to fund a portion of the price of acquisitions. In the future, we may again fund all or part of acquisitions by issuing new shares of our common stock or other securities which can be converted into common stock. Issuing such additional shares or convertible securities may cause a decrease in the per share market price of our common stock.

    If we do purchase additional businesses, it may negatively affect our earnings, at least in the short term. Further, we cannot guarantee that any future acquisition will generate the earnings or cash flow we expect. As with any expansion, unexpected liabilities might arise and the planned benefits may not be realized.

    RISK OF ACCIDENTS--THERE IS THE RISK OF ACCIDENTS OCCURRING AT OUR PARKS WHICH MAY REDUCE ATTENDANCE AND EARNINGS.

    Almost all of our parks feature "thrill rides." While we carefully maintain the safety of our rides, there are inherent risks involved with these attractions. An accident or an injury at any of our parks may reduce attendance at that and other parks, causing a drop in revenues.

    On March 21, 1999, a raft capsized in the river rapids ride at Six Flags Over Texas, resulting in one fatality and injuries to ten others. While the park is covered by our existing insurance, the impact of this incident on our financial position, operations or attendance at the park has not yet been determined.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    We maintain insurance of the type and in amounts that we believe is commercially reasonable and that are available to businesses in our industry. We maintain multi-layered general liability policies that provide for excess liability coverage of up to $100.0 million per occurrence. We have no self-insured retention, except that the self-insurance portion of claims arising out of occurrences prior to July 1, 1998 at our U.S. parks owned prior to the Six Flags acquisition is $50,000 per occurrence.

    FACTORS IMPACTING ATTENDANCE--LOCAL CONDITIONS, DISTURBANCES, EVENTS AND NATURAL DISASTERS CAN ADVERSELY IMPACT PARK ATTENDANCE.

    Lower attendance may also be caused by other local conditions or events. For example:

    - In 1994, fewer people attended our Six Flags Magic Mountain park because of the Los Angeles County earthquake, and the earthquake also significantly interrupted operation of the park.

    - Six Flags Over Georgia suffered a drop in attendance in 1996 as a result of the 1996 Summer Olympics.

    In addition, since some of our parks are near major urban areas and appeal to teenagers and young adults, there may be disturbances at one or more parks which negatively affect our image. This may result in lower attendance at the affected parks. We work with local police authorities on security-related precautions to prevent such occurrences. We can make no assurance, however, that these precautions will be able to prevent any such disturbances. We believe that our ownership of many parks in different geographic locations reduces the effects of such occurrences on our consolidated results.

    ADVERSE WEATHER CONDITIONS--BAD WEATHER CAN ADVERSELY IMPACT ATTENDANCE AT OUR PARKS; OUR OPERATIONS ARE SEASONAL.

    Because most of the attractions at our theme parks are outdoors, attendance at our parks is adversely affected by bad weather. The effects of bad weather on attendance are more pronounced at our water parks. Bad weather and forecasts of bad or mixed weather conditions can reduce the number of people who come to our parks, which negatively affects our revenues. However, we believe that our ownership of many parks in different geographic locations reduces the effect that adverse weather can have on our consolidated results.

    Our operations are seasonal. More than 90% of our annual park attendance occurs during the spring, summer and early autumn months. By comparison, most of our expenses for maintenance and adding new attractions are incurred when the parks are closed in the mid to late autumn and winter months. For this reason, a quarter to quarter comparison is not a good indication of our performance or of how we will perform in the future. However, the market price of our common stock may still fluctuate significantly in response to changes in our quarterly results of operations.

    COMPETITION--THE THEME PARK INDUSTRY COMPETES WITH NUMEROUS ENTERTAINMENT ALTERNATIVES.

    Our parks compete with other theme, water and amusement parks and with other types of recreational facilities and forms of entertainment, including movies, sports attractions and vacation travel. Our business is also subject to factors that affect the recreation and leisure industries generally, such as general economic conditions and changes in consumer spending habits. The principal competitive factors of a park include location, price, the uniqueness and perceived quality of the rides and attractions, the atmosphere and cleanliness of the park and the quality of its food and entertainment.

    KEY PERSONNEL--THE LOSS OF KEY PERSONNEL COULD HURT OUR OPERATIONS.

    Our success depends upon the continuing contributions of our executive officers and other key operating personnel, including Kieran E. Burke, our Chairman and Chief Executive Officer, and Gary Story, our President and Chief Operating Officer. The complete or partial loss of their services or the services of other key personnel could adversely affect our business. Although we have entered into employment agreements (which end on December 31, 1999) with Mr. Burke and Mr. Story, we cannot be

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

certain that we will be able to retain their services during that or any extension period. If we were to lose the services of both Messrs. Burke and Story and are unable to replace them within a specified period of time we would be in default under our credit facilities.

    INTERNATIONAL OPERATIONS--OUR INTERNATIONAL OPERATIONS HAVE ADDITIONAL
     RISKS.

    Through our Walibi parks, we conduct some of our operations in Europe. We also may make further acquisitions of parks in other international locations. There are risks to which we are subject that are inherent in operating abroad. Some examples of these risks can include:

    - problems in staffing and managing foreign operations

    - fluctuations in currency exchange rates

    - political risks

    - unexpected changes in regulatory requirements

    - potentially detrimental tax consequences in many locations with different tax laws

    SHARES ELIGIBLE FOR FUTURE SALE--THE PRICE OF OUR COMMON STOCK MAY DECLINE DUE TO POSSIBLE SALES OF SHARES.

    As of March 1, 1999, there were 76,513,796 shares of our common stock outstanding, all of which are transferable without restriction or further registration under the Securities Act of 1933, except for any shares held by our affiliates. In addition, we have reserved and registered under the Securities Act approximately 5,000,000 shares for currently outstanding management-held options, 5,550,000 shares for future option issuances, 9,550,000 shares issuable pursuant to our mandatorily convertible preferred stock, and approximately 70,000 shares for currently outstanding consultant-held options.

    Our officers, directors and their affiliates together hold approximately
17.9 million shares of common stock (including shares issuable upon exercise of outstanding options and warrants and shares of outstanding restricted stock, in each case subject to vesting). They can sell these securities in the public market (subject, in certain cases, to the resale conditions imposed by Rule 144). In addition, other stockholders who own approximately 7.5 million shares of common stock have the right to require us to register their shares for sale under the Securities Act. If future revenues at Kentucky Kingdom and Walibi reach certain levels, we are required to issue additional shares of common stock. In that connection in 1999, as a result of 1998 revenue levels at that park, we issued approximately 211,065 shares of common stock to the former owners of Kentucky Kingdom (excluding certain escrowed shares). We may also issue additional shares of common stock to pay quarterly dividend payments on our mandatorily convertible preferred stock (which dividends total
$46.6 million over two years). The sale or expectation of sales of a large number of shares of common stock or securities convertible into common stock in the public market at any time after the date of this prospectus might negatively affect the market price of the common stock.

    ANTI-TAKEOVER PROVISIONS--ANTI-TAKEOVER PROVISIONS LIMIT THE ABILITY OF STOCKHOLDERS TO EFFECT A CHANGE IN CONTROL OF PREMIER.

    Certain provisions in our Certificate of Incorporation and in our debt instruments and those of our subsidiaries may have the effect of deterring transactions involving a change in control of Premier, including transactions in which stockholders might receive a premium for their shares.

    Our Certificate of Incorporation provides for the issuance of up to 5,000,000 shares of preferred stock with such designations, rights and preferences as may be determined from time to time by our board of directors. The authorization of preferred shares empowers our board of directors, without further stockholder approval, to issue preferred shares with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of our common stock. If issued, the preferred stock could be used to discourage, delay or prevent a change of control of Premier.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

We have no current plans to issue any preferred stock, except to the extent we may determine to do so under this prospectus.

    In addition, we have a rights plan which gives each holder of our common stock the right to purchase a share of junior preferred stock in certain events which would constitute a change of control. The rights plan is designed to deter third parties from attempting to take control of Premier.

    In addition, we are subject to the anti-takeover provisions of the Delaware General Corporation Law, which could have the effect of delaying or preventing a change of control of Premier. Furthermore, upon a change of control, the holders of substantially all of our outstanding indebtedness are entitled at their option to be repaid in cash. These provisions may have the effect of delaying or preventing changes in control or management of Premier. All of these factors could materially adversely affect the price of our common stock.

    As part of the Six Flags acquisition, we obtained the exclusive right to use certain Warner Bros. and DC Comics characters in our theme parks in the United States (except in the Las Vegas metropolitan area) and Canada. Warner Bros. can terminate this license under certain circumstances, including the acquisition of Premier by persons engaged in the movie or television industries. This could deter certain parties from seeking to acquire Premier.

    DIVIDENDS--WE ARE NOT LIKELY TO PAY CASH DIVIDENDS ON OUR COMMON STOCK.

    We have not paid dividends on our common stock during the last three years, and we do not anticipate paying any cash dividends on such stock in the foreseeable future. Our ability to pay cash dividends is restricted under the indentures relating to our notes.

    YEAR 2000 ISSUE--OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY DATA PROCESSING FAILURES AFTER DECEMBER 31, 1999.

    Many computer systems, software applications and other electronics currently in use worldwide are programmed to accept only two digits in the portion of the date field which designates the year. The "Year 2000 problem" arises because these systems and products cannot properly distinguish between a year that begins with "20" and the familiar "19." If these systems and products are not modified or replaced, many will fail or create erroneous results and/or may cause other related systems to fail. Our failure to correct a material Year 2000 problem could result in an interruption in or failure of certain of our normal business operations or activities. This could result in a system failure or miscalculations causing disruptions of operations, including, but not limited to, a temporary inability to process transactions.

    Our Year 2000 Project (the "Project") is in process. We have undertaken various initiatives intended to ensure that our computer equipment and software will function properly with respect to dates in the Year 2000 and thereafter. In planning and developing the Project, we have considered both our information technology ("IT") and our non-IT systems. The term "computer equipment and software" includes systems that are commonly thought of as IT systems, including accounting, data processing, telephone systems, scanning equipment and other miscellaneous systems. Those items not to be considered as IT systems include alarm systems, fax machines, monitors for park operations or other miscellaneous systems. Both IT and non-IT systems may contain embedded technology, which complicates our Year 2000 identification, assessment, remediation and testing efforts. Based upon our identification and assessment efforts to date, we are in the process of replacing the computer equipment and upgrading the software it currently uses to become Year 2000 complaint. In addition, in the ordinary course of replacing computer equipment and software, we plan to obtain replacements that are in compliance with Year 2000.

    We have initiated correspondence with our significant vendors and service providers to determine the extent such entries are vulnerable to Year 2000 issues and whether the products and services purchased from such entities are Year 2000 compliant. We expect to receive a favorable response from such third parties and it is anticipated that their significant Year 2000 issues will be addressed on a timely basis.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    We anticipate that the Project will be completed in November 1999.

    As noted above, we are in the process of replacing certain computer equipment and software because of the Year 2000 issue. We estimate that the total cost of such replacements will be no more than $1.5 million. Substantially all of the personnel being used on the Project are our employees. Therefore, the labor costs of our Year 2000 identification, assessment, remediation and testing efforts, as well as currently anticipated labor costs to be incurred by with respect to Year 2000 issues of third parties, are expected to be less than $0.8 million.

    We have not yet developed a most reasonably likely worst case scenario with respect to Year 2000 issues, but instead have focused our efforts on reducing uncertainties through the review described above. We have not developed Year 2000 contingency plans other than as described above, and do not expect to do so unless merited by the results of our continuing review.

    We presently do not expect to incur significant operational problems due to the Year 2000 issue. However, if all Year 2000 issues are not properly and timely identified, assessed, fixed and tested, there can be no assurance that the Year 2000 issue will not materially impact our results of operations or adversely affect our relationships with vendors or others. Additionally, there can be no assurance that the Year 2000 issues of other entities will not have a material impact on our systems or results of operations.

              CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES AND
                   CONSOLIDATED RATIO OF EARNINGS TO COMBINED
                  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The following table sets forth our consolidated ratio of earnings to fixed charges and our consolidated ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated.

                                                                                  YEARS ENDED
                                                                                  DECEMBER 31,
                                                              ----------------------------------------------------
                                                               1998       1997       1996        1995      1994
                                                                ----       ----       ----     --------     ----
Ratio of earnings to fixed charges..........................    1.5x       2.3x       1.3x          --      1.1x
Ratio of earnings to combined fixed charges
and preferred stock dividends...............................    1.2x       2.3x       1.2x          --      1.1x

    For the purpose of calculating the consolidated ratios of earnings to fixed charges and of earnings to combined fixed charges and preferred stock dividends, earnings consist of income (loss) before extraordinary loss and before income taxes, minority interest in earnings, equity in operations of theme park partnerships not distributed to Premier and fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and discount or premium relating to indebtedness and the portion (approximately one-third) of rental expense that management believes represents the interest component of rent expense. Preferred Stock dividend requirements have been increased to an amount representing the before-tax earnings which would have been required to cover such dividend requirements. For the year ended December 31, 1995, Premier's earnings were insufficient to cover fixed charges by $1,738,000 and were insufficient to cover combined fixed charges and preferred stock dividends by $2,620,000.

                                USE OF PROCEEDS

    We will use the net proceeds from the sale of the securities for our general corporate purposes, which may include, repaying indebtedness, making additions to our working capital, funding future acquisitions or for any other purpose we describe in the applicable prospectus supplement.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA

    The following unaudited pro forma statement of operations and other data of Premier is based upon and should be read in conjunction with the historical financial statements of Premier and Six Flags, which are incorporated herein by reference.

    The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 gives effect to the acquisitions of Six Flags and Walibi and the financings associated with the transactions (including the issuance of mandatorily convertible preferred stock and common stock) as if they had occurred on January 1, 1998 (except in the case of Six Flags, which was treated as if it occurred December 29, 1997, the first day of the 1998 fiscal year of Six Flags).

    The pro forma statement of operations and other data is for informational purposes only, has been prepared based upon estimates and assumptions deemed by Premier to be appropriate and does not purport to be indicative of the results of operations which would actually have been attained if the acquisitions had occurred as presented in the statement or which could be achieved in the future.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                               PREMIER PARKS INC.
           UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                   HISTORICAL
                                                 HISTORICAL        WALIBI FOR
                                               SIX FLAGS FOR     PERIOD PRIOR TO
                                HISTORICAL    PERIOD PRIOR TO       MARCH 26,      COMBINED     PRO FORMA      COMPANY
                                  PREMIER     APRIL 1, 1998(1)       1998(2)        COMPANY    ADJUSTMENTS    PRO FORMA
                                -----------   ----------------   ---------------   ---------   -----------   -----------
REVENUE:
  Theme park admissions.......  $   423,461      $  15,047           $   883       $439,391     $     --     $   439,391
  Theme park food, merchandise
    and other.................      390,166          8,356               624        399,146           --         399,146
                                -----------      ---------           -------       ---------    --------     -----------
    Total revenue.............      813,627         23,403             1,507        838,537           --         838,537
                                -----------      ---------           -------       ---------    --------     -----------
OPERATING COSTS AND EXPENSES:
  Operating expenses..........      297,266         56,307             4,626        358,199      (10,628)(3)     347,571
  Selling, general and
    administrative............      126,985         54,711             3,407        185,103      (35,433)(3)     149,670
  Noncash compensation........        6,362             --                --          6,362           --           6,362
  Costs of products sold......      103,051          2,757               248        106,056           --         106,056
  Depreciation and
    amortization..............      109,841         17,629             3,214        130,684        6,440 (4)     137,124
                                -----------      ---------           -------       ---------    --------     -----------
    Total operating costs and
      expenses................      643,505        131,404            11,495        786,404      (39,621)        746,783
                                -----------      ---------           -------       ---------    --------     -----------
  Income (loss) from
    operations................      170,122       (108,001)           (9,988)        52,133       39,621          91,754
                                -----------      ---------           -------       ---------    --------     -----------
OTHER INCOME (EXPENSE):
  Interest expense, net.......     (115,849)       (22,508)             (889)      (139,246)     (16,655)(5)    (155,901)
  Equity in operations of
    theme park partnerships...       24,054        (13,152)               --         10,902           --          10,902
  Minority interest...........         (960)            --                --           (960)          --            (960)
  Other expense...............       (1,023)            --                (1)        (1,024)          --          (1,024)
                                -----------      ---------           -------       ---------    --------     -----------
    Total other income
      (expense)...............      (93,778)       (35,660)             (890)      (130,328)     (16,655)       (146,983)
                                -----------      ---------           -------       ---------    --------     -----------
  Income (loss) before income
    taxes.....................       76,344       (143,661)          (10,878)       (78,195)      22,966         (55,229)
  Income tax expense
    (benefit).................       40,716             --            (4,786)        35,930      (38,038)(6)      (2,108)
                                -----------      ---------           -------       ---------    --------     -----------
  Income (loss) before
    extraordinary loss........  $    35,628      $(143,661)          $(6,092)      $(114,125)   $ 61,004     $   (53,121)
                                ===========      =========           =======       =========    ========     ===========
  Net income (loss) applicable
    to common stock...........  $    18,162             (7)               (7)            (7)                 $   (76,409)(7)
                                ===========                                                                  ===========
  Net income (loss) per common
    share.....................  $      0.27             (7)               (7)            (7)                 $     (1.01)(7)
                                ===========                                                                  ===========
  Weighted average shares.....   66,430,000                                                                   75,617,000 (7)
                                ===========                                                                  ===========
OTHER DATA:
EBITDA(8).....................  $   286,325      $ (90,372)          $(6,774)      $189,179     $ 46,061     $   235,240
                                ===========      =========           =======       =========    ========     ===========
Adjusted EBITDA(9)............  $   321,733      $(102,077)          $(6,774)      $212,882     $ 46,061     $   258,943
                                ===========      =========           =======       =========    ========     ===========
Net cash provided by (used in)
  operating activities........  $   119,010      $ (54,779)          $(7,663)      $ 56,568     $ 38,478     $    95,046
                                ===========      =========           =======       =========    ========     ===========

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                               PREMIER PARKS INC.
      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

BASIS OF PRESENTATION

    The accompanying unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared based upon certain pro forma adjustments to historical financial information of Premier and the pre-acquisition historical financial information of Six Flags and Walibi. Premier acquired Six Flags on April 1, 1998 and Walibi on March 26, 1998.

    The unaudited pro forma statement of operations and other data for the year ended December 31, 1998 has been prepared assuming the acquisitions and the related financings (including the issuance of mandatorily convertible preferred stock and common stock) occurred on January 1, 1998 (except in the case of the acquisition of Six Flags, which was treated as if it was acquired on December 29, 1997, the first day of the 1998 fiscal year of Six Flags). The unaudited pro forma statement of operations should be read in conjunction with the financial statements of Premier, which are incorporated herein by reference.

PRO FORMA ADJUSTMENTS

1. The results of Six Flags included herein represent the operations of Six Flags for the period from December 29, 1997 to March 31, 1998, prior to Premier's acquisition of Six Flags.

2. The results of Walibi included herein represent the operations of Walibi for the period from January 1, 1998 to March 26, 1998, prior to Premier's acquisition of Walibi. The results of Walibi are in Belgium Francs ("BEF") and are accounted for using generally accepted accounting principles of Belgium. The following table reflects the adjustment of the Walibi statement of operations for the period January 1, 1998 to March 26, 1998 to conform to U.S. generally accepted accounting principles and U.S. dollars (using an average exchange rate for the period of 37.500 BEF to US$1):

                                                       AMOUNT    ACCOUNTING    ADJUSTED    AMOUNT
                                                      (IN BEF)   ADJUSTMENTS    AMOUNT    (IN US $)
                                                      --------   -----------   --------   ---------
Revenue:
Theme park admissions...............................    33,122          --       33,122   $    883
Theme park food, merchandise and other..............    23,296         112       23,408        624
                                                      --------     -------     --------   --------
Total revenue.......................................    56,418         112       56,530      1,507
                                                      --------     -------     --------   --------
Operating costs and expenses:
Operating expenses..................................   184,288     (10,800)     173,488      4,626
Selling, general and administrative.................   127,774          --      127,774      3,407
Costs of products sold..............................     9,310          --        9,310        248
Depreciation and amortization.......................   120,678        (149)     120,529      3,214
                                                      --------     -------     --------   --------
Total operating costs and expenses..................   442,050     (10,949)     431,101     11,495
                                                      --------     -------     --------   --------
Income (loss) from operations.......................  (385,632)     11,061     (374,571)    (9,988)
                                                      --------     -------     --------   --------
Other income (expense):
Interest expense, net...............................   (33,324)         --      (33,324)      (889)
Other expense.......................................       (14)         --          (14)        (1)
                                                      --------     -------     --------   --------
Total other expense.................................   (33,338)         --      (33,338)      (890)
                                                      --------     -------     --------   --------
Income (loss) before taxes..........................  (418,970)     11,061     (407,909)   (10,878)
Income tax expense (benefit)........................  (175,066)     (4,398)    (179,464)    (4,786)
                                                      --------     -------     --------   --------
Net income (loss)...................................  (243,904)     15,459     (228,445)  $ (6,092)
                                                      ========     =======     ========   ========

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                               PREMIER PARKS INC.
      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

3. Adjustments reflect the elimination of compensation expense associated with stock option payments resulting from the acquisition of Six Flags that were recognized during the pre-acquisition period from December 28, 1997 to March 31, 1998.

4. Adjustment reflects the elimination of historical depreciation and amortization of $20,819 for Six Flags and Walibi and the inclusion of estimated pro forma depreciation of $14,647 and amortization of $12,612.

5. Adjustment reflects additional interest expense associated with debt incurred by Premier in connection with the acquisitions, net of (a) the elimination of the historical interest expense associated with Premier and Six Flags credit facilities previously outstanding and the long term debt of Walibi, and (b) the amortization of the fair value adjustments for Six Flags long-term debt assumed as a result of the Six Flags acquisition. Issuance costs associated with the borrowings are being amortized over their respective terms. The components of the adjustments are as follows:

Interest expense on Premier credit facility for the period
  prior to April 1, 1998 (at an 8.0% interest rate).........  $ (4,400)
Interest expense on Six Flags credit facility for the period
  prior to April 1, 1998 (at an 8.0% interest rate).........    (8,200)
Interest expense on the Six Flags zero coupon notes for the
  period prior to April 1, 1998 (at a 6.5% interest rate)...    (2,600)
Interest expense on the Six Flags Theme Parks Inc. 12 1/4%
  senior subordinated notes (at a 10.3% interest rate)......    (7,337)
Interest expense on the Six Flags 8 7/8% senior notes for
  the period prior to April 1, 1998 (at an 8 7/8% interest
  rate).....................................................    (3,772)
Interest expense on Premier 10% senior discount notes prior
  to April 1, 1998 (at a 10% interest rate).................    (6,293)
Interest expense on Premier 9 1/4% senior notes prior to
  April 1, 1998 (at a 9 1/4% interest rate).................    (6,475)
Interest expense from the amortization of issuance costs....    (1,570)
Interest expense from commitment fees on Premier and Six
  Flags credit facilities...................................      (773)
Interest expense on Walibi indebtedness.....................    (1,570)
Elimination of historical interest expense--Premier.........     2,785
Elimination of historical interest expense--Six Flags.......    22,661
Elimination of historical interest expense--Walibi..........       889
                                                              --------
                                                              $(16,655)
                                                              ========

6. Adjustment reflects the application of income taxes to the pro forma adjustments and to the pre-acquisition operations of Six Flags and Walibi, after consideration of permanent differences, at a rate of 38%.

7. Net income (loss) applicable to common stockholders is adjusted to reflect $5,822 of additional dividends payable to the holders of Premier's 7 1/2% mandatorily convertible preferred stock for the period prior to issuance on April 1, 1998.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                               PREMIER PARKS INC.
      NOTES TO UNAUDITED PRO FORMA STATEMENT OF OPERATIONS AND OTHER DATA
                          YEAR ENDED DECEMBER 31, 1998
                 (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

    Net income (loss) per common share and weighted average common share data are not presented for Six Flags and Walibi as the information is not meaningful.

    The calculation of pro forma weighted average shares outstanding for the year ended December 31, 1998 is as follows:

Pro forma weighted average number of common shares
  outstanding excluding Premier's April 1, 1998 common stock offering and the Walibi acquisition.......................  38,020,000
Common shares issued in Premier's April 1, 1998 common stock offering, as if issued on January 1, 1998.................  36,800,000
Common shares issued as partial consideration for the Walibi
  acquisition, as if issued on January 1, 1998..............     797,000
                                                              ----------
Pro forma weighted average number of common shares
  outstanding...............................................  75,617,000
                                                              ==========

8. EBITDA is defined as earnings before interest expense, net, income tax expense (benefit), depreciation and amortization, equity in operations of theme park partnerships, minority interest, and noncash compensation. Premier has included information concerning EBITDA because it is used by certain investors as a measure of Premier's ability to service and/or incur debt. EBITDA is not required by GAAP and should not be considered in isolation or as an alternative to net income, net cash provided by operating, investing and financing activities or other financial data prepared in accordance with GAAP or as an indicator of Premier's operating performance. This information should be read in conjunction with the Statement of Cash Flows contained in the financial statements incorporated by reference.

9. Adjusted EBITDA includes Premier's share of the EBITDA from the three partnership parks which are not consolidated--Six Flags Over Texas, Six Flags Over Georgia and Six Flags Marine World.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                         DESCRIPTION OF DEBT SECURITIES

    This section describes the general terms and provisions of the debt securities (the "Debt Securities"). The prospectus supplement will describe the specific terms of the Debt Securities offered through that prospectus supplement and any differences in such Debt Securities from the terms described below. The Debt Securities will be issued under an indenture (the "Indenture") between Premier and one or more commercial banks to be selected as trustees (collectively, the "Trustee").

    We have summarized certain terms and provisions of the Indenture. The summary is not complete. If we refer to particular provisions of the Indenture, the provisions, including definitions of certain terms, are incorporated by reference as a part of this summary. A copy of the form of Indenture is filed as an exhibit to the registration statement of which this prospectus is a part, and is incorporated by reference. You should refer to the Indenture for the provisions which may be important to you. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

GENERAL

    The Indenture will not limit the amount of Debt Securities which we may issue. We may issue Debt Securities up to an aggregate principal amount as we may authorize from time to time. The applicable prospectus supplement will describe the terms of any Debt Securities being offered, including:

    - the designation, aggregate principal amount and authorized denominations;

    - the maturity date;

    - the interest rate, if any, and the method for calculating the interest rate;

    - the interest payment dates and the record dates for the interest payments;

    - any mandatory or optional redemption terms or prepayment, conversion, sinking fund or exchangeability or convertability provisions;

    - the place where principal and interest will be payable;

    - if other than denominations of $1,000 or multiples of $1,000, the denominations the Debt Securities will be issued in;

    - whether the Debt Securities will be issued in the form of Global Securities (as defined below) or certificates;

    - additional provisions, if any, relating to the defeasance of the Debt Securities;

    - the currency or currencies, if other than the currency of the United States, in which principal and interest will be payable;

    - whether the Debt Securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and the offer, sale and delivery of Bearer Securities;

    - any applicable United States federal income tax consequences;

    - the dates on which premium, if any, will be payable;

    - the right, if any, of Premier to defer payment of interest and the maximum length of such deferral period;

    - any listing on a securities exchange;

    - the initial public offering price; and

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    - other specific terms, including any additional events of default or covenants provided for with respect to the Debt Securities.

    As described in each prospectus supplement relating to any particular series of Debt Securities being offered, the Indenture may contain covenants limiting:

    - the incurrence of additional debt (including guarantees) by Premier and certain of its subsidiaries and affiliates;

    - the making of certain payments by Premier and certain of its subsidiaries and affiliates;

    - business activities of Premier and certain of its subsidiaries and affiliates;

    - the issuance of preferred stock of certain of its subsidiaries and affiliates;

    - certain asset dispositions;

    - certain transactions with affiliates;

    - a change of control of Premier;

    - the incurrence of liens; and

    - certain mergers and consolidations involving Premier and its subsidiaries.

BOOK-ENTRY SYSTEM

    Unless otherwise specified in a prospectus supplement, Debt Securities of any series may be issued under a book-entry system in the form of one or more global securities (each, a "Global Security"). Each Global Security will be deposited with, or on behalf of, a depositary, which will be The Depository Trust Company, New York, New York (the "Depositary"). The Global Securities will be registered in the name of the Depositary or its nominee.

    The Depositary has advised Premier that it is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York banking law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary was created to hold securities of its participants ("Direct Participants") and to facilitate the clearance and settlement of securities transactions among its Direct Participants through electronic book-entry changes in accounts of the Direct Participants, thereby eliminating the need for physical movement of securities certificates. The Depositary's Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations, a number of which (and/or their representatives) own the Depositary, together with the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the Depositary's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants" and, together with Direct Participants, the "Participants").

    When a Global Security is issued in registered form, the Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by each Global Security to the accounts of Direct Participants. The underwriters, dealers or agents, if any, will designate the accounts to be credited, or Premier, if Debt Securities are offered and sold directly by Premier. Ownership of beneficial interests in the Global Security will be limited to Participants or persons that may hold interests through Participants. Ownership of beneficial interests in the Global Security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by Participants. The laws of some jurisdictions may require that certain purchasers of securities take

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

physical delivery of such securities in definitive form, which may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary or its nominee is the owner of record of a Global Security, the Depositary or its nominee will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Global Security will not be entitled to have the Debt Security represented by a Global Security registered in their names, and will not receive or be entitled to receive physical delivery of Debt Securities in definitive form and will not be considered the owners or holders of the Debt Securities. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary. Beneficial owners must rely on the procedures of the Participant through which it owns its interest in order to exercise any rights of a holder of record of the Debt Securities. Premier understands that under existing industry practices, if Premier requests any action of holders or if any owner of a beneficial interest in a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Direct Participants holding the relevant beneficial interests to give or take such action, and the Direct Participants would in turn authorize beneficial owners owning through them to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

    Payments of principal of, premium, if any, and interest on Debt Securities represented by a Global Security registered in the name of the Depositary or its nominee will be made to the Depositary or nominee as the registered owner of such Global Security. None of Premier, the Trustee or any other agent of Premier or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    Premier has been advised by the Depositary that the Depositary will credit Direct Participants' accounts with payments of principal, premium, if any, or interest on the payment date thereof in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the Depositary. Premier expects that payments by Participants to owners of beneficial interests in the Global security held through such Participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in "street name," and will be the responsibility of such Participants.

    A Global Security may not be transferred except as a whole by the Depositary to a nominee or successor of the Depositary or by a nominee of the Depositary to another nominee of the Depositary. A Global Security representing all but not part of an offering of Debt Securities is exchangeable for Debt Securities in definitive form of like tenor and terms if:

    - the Depositary notifies Premier that it is unwilling or unable to continue as depositary for the Global Security or if at any time the Depositary is no longer eligible to be or in good standing as a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by Premier within 90 days after Premier receives notice; or

    - Premier in its sole discretion at any time determines not to have all of the Debt Securities represented in an by a Global Security and notifies the Trustee.

    If a Global Security is exchangeable, then it is exchangeable for Debt Securities registered in the names and in authorized denominations as the Depositary directs.

PAYMENTS OF PRINCIPAL AND INTEREST

    The applicable prospectus supplement will describe how the payment of principal of, premium, if any, and interest on the Debt Securities will rank with respect to outstanding indebtedness of Premier.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

EVENTS OF DEFAULT

    The Indenture will provide that each of the following constitutes an Event of Default with respect to any series of Debt Securities: (i) default for 30 days in the payment when due of interest on the Debt Securities;
(ii) default in payment when due of the principal of or premium, if any, on the Debt Securities; (iii) default in the performance or breach of certain covenants after any notice or applicable grace period; (iv) the failure by Premier or any Restricted Subsidiary (as defined in the Indenture) to pay Indebtedness (as defined in the Indenture) within any applicable grace period after final maturity or the acceleration of any Indebtedness by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated at any time exceeds $10.0 million; (v) failure by Premier or any of its Restricted Subsidiaries to pay final judgments aggregating at any time in excess of $10.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; and (vi) certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary that constitutes a Significant Subsidiary (as defined in the Indenture) or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary.

    The applicable prospectus supplement will describe any additional Events of Default.

    If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Debt Securities of a series may declare all Debt Securities of such series to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to Premier, any Restricted Subsidiary of Premier that constitutes a Significant Subsidiary or any group of Restricted Subsidiaries of Premier that, taken together, would constitute a Significant Subsidiary, all outstanding Debt Securities will become due and payable without further action or notice. Holders of the Debt Securities may not enforce the Indenture or the Debt Securities except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Debt Securities may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Debt Securities notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

    The holders of a majority in aggregate principal amount of the Debt Securities then outstanding by notice to the Trustee may on behalf of the holders of all of the Debt Securities of such series waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the Debt Securities.

MODIFICATION AND WAIVER

    From time to time, Premier, when authorized by resolutions of its Board of Directors, and the Trustee, without the consent of the holders of Debt Securities of any series, may amend, waive or supplement the Indenture and the Debt Securities of such series for certain specified purposes, including, among other things:

    - curing ambiguities, defects or inconsistencies,

    - to provide for the assumption of Premier's obligations to holders of the Debt Securities of such series in the case of a merger or consolidation,

    - to make any change that would provide any additional rights or benefits to the holders of the Debt Securities of such series,

    - to add Guarantors with respect to the Debt Securities of such series,

    - to secure the Debt Securities of such series,

    - to maintain the qualification of the Indenture under the Trust Indenture Act, or

    - to make any change that does not adversely affect the rights of any holder.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    Other amendments and modifications of the Indenture or the Debt Securities issued thereunder may be made by Premier and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Debt Securities of each series affected thereby (each series voting as a separate class); PROVIDED, THAT no such modification or amendment may, without the consent of the holder of each outstanding Debt Security affected thereby:

(1) reduce the principal amount of, or extend the fixed maturity of the Debt Securities, or alter or waive the redemption provisions of the Debt Securities (other than, subject to clause (7) below, provisions relating to repurchase of Debt Securities upon the occurrence of an Asset Sale (as defined in the Indenture) or a Change of Control (as defined in the Indenture));

(2) change the currency in which any Debt Securities or any premium or the accrued interest thereon is payable;

(3) reduce the percentage in principal amount outstanding of Debt Securities of any series which must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Debt Securities of such series;

(4) impair the right to institute suit for the enforcement of any payment on or with respect to the Debt Securities;

(5) waive a default in payment with respect to the Debt Securities or any Guarantee;

(6) reduce the rate or extend the time for payment of interest on the Debt Securities;

(7) following the occurrence of an Asset Sale or a Change of Control, alter the obligation to purchase the Debt Securities of any series as a result thereof in accordance with the Indenture or waive any default in the performance thereof;

(8) adversely affect the ranking of the Debt Securities of any series; or

(9) release any Guarantor from any of its obligations under its guarantee or the Indenture, except in compliance with the terms of the Indenture.

MERGER, CONSOLIDATION OR SALE OF ASSETS

    The Indenture will provide that Premier may not consolidate or merge with or into (whether or not Premier is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to another corporation, Person or entity unless (i) Premier is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than Premier) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the law of the United States, any state thereof or the District of Columbia; (ii) the entity or Person formed by or surviving any such consolidation or merger (if other than Premier) or the entity or Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of Premier under the Debt Securities and the Indenture pursuant to supplemental indentures in forms reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) except in the case of a merger of Premier with or into a Wholly Owned Restricted Subsidiary (as defined in the Indenture) of Premier, Premier or the entity or Person formed by or surviving any such consolidation or merger (if other than Premier), or to which such sale, assignment, transfer, lease conveyance or other disposition shall have been made (A) will have Consolidated Net Worth (as defined in the Indenture) immediately after the transaction equal to or greater than the Consolidated Net Worth of Premier immediately preceding the transaction and (B) will, both at the time of such transaction and after giving pro forma effect thereto as if such transaction had occurred at the beginning of the applicable four-quarter period, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the applicable debt incurrence test.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    Premier may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Debt Securities ("Legal Defeasance"), except for (i) the rights of Holders of outstanding Debt Securities to receive payments in respect of the principal of, premium, if any, and interest on such when such payments are due from the trust referred to below, (ii) Premier's obligations with respect to the Debt Securities concerning issuing temporary Debt Securities, registration of Debt Securities, mutilated, destroyed, lost or stolen Debt Securities and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and Premier's obligations in connection therewith, and (iv) the Legal Defeasance provisions of the Indenture. In addition, Premier may, at its option and at any time, elect to have the obligations of Premier released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the Debt Securities. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Debt Securities.

    In order to exercise either Legal Defeasance or Covenant Defeasance,
(i) Premier must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Debt Securities, cash in U.S. dollars, non-callable Government Securities (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Debt Securities, on the stated maturity date, and Premier must specify whether the Debt Securities are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to such Trustee confirming that
(A) Premier has received from, or there has been published by, the Internal Revenue Service a ruling, or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of Covenant Defeasance, Premier shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding Debt Securities, will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which Premier or any of its Restricted Subsidiaries is a party or by which Premier or any of its Restricted Subsidiaries is bound; (vi) Premier must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) Premier must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by Premier with the intent of preferring the holders of Debt Securities over the other creditors of Premier with the intent of defeating, hindering, delaying or defrauding creditors of Premier or others; and (viii) Premier must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

                          DESCRIPTION OF COMMON STOCK

GENERAL

    The following summary of certain provisions of Premier's common stock (the "Common Stock") does not purport to be complete and is subject to, and qualified in its entirety by the provisions of Premier's Certificate of Incorporation, which is included as an exhibit to the registration statement of which this prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

    Premier's authorized capital stock includes 150,000,000 shares of Common Stock, par value $0.025 per share. As of March 1, 1999, there were 76,513,796 of Common Stock outstanding. Each share of Common Stock entitles the holder thereof to one vote. Holders of the Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as and if declared by the Board of Directors and are entitled to share ratably, as a single class, in all of the assets of Premier available for distribution to holders of Common Stock upon the liquidation, dissolution or winding up of the affairs of Premier. Holders of Common Stock do not have preemptive, subscription or conversion rights. However, each outstanding share of Common Stock currently has attached to it one right (a "Right") issued pursuant to an Amended and Restated Rights Agreement (the "Rights Agreement"). Each Right entitles its registered holder to purchase one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, as described under "--Rights Plan" below.

    The outstanding shares of Common Stock are listed on the New York Stock Exchange under the symbol "PKS". Bank One Trust Company, N.A., Oklahoma City, Oklahoma, is the transfer agent and registrar for the Common Stock.

RIGHTS PLAN

    Each outstanding share of Common Stock currently has attached to it one Right issued pursuant to the Rights Agreement. Each Right entitles its registered holder to purchase one one-thousandth of a share of a junior participating series of Preferred Stock designated to have economic and voting terms similar to those of one share of Common Stock, for $250.00, subject to adjustment (the "Rights Exercise Price"), but only after the earlier to occur of
(i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding voting stock of Premier (an "Acquiring Person"), or
(ii) the tenth business day (or such later date as may be determined by the Board of Directors prior to such time as any person becomes an Acquiring Person) after the date (the "Flip-in Date") of the commencement or announcement of a person's or group's intention to commence a tender or exchange offer whose consummation will result in the ownership of 15% or more of Premier's outstanding voting stock (even if no shares are actually purchased pursuant to such offer) (in either case, the "Separation Time"). The Rights will not trade separately from the shares of Common Stock unless and until the Separation Time occurs.

    The Rights Agreement provides that an Acquiring Person does not include
(A) Premier, (B) any subsidiary of Premier, (C) any employee benefit plan or employee stock plan of Premier, or any trust or other entity organized, appointed, established or holding Common Stock for or pursuant to the terms of any such plan, or (D) any person whose ownership of 15% or more of the shares of voting stock of Premier then outstanding results solely from (i) any action or transaction approved by the Board of Directors before such person acquires such 15% beneficial ownership, or (ii) a reduction in the number of issued and outstanding shares of voting stock of Premier pursuant to a transaction or transactions approved by the Board of Directors; PROVIDED, HOWEVER, that any person that does not become an Acquiring Person by reason of clause (i) or
(ii) above shall become an Acquiring Person upon his acquisition of any additional

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

1% of Premier's voting stock unless such acquisition of additional voting stock will not result in such person becoming an Acquiring Person by reason of such clause (i) or (ii).

    The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earlier of (i) the close of business on December 10, 2007, and (ii) the date on which the Rights are redeemed or terminated as described below. The Rights Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment upon the occurrence of certain events.

    Once any person becomes an Acquiring Person, unless the Rights are earlier redeemed or exchanged as described below, if

    (i) Premier were to be merged into or consolidated with another entity (whether or not related to a 15% stockholder),

    (ii) Premier were to merge with another entity (whether or not related to a 15% stockholder) and be the surviving corporation, but any shares of Premier's Common Stock were changed into or exchanged for other securities or assets, or

   (iii) more than 50% of Premier's assets or earning power were to be sold in one or a series of related transactions,

    each Right then outstanding would "flip-over" and would require that its holder be entitled to buy, at the Rights Exercise Price, that number of shares of common stock of the acquiring company which at the time of the merger or sale would have a market value of two times the Exercise Price of the Right (I.E., a discount of 50%). Any business combination not providing for the issuance of common stock of the acquiring company in compliance with such provisions would be prohibited.

    Unless the Rights are earlier redeemed or exchanged as described below, if a person or group becomes the beneficial owner of 15% or more of Premier's voting stock, each Right not owned by such stockholder would become exercisable, at the Rights Exercise Price, for that number of shares of Preferred Stock which at the time of such transaction would have a market value of two times the Rights Exercise Price.

    At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding voting stock of Premier and before the acquisition by a person or group of 50% or more of the outstanding voting stock of Premier, the Board of Directors may elect to cause Premier to exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one share of Premier's Common Stock per Right, subject to adjustment.

    The Rights are redeemable by Premier by a vote of a majority of the Board of Directors at a price of $0.01 per Right at any time prior to the close of business on the Flip-in Date (or at such later date as may be authorized by the Board of Directors and a majority of the Continuing Directors (as defined in the Rights Agreement)). The Rights may be redeemed after the time that any person has become an Acquiring Person only if approved by a majority of the Continuing Directors. The Rights have no voting rights, and they are not entitled to dividends.

    The Rights will not prevent a takeover of Premier. The Rights, however, may cause substantial dilution to a person or group that acquires 15% or more of the Common Stock unless the Rights are first redeemed or terminated by the Board of Directors of Premier. Nevertheless, the Rights should not interfere with a transaction that, in the judgment of the Board of Directors, is in the best interests of Premier and its stockholders because the Rights can be redeemed, as hereinabove described, before the consummation of such transaction.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    The complete terms of the Rights are set forth in the Rights Agreement. The Rights Agreement is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and the foregoing description is qualified in its entirety by reference thereto. A copy of the Rights Agreement can be obtained upon written request to the Company.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

    The following description of the terms of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any prospectus supplement may relate. Certain other terms of any series of the Preferred Stock offered by any prospectus supplement will be described in such prospectus supplement. The description of certain provisions of the Preferred Stock set forth below and in any prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to Premier's Certificate of Incorporation and the certificate of designations relating to each series of the Preferred Stock which will be filed with the Securities and Exchange Commission and incorporated by reference in the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of the Preferred Stock.

    Premier has authority to issue 5,000,000 shares of Preferred Stock, $1.00 par value per share. As of December 31, 1998, Premier had 11,500 shares of Preferred Stock outstanding.

PREFERRED STOCK

    Prior to issuance of shares of each series, the Board of Directors is required by the Delaware General Corporation Law (the "GCL") and the Certificate of Incorporation to adopt resolutions and file a certificate of designation with the Secretary of State of the State of Delaware, fixing for each such class or series the designations, powers, preferences and rights of the shares of such class or series and the qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by the GCL. The Board of Directors could authorize the issuance of shares of Preferred Stock with terms and conditions which could have the effect of discouraging a takeover or other transaction which holders of some, or a majority, of such shares might believe to be in their best interests or in which holders of some, or a majority, of such shares might receive a premium for their shares over the then-market price of such shares.

    Subject to limitation prescribed by the GCL, the Certificate of Incorporation and the Bylaws of Premier, the Board of Directors is authorized without further stockholder action to provide for the issuance of up to 5,000,000 shares of Preferred Stock of Premier, in one or more series, with such voting powers, full or limited, and with such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated in the resolution or resolutions providing for the issuance of a series of such stock adopted, at any time or from time to time, by the Board of Directors (as used herein the term "Board of Directors" includes any duly authorized committee thereof).

    The Preferred Stock shall have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in a prospectus supplement relating to a particular series of the Preferred Stock. Reference is made to the prospectus supplement relating to the particular series of the Preferred Stock offered thereby for specific terms, including (i) the designation and stated value per share of such Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share; (iii) the initial public offering price at which such Preferred Stock will be issued;
(iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable, the form of dividend payment and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

provisions; (vi) any conversion or exchange rights; and (vii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

    The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights. The rights of the holders of each series of the Preferred Stock will be subordinate to those of Premier's general creditors.

DIVIDEND RIGHTS

    Holders of the Preferred Stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of funds of Premier legally available therefor, cash or payment in kind dividends on such dates and at such rates as set forth in, or as are determined by the method described in, the prospectus supplement relating to such series of the Preferred Stock. Such rate may be fixed or variable or both. Each such dividend will be payable to the holders of record as they appear on the stock books of Premier on such record dates, fixed by the Board of Directors, as specified in the prospectus supplement relating to such series of Preferred Stock.

    Such dividends may be cumulative or noncumulative, as provided in the prospectus supplement relating to such series of Preferred Stock. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of Preferred Stock for which dividends are noncumulative, then the right to receive a dividend in respect of the dividend period ending on such dividend payment date will be lost, and Premier will have no obligation to pay any dividend for such period, whether or not dividends on such series are declared payable on any future dividend payment dates. Dividends on the shares of each series of Preferred Stock for which dividends are cumulative will accrue from the date on which Premier initially issues shares of such series.

    Unless otherwise specified in the applicable prospectus supplement, so long as the shares of any series of the Preferred Stock are outstanding, unless
(i) full dividends (including if such Preferred Stock is cumulative, dividends for prior dividend periods) have been paid or declared and set apart for payment on all outstanding shares of the Preferred Stock of such series and all other classes and series of preferred stock of Premier (other than Junior Stock (as defined below)), and (ii) Premier is not in default or in arrears with respect to any mandatory or optional redemption or mandatory repurchase or other mandatory retirement of, or with respect to any sinking or other analogous funds for, any shares of Preferred Stock of such series or any shares of any other preferred stock of Premier of any class or series (other than Junior Stock), Premier may not declare any dividends on any shares of Common Stock of Premier or any other stock of Premier ranking as to dividends or distributions of assets junior to such series of Preferred Stock (the Common Stock and any such other stock being herein referred to as "Junior Stock"), or make any payment on account of, or set apart money for, the purchase, redemption or other retirement of, or for a sinking or other analogous fund for, any shares of Junior Stock or make any distribution in respect thereof, whether in cash or property or in obligations of stock of Premier, other than in Junior Stock which is neither convertible into, nor exchangeable or exercisable for, any securities of Premier other than Junior Stock.

LIQUIDATION PREFERENCES

    Unless otherwise specified in the applicable prospectus supplement, in the event of any liquidation, dissolution or winding up of Premier, whether voluntary or involuntary, the holders of each series of the Preferred Stock will be entitled to receive out of the assets of Premier available for distribution to stockholders, before any distribution of assets is made to the holders of Common Stock or any other shares of stock of Premier ranking junior as to such distribution to such series of the Preferred Stock, the amount set forth in the prospectus supplement relating to such series of the Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution or winding up of Premier, the amounts payable with respect to the Preferred Stock of any series and any other shares of Preferred Stock of Premier (including any other

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

series of the Preferred Stock) ranking as to any such distribution on a parity with such series of the Preferred Stock are not paid in full, the holders of the Preferred Stock of such series and of such other shares of preferred stock of Premier will share ratably in any such distribution of assets of Premier in proportion to the full respective preferential amounts to which they are entitled. After payment to the holders of the Preferred Stock of each series of the full preferential amounts of the liquidating distribution to which they are entitled, unless otherwise provided in the applicable prospectus supplement, the holders of each such series of the Preferred Stock will be entitled to no further participation in any distribution of assets by Premier.

REDEMPTION

    A series of the Preferred Stock may be redeemable, in whole or from time to time in part, at the option of Premier, and may be subject to mandatory redemption pursuant to a sinking fund or otherwise, in each case upon terms, at the times and at the redemption prices set forth in the prospectus supplement relating to such series. Shares of the Preferred Stock redeemed by Premier will be restored to the status of authorized but unissued shares of Preferred Stock of Premier.

    In the event that fewer than all of the outstanding shares of a series of the Preferred Stock are to be redeemed, whether by mandatory or optional redemption, the number of shares to be redeemed will be determined by lot or pro rata (subject to rounding to avoid fractional shares) or by any other method as may be determined by Premier in its sole discretion to be equitable. From and after the redemption date (unless default is made by Premier in providing for the payment of the redemption price plus accumulated and unpaid dividends, if any) dividends will cease to accumulate on the shares of the Preferred Stock called for redemption and all rights of the holders thereof (except the right to receive the redemption price plus accumulated and unpaid dividends, if any) will cease.

    Unless otherwise specified in the applicable prospectus supplement, so long as any dividends on shares of any series of the Preferred Stock or any other series of preferred stock of Premier ranking on a parity as to dividends and distribution of assets with such series of the Preferred Stock are in arrears, no shares of any such series of the Preferred Stock or such other series of preferred stock of Premier will be redeemed (whether by mandatory or optional redemption) unless all such shares are simultaneously redeemed, and Premier will not purchase or otherwise acquire any such shares; PROVIDED, HOWEVER, that the foregoing will not prevent the purchase or acquisition of such shares pursuant to a purchase or exchange offer made on the same terms to holders of all such shares outstanding.

CONVERSION AND EXCHANGE RIGHTS

    The terms, if any, on which shares of Preferred Stock of any series may be exchanged for or converted into shares of Common Stock, another series of Preferred Stock or any other security of Premier will be set forth in the prospectus supplement relating thereto. Such terms may include provisions for conversion, either mandatory, or at the option of the holder or at the option of Premier, in which case the number of shares of Common Stock, the shares of another series of Preferred Stock or the amount of any other securities to be received by the holders of Preferred Stock would be calculated as of a time and in the manner stated in the prospectus supplement.

VOTING RIGHTS

    Except as indicated below or in the prospectus supplement relating to a particular series of Preferred Stock, or except as expressly required by the laws of the State of Delaware or other applicable law, the holders of the Preferred Stock will not be entitled to vote. Except as indicated in the prospectus supplement relating to a particular series of Preferred Stock, each such share will be entitled to one vote on matters on which holders of such series of the Preferred Stock are entitled to vote. However, as more fully described below under "Depositary Shares," if Premier elects to issue Depositary Shares representing

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

a fraction of a share of a series of Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote, rather than a full vote. Because each full share of any series of Preferred Stock shall be entitled to one vote, the voting power of such series, on matters on which holders of such series and holders of other series of preferred stock are entitled to vote as a single class, shall depend on the number of shares in such series, not the aggregate liquidation preference or initial offering price of the shares of such series of Preferred Stock.

DEPOSITARY SHARES

    GENERAL. Premier may, at its option, elect to offer fractional shares of Preferred Stock, rather than full shares of Preferred Stock. In the event such option is exercised, Premier will issue to the public receipts for Depositary Shares, each of which will represent a fraction (to be set forth in the prospectus supplement relating to a particular series of Preferred Stock) of a share of a particular series of Preferred Stock as described below.

    The shares of any series of Preferred Stock represented by Depositary Shares will be deposited under a Deposit Agreement (the "Deposit Agreement") between Premier and a bank or trust company selected by Premier having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary Bank"). Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fraction of a share of Preferred Stock represented by such Depositary Share, to all the rights and preferences of the Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

    The Depositary Shares will be evidenced by depositary receipts issued pursuant to the Deposit Agreement ("Depositary Receipts"). Depositary Receipts will be distributed to those persons purchasing the fractional shares of Preferred Stock in accordance with the terms of the offering. If Depositary Shares are issued, copies of the forms of Deposit Agreement and Depositary Receipt will be incorporated by reference in the Registration Statement of which this prospectus is a part, and the following summary is qualified in its entirety by reference to such documents.

    Pending the preparation of definitive engraved Depositary Receipts, the Depositary Bank may, upon the written order of Premier, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts,will be exchangeable for definitive Depositary Receipts at Premier's expense.

    WITHDRAWAL OF PREFERRED STOCK. Upon surrender of the Depositary Receipts to the Depositary Bank, the owner of the Depositary Shares evidenced thereby is entitled to delivery at such office of the number of whole shares of Preferred Stock represented by such Depositary Shares. If the Depositary Receipts delivered by the holder evidence a number of Depositary Shares in excess of the number of Depositary Shares representing the number of whole shares of Preferred Stock to be withdrawn, the Depositary Bank will deliver to such holder at the same time a new Depositary Receipt evidencing such excess number of Depositary Shares. Owners of Depositary Shares will be entitled to receive only whole shares of Preferred Stock. In no event will fractional shares of Preferred Stock (or cash in lieu thereof) be distributed by the Depositary Bank. Consequently, a holder of a Depositary Receipt representing a fractional share of Preferred Stock would be able to liquidate his position only by sale to a third party (in a public trading market transaction or otherwise), unless the Depositary Shares are redeemed by Premier or converted by the holder.

    DIVIDENDS AND OTHER DISTRIBUTIONS. The Depositary Bank will distribute all cash dividends or other cash distributions received in respect of the Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the number of such Depositary Shares owned by such holders.

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

    In the event of a distribution other than in cash, the Depositary Bank will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary Bank determines that it is not feasible to make such distribution, in which case the Depositary Bank may, with the approval of Premier, sell such property and distribute the net proceeds from such sale to such holders.

    REDEMPTION OF DEPOSITARY SHARES. If a series of Preferred Stock represented by Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary Bank resulting from the redemption, in whole or in part, of such series of Preferred Stock held by the Depositary Bank. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of Preferred Stock. Whenever Premier redeems shares of Preferred Stock held by the Depositary Bank, the Depositary Bank will redeem as of the same redemption date the number of Depositary Shares representing the shares of Preferred Stock so redeemed. If fewer than all the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary Bank.

    VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of Preferred Stock are entitled to vote, the Depositary Bank will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for the Preferred Stock) will be entitled to instruct the Depositary Bank as to the exercise of the voting rights pertaining to the amount of Preferred Stock represented by such holder's Depositary Shares. The Depositary Bank will endeavor, insofar as practicable, to vote the amount of Preferred Stock represented by such Depositary Shares in accordance with such instructions, and Premier will agree to take all action that may be deemed necessary by the Depositary Bank in order to enable the Depositary Bank to do so. The Depositary Bank may abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares representing such Preferred Stock.

    AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between Premier and the Depositary Bank. However, any amendment that materially and adversely alters the rights of the holders of Depositary Shares will not be effective unless such amendment has been approved by the holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by Premier or the Depositary Bank only if (i) all outstanding Depositary Shares have been redeemed, or (ii) there has been a final distribution in respect of the Preferred Stock in connection with any liquidation, dissolution or winding up of Premier and such distribution has been distributed to the holders of Depositary Receipts.

    CHARGES OF DEPOSITARY BANK. Premier will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. Premier will pay charges of the Depositary Bank in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Receipts will pay other transfer and other taxes and governmental charges and such other charges, including any fee for the withdrawal of shares of Preferred Stock upon surrender of Depositary Receipts, as are expressly provided in the Deposit Agreement to be for their accounts.

    MISCELLANEOUS. The Depositary Bank will forward to holders of Depository Receipts all reports and communications from Premier that are delivered to the Depositary Bank and that Premier is required to furnish to the holders of Preferred Stock.

    Neither the Depositary Bank nor Premier will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of Premier and the Depositary Bank under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or upon information provided by persons presenting Preferred Stock for deposit, holders of Depositary Receipts or other persons believed to be competent and on documents believed to be genuine.

    RESIGNATION AND REMOVAL OF DEPOSITARY BANK. The Depositary Bank may resign at any time by delivering to Premier notice of its election to do so, and Premier may at any time remove the Depositary Bank, any such resignation or removal to take effect upon the appointment of a successor Depositary Bank and its acceptance of such appointment. Such successor Depositary Bank must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                            DESCRIPTION OF WARRANTS

GENERAL

    Premier may issue Warrants to purchase Debt Securities ("Debt Warrants") and/or Warrants to purchase Preferred Stock or Common Stock ("Equity Warrants") (together, the "Warrants"). Warrants may be issued independently or together with any securities and may be attached to or separate from such Securities. The Warrants are to be issued under warrant agreements (each, a "Warrant Agreement") to be entered into between Premier and a bank or trust company, as warrant agent (the "Warrant Agent"), all as shall be set forth in the prospectus supplement relating to Warrants being offered pursuant thereto. A copy of the proposed form of Warrant Agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

DEBT WARRANTS

    The applicable prospectus supplement will describe the terms of Debt Warrants offered thereby, the Warrant Agreement relating to such Debt Warrants and the Debt Warrant certificates representing such Debt Warrants ("Debt Warrant Certificates"), including the following: (1) the title of such Debt Warrants;
(2) the aggregate number of such Debt Warrants; (3) the price or prices at which such Debt Warrants will be issued; (4) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants, and the procedures and conditions relating to the exercise of such Debt Warrants; (5) the designation and terms of any related Debt Securities with which such Debt Warrants are issued, and the number of such Debt Warrants issued with each such Debt Security; (6) the date, if any, on and after which such Debt Warrants and the related Debt Securities will be separately transferable;
(7) the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant; (8) the date on which the right to exercise such Debt Warrants will commence, and the date on which such right will expire; (9) the maximum or minimum number of such Debt Warrants which may be exercised at any time;
(10) information with respect to book-entry procedures, if any; (11) a discussion of any material federal income tax considerations; and (12) any other terms of such Debt Warrants and terms, procedures and limitations relating to the exercise of such Debt Warrants.

    Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations, and Debt Warrants may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercise and will not be entitled to payment of principal of or any premium, if any, or interest on the Debt Securities purchasable upon such exercise.

EQUITY WARRANTS

    The applicable prospectus supplement will describe the following terms of Equity Warrants offered thereby: (1) the title of such Equity Warrants; (2) the securities (I.E., Preferred Stock or Common Stock)

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

for which such Equity Warrants are exercisable; (3) the price or prices at which such Equity Warrants will be issued; (4) if applicable, the designation and terms of the Preferred Stock or Common Stock with which such Equity Warrants are issued, and the number of such Equity Warrants issued with each such share of Preferred Stock or Common Stock; (5) if applicable, the date on and after which such Equity Warrants and the related Preferred Stock or Common Stock will be separately transferable; (6) if applicable, a discussion of any material federal income tax considerations; and (7) any other terms of such Equity Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Equity Warrants.

    Holders of Equity Warrants will not be entitled, by virtue of being such holders, to vote, consent, receive dividends, receive notice as stockholders with respect to any meeting of stockholders for the election of directors of Premier, or any other matter, or to exercise any rights whatsoever as stockholders of Premier.

    The exercise price payable and the number of shares of Common Stock or Preferred Stock purchasable upon the exercise of each Equity Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock or Preferred Stock or a stock split, reverse stock split, combination, subdivision or reclassification of Common Stock or Preferred Stock. In lieu of adjusting the number of shares of Common Stock or Preferred Stock purchasable upon exercise of each Equity Warrant, Premier may elect to adjust the number of Equity Warrants. No adjustments in the number of shares purchasable upon exercise of the Equity Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. Premier may, at its option, reduce the exercise price of the Equity Warrants at any time. No fractional shares will be issued upon exercise of Equity Warrants, but Premier will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of Premier as an entirety or substantially as an entirety, the holder of each outstanding Equity Warrant shall have the right to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock of Preferred Stock into which such Equity Warrant was exercisable immediately prior thereto.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of the underlying securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Warrants offered thereby. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Warrants offered thereby. After the close of business on the expiration date, unexercised Warrants will become void.

    Warrants may be exercised as set forth in the prospectus supplement relating to the Warrants offered thereby. Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the prospectus supplement, Premier will, as soon as practicable, forward the Securities purchasable upon such exercise. If less than all of the Warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining Warrants.

                              DESCRIPTION OF UNITS

    Premier may issue Units consisting of two or more other constituent securities, which Units may be issuable as, and for the period of time specified therein may be transferable as, a single security only, as distinguished from the separate constituent securities comprising such Units. Any such Units will be offered pursuant to a prospectus supplement which will (i) identify and designate the title of any series of Units; (ii) identify and describe the separate constituent securities comprising such Units; (iii) set forth the price or prices at which such Units will be issued; (iv) describe, if applicable, the date on and after which the constituent securities comprising the Units will become separately transferable; (v) provide

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

information with respect to book-entry procedures, if any; (vi) discuss applicable United States Federal income tax considerations relating to the Units; and (vii) set forth any other terms of the Units and their constituent securities.

                              PLAN OF DISTRIBUTION

    Premier may sell the securities in or outside the United States in any of three ways (or in any combination thereof): (i) through underwriters or dealers;
(ii) directly to a limited number of purchasers or to a single purchaser; or
(iii) through agents. The prospectus supplement with respect to any securities will set forth the terms of the offering of such securities, including (a) the name or names of any underwriters, dealers or agents and the respective amounts of such securities underwritten or purchased by each of them, (b) the initial public offering price of such securities and the proceeds to Premier and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and (c) any securities exchanges on which such securities may be listed. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    If underwriters are used in the sale of any securities, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Such securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase such securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such securities if any are purchased.

    The securities may be sold directly by Premier or through agents designated by Premier from time to time. Any agent involved in the offer or sale of the securities in respect of which a prospectus supplement is delivered will be named, and any commissions payable by Premier to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best effort basis for the period of its appointment.

    If so indicated in the applicable prospectus supplement, Premier will authorize underwriters, dealers or agents to solicit offers by certain purchasers to purchase the securities from Premier at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

    Some or all of the securities may be new issues of securities with no established trading market. Any underwriters to whom securities are sold by Premier for public offering and sale may make a market in such securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any securities.

    In order to facilitate the offering of the securities, any underwriters or agents, as the case may be, involved in the offering of such securities may engage in transactions that stabilize, maintain or otherwise affect the price of such securities or any other securities the prices of which may be used to determine payments on such securities. Specifically, the underwriters or agents, as the case may be, may overallot in connection with the offering, creating a short position in such securities for their own account. In addition, to cover overallotments or to stabilize the price of such securities or any such other securities, the underwriters or agents, as the case may be, may bid for, and purchase, such securities or any such other securities in the open market. Finally, in any offering of such securities through a syndicate of underwriters, the underwriting syndicate may reclaim selling concessions allotted to an underwriter or a dealer for distributing such securities in the offering if the syndicate repurchases previously distributed

    ON JUNE 30, 2000 PREMIER PARKS INC. CHANGED ITS NAME TO SIX FLAGS, INC.

securities in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the securities above independent market levels. The underwriters or agents, as the case may be, are not required to engage in these activities, and may end any of these activities at any time.

    Agents and underwriters may be entitled under agreements entered into with Premier to indemnification by Premier against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters may be required to make in respect thereof. Certain agents and underwriters may be customers of, engage in transactions with, or perform services for Premier in the ordinary course of business.

                                 LEGAL MATTERS

    Our counsel, Thelen Reid & Priest LLP of New York, New York, will issue an opinion to us on certain legal matters relating to the securities.

                                    EXPERTS

    The consolidated financial statements of Premier Parks Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon authority of said firm as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited the financial statements of Six Flags Entertainment Corporation as of December 28, 1997 and December 29, 1996 and for each of the three years in the period ended
December 28, 1997 included in our Registration Statement on Form S-3 (File
No. 333-46897), as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Six Flags Entertainment Corporation's financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       10,000,000 PREFERRED INCOME EQUITY

                      REDEEMABLE SHARES(SM) ("PIERS(SM)")

                                     [LOGO]

                        CONSISTING OF DEPOSITARY SHARES
                 EACH REPRESENTING ONE ONE-HUNDREDTH OF A SHARE
                     OF 7 1/4% CONVERTIBLE PREFERRED STOCK

                               ------------------

                             PROSPECTUS SUPPLEMENT
                                January 17, 2001

                            ------------------------

                                LEHMAN BROTHERS

                          ALLEN & COMPANY INCORPORATED

                              MERRILL LYNCH & CO.

                           MORGAN STANLEY DEAN WITTER

                              SALOMON SMITH BARNEY